       As filed with Securities and Exchange Commission on April 28, 2003

                                                    Registration Nos. 333-103193
                                                                        811-3713
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6


Registration Statement Under The Securities Act Of 1933                      [ ]
         Pre-Effective Amendment No. 1                                       [X]
         Post- Effective Amendment No.                                       [ ]
                           and
Registration Statement Under the Investment Company Act of 1940
                  Amendment No. 8                                            [X]
                        (Check appropriate box or boxes)
                   New England Variable Life Separate Account

                           (Exact Name of Registrant)
                       New England Life Insurance Company
                               (Name of Depositor)
                501 Boylston Street, Boston, Massachusetts 02116
              (Address of Depositor's Principal Executive Offices)
                   Depositor's Telephone Number: 617-578-2000


                    (Name and Address of Agent for Service):
                             Marie C. Swift, Esquire
                           Vice President and Counsel
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                                    Copy to:
                            Stephen E. Roth, Esquire
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415


                           ---------------------------
Title of Securities Being Registered: Units of Interest in Flexible Premium Variable Life Insurance Policies.

 As soon as practicable after the effective date of this Registration Statement
                 (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                           ZENITH FLEXIBLE LIFE 2001

          Supplement dated May 1, 2003 to Prospectus dated May 1, 2003



For Policies purchased through payroll deductions:

         If you elect to pay monthly planned premiums using payroll deductions that your employer will remit to us, New England Life Insurance Company, on your behalf, the following special provisions apply to you:

         1. Policy Date. Your employer will begin making payroll deductions six weeks in advance of your first monthly planned premium payment. The Policy Date and the investment start date for your Policy will be the date when we receive your first monthly planned premium payment.

         2. Temporary Life Insurance Coverage. The insured under your Policy will be covered by temporary life insurance for a limited period under the terms of a temporary insurance agreement. Coverage will begin as of the date of the temporary insurance agreement, which is generally the same date you sign your application. (Refer to the temporary insurance agreement for details.)

         3. Planned Premium Payments. You will be on a monthly planned premium schedule that assumes your employer will remit 12 premium payments each year, regardless of the frequency with which payroll deductions are made. The amount of your monthly planned premium payments may vary from month to month, depending on the amount of payroll deductions accumulated prior to each payment. Premiums will be applied to your Policy on the day we receive them.


         4. Lapse. Your monthly planned premium schedule is not necessarily designed to keep your Policy in force. We will make Monthly Deductions from the cash value of your Policy on the first day of each Policy month, beginning with the Policy Date. (See "Deductions from Cash Value" for more information.) Your Policy will be in default in any month when there is insufficient net cash value for us to make a Monthly Deduction unless your Policy is protected against lapse during the first five Policy Years by payment of the Minimum Premium. (See "Deductions from Cash Value," "Flexible Premiums" and "Lapse and Reinstatement" for more information.) A default will occur if for any reason there is insufficient net cash value in the Policy to pay a Monthly Deduction. A default may result, for example, if you miss a payroll deduction. THE CASH VALUE OF PREMIUMS ALLOCATED TO THE VARIABLE ACCOUNT IS NOT GUARANTEED, AND UNFAVORABLE INVESTMENT EXPERIENCE CAN REDUCE IT TO ZERO. YOU WILL BEAR THE ENTIRE INVESTMENT RISK WITH RESPECT TO CASH VALUE IN THE VARIABLE ACCOUNT. If a default occurs, we will issue a pre-lapse notice to inform the Policy Owner of the amount due. The Policy provides a 62 day grace period for payment of the amount due to prevent lapse. To keep your Policy in force, you will need to pay the amount shown in the pre-lapse notice directly to us.

         5. Additional Payments and Loan Repayments. You cannot use payroll deductions to make payments in addition to your planned premium payments or to repay a Policy loan. Please contact our designated office or your registered representative if you would like to arrange either of these transactions.

                           ZENITH FLEXIBLE LIFE 2001

                          Flexible Premium Adjustable
                        Variable Life Insurance Policies
                                   Issued by
                 New England Variable Life Separate Account of
                       New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                 (617) 578-2000

    This prospectus offers individual flexible premium adjustable variable life insurance policies (the "Policies") issued by New England Life Insurance Company ("NELICO").

    You allocate net premiums among the investment Sub-Accounts of NELICO's Variable Life Separate Account (the "Variable Account"). Each Sub-Account of the Variable Account invests in shares of an Eligible Fund. The Eligible Funds are:


METROPOLITAN SERIES FUND, INC.



Alger Equity Growth Portfolio


Balanced Portfolio


Davis Venture Value Portfolio


FI Mid Cap Opportunities Portfolio


FI Structured Equity Portfolio


Franklin Templeton Small Cap Growth Portfolio


Harris Oakmark Focused Value Portfolio


Harris Oakmark Large Cap Value Portfolio


Janus Mid Cap Portfolio


Lehman Brothers(R) Aggregate Bond Index Portfolio


Loomis Sayles Small Cap Portfolio


Met/Putnam Voyager Portfolio


MetLife Mid Cap Stock Index Portfolio


MetLife Stock Index Portfolio


MFS Investors Trust Portfolio


MFS Research Managers Portfolio


MFS Total Return Portfolio


Morgan Stanley EAFE(R) Index Portfolio


Neuberger Berman Partners Mid Cap Value Portfolio


Putnam International Stock Portfolio


Russell 2000(R) Index Portfolio


State Street Research Aurora Portfolio


State Street Research Bond Income Portfolio


State Street Research Investment Trust Portfolio


State Street Research Large Cap Value Portfolio


State Street Research Money Market Portfolio


Zenith Equity Portfolio



MET INVESTORS SERIES TRUST



Harris Oakmark International Portfolio


Janus Aggressive Growth Portfolio


Met/AIM Mid Cap Core Equity Portfolio


Met/AIM Small Cap Growth Portfolio


PIMCO Innovation Portfolio


PIMCO Total Return Portfolio


T. Rowe Price Mid-Cap Growth Portfolio



FIDELITY(R) VARIABLE INSURANCE PRODUCTS



VIP Asset Manager Portfolio


VIP Equity-Income Portfolio


VIP High Income Portfolio


VIP Overseas Portfolio



AMERICAN FUNDS INSURANCE SERIES



American Funds Global Small Capitalization Fund


American Funds Growth Fund


American Funds Growth-Income Fund


    You receive State Street Research Money Market Sub-Account performance until the later of 45 days after the date Part 1 of the application is signed or 10 days after we mail the Notice of Withdrawal Right. Thereafter, we invest the Policy's cash value according to your instructions.

    You may also allocate net premiums to a Fixed Account in most states. Limits apply to transfers to and from the Fixed Account.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

    WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

    THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. POLICIES ISSUED IN YOUR STATE MAY PROVIDE DIFFERENT FEATURES AND BENEFITS FROM, AND IMPOSE DIFFERENT COSTS THAN, THOSE DESCRIBED IN THIS PROSPECTUS. YOUR ACTUAL POLICY AND ANY ENDORSEMENTS ARE THE CONTROLLING DOCUMENTS. YOU SHOULD READ THE POLICY CAREFULLY FOR ANY VARIATIONS IN YOUR STATE.

                                  MAY 1, 2003

                               TABLE OF CONTENTS


                                                              PAGE
                                                              -----
SUMMARY OF BENEFITS AND RISKS...............................    A-4
     Benefits of the Policy.................................    A-4
     Risks of the Policy....................................    A-5
     Risks of the Eligible Funds............................    A-6
FEE TABLES..................................................    A-7
     Transaction Fees.......................................    A-7
     Periodic Charges Other Than Eligible Fund Operating
      Expenses..............................................    A-8
     Annual Eligible Fund Operating Expenses................   A-10
HOW THE POLICY WORKS........................................   A-13
THE COMPANY, THE VARIABLE ACCOUNT AND THE ELIGIBLE FUNDS....   A-14
     The Company............................................   A-14
     The Variable Account...................................   A-14
     The Eligible Funds.....................................   A-14
     Share Classes of the Eligible Funds....................   A-17
     Voting Rights..........................................   A-17
     Rights Reserved by NELICO..............................   A-18
THE POLICIES................................................   A-18
     Purchasing a Policy....................................   A-18
     Replacing Existing Insurance...........................   A-18
     Policy Owner and Beneficiary...........................   A-19
     24 Month Right.........................................   A-19
     Other Exchange Rights..................................   A-20
     Substitution of Insured Person.........................   A-20
     Group or Sponsored Arrangements........................   A-20
PREMIUMS....................................................   A-20
     Flexible Premiums......................................   A-20
     Amount Provided for Investment under the Policy........   A-21
     Right to Return the Policy.............................   A-22
     Allocation of Net Premiums.............................   A-22
RECEIPT OF COMMUNICATIONS AND PAYMENTS AT NELICO'S
  DESIGNATED OFFICE.........................................   A-23
     Payment of Proceeds....................................   A-23
CASH VALUE..................................................   A-23
     Net Investment Experience..............................   A-24
DEATH BENEFITS..............................................   A-24
     Death Proceeds Payable.................................   A-25
     Change in Death Benefit Option.........................   A-25
     Extending the Maturity Date............................   A-25
     Increase in Face Amount................................   A-26
     Reduction in Face Amount...............................   A-26
SURRENDERS AND PARTIAL SURRENDERS...........................   A-27
     Surrender..............................................   A-27
     Partial Surrender......................................   A-27

                                                              PAGE
                                                              -----
TRANSFERS...................................................   A-28
     Transfer Option........................................   A-28
     Dollar Cost Averaging/Asset Rebalancing................   A-28
LOANS.......................................................   A-29
LAPSE AND REINSTATEMENT.....................................   A-30
     Lapse..................................................   A-30
     Reinstatement..........................................   A-30
ADDITIONAL BENEFITS BY RIDER................................   A-31
THE FIXED ACCOUNT...........................................   A-32
     General Description....................................   A-32
     Values and Benefits....................................   A-32
     Policy Transactions....................................   A-32
CHARGES.....................................................   A-33
     Deductions from Premiums...............................   A-34
     Surrender Charge.......................................   A-34
     Transfer Charge........................................   A-36
     Deductions from Cash Value.............................   A-36
     Loan Interest Spread...................................   A-38
     Face Amount Increase Charge............................   A-38
     Charges Against the Eligible Funds and the Sub-Accounts
      of the Variable Account...............................   A-39
TAX CONSIDERATIONS..........................................   A-39
     Introduction...........................................   A-39
     Tax Status of the Policy...............................   A-39
     Tax Treatment of Policy Benefits.......................   A-40
     NELICO's Income Taxes..................................   A-42
DISTRIBUTION OF THE POLICIES................................   A-43
LEGAL PROCEEDINGS...........................................   A-43
RESTRICTIONS ON FINANCIAL TRANSACTIONS......................   A-43
EXPERTS.....................................................   A-44
FINANCIAL STATEMENTS........................................   A-44
GLOSSARY....................................................   A-45
APPENDIX A: TAX LAW AND THE DEATH BENEFIT...................   A-46

                         SUMMARY OF BENEFITS AND RISKS

     This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

BENEFITS OF THE POLICY

     DEATH PROCEEDS. The Policies are designed to provide insurance protection. Upon receipt of satisfactory proof of the death of the insured, we pay death proceeds to the beneficiary of the Policy. Death proceeds generally equal the death benefit on the date of the insured's death, plus any additional insurance provided by rider, less any outstanding loan and accrued loan interest.

     CHOICE OF DEATH BENEFIT OPTION. You may choose between two death benefit options:

     --  a level death benefit that equals the Policy's face amount, and

     -- a variable death benefit that equals the Policy's face amount plus the Policy's cash value.

     The death benefit under either option could increase to satisfy Federal tax law requirements if the cash value reaches certain levels. After the first Policy year you may change your death benefit option. A change in death benefit option may have tax consequences.

     PREMIUM FLEXIBILITY. You can make premium payments based on a schedule you determine, subject to some limits. You can change your payment schedule at any time, you can skip premium payments, or make additional payments. We can limit or prohibit payments in some situations, including cases where the insured is in a substandard risk class.

     RIGHT TO RETURN THE POLICY. You may cancel the Policy within 45 days after the date Part 1 of the application is signed, within the first ten days (more in some states) following your receipt of the Policy, or within ten days after we mail the Notice of Withdrawal Right, whichever is latest. Upon cancellation of the Policy, we will refund any premiums paid, or any other amount that is required by state insurance law.

     INVESTMENT OPTIONS. You can allocate your net premiums and cash value among your choice of forty-one investment Sub-Accounts in the Variable Account, each of which corresponds to a mutual fund portfolio, or "Eligible Fund." The Eligible Funds available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, as well as bond funds, balanced funds and a money market fund. In most states you may also allocate premiums and cash value to our Fixed Account which provides guarantees of interest and principal. You may allocate your Policy's cash value to a maximum of ten accounts (including the Fixed Account) at any one time. You may change your allocation of future net premiums at any time.

     PARTIAL SURRENDERS. You may withdraw up to 75% of your Policy's net cash value through partial surrenders. Net cash value equals the Policy's cash value reduced by any applicable Surrender Charge and by any outstanding Policy loan and accrued loan interest. We reserve the right to limit partial surrenders in any year to 20% of the Policy's net cash value on the date of the first partial surrender in that year, or if less, the Policy's available loan value. Partial surrenders may have tax consequences.

     TRANSFERS OF CASH VALUE. You may transfer your Policy's cash value among the Sub-Accounts or between the Sub-Accounts and the Fixed Account, although special limits apply to transfers from the Fixed Account. We reserve the right to limit transfers to four per Policy year (12 per year in New York) and to impose a processing charge of $25 for transfers in excess of 12 per Policy year. We may offer the following automated transfer privileges:

     -- DOLLAR COST AVERAGING. Under the dollar cost averaging program, you may authorize us to make automatic transfers of your Policy's cash value from any one Sub-Account to one or more other Sub-Accounts and/or the Fixed Account on a periodic basis.


     -- ASSET REBALANCING. Under the asset rebalancing program, we automatically reallocate your Policy's cash value among the Sub-Accounts periodically to return the allocation to the percentages you specify.

     LOANS. You may borrow from the cash value of your Policy, in an amount equal to the Policy's "loan value." The loan value generally equals 90% (or more if required by state law) of the cash value of the Policy projected to the next Policy anniversary, less the Surrender Charge, less loan interest to the next interest due date. We charge you a maximum annual interest rate of 5.5% on your loan. However, we credit interest at an annual rate of at least 4% on the amount we hold in our general account as security for the loan. Loans may have tax consequences.


     SURRENDERS. You may surrender the Policy for its net cash value at any time while the insured is living. Net cash value equals the cash value reduced by any Policy loan and accrued loan interest and by any applicable Surrender Charge. A surrender may have tax consequences.

     TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in the cash value of your Policy should not be taxable to you. As long as your Policy is not a modified endowment contract (MEC), partial surrenders should be non-taxable until you have withdrawn an amount equal to your total investment in the Policy. Death benefits paid to your beneficiary should be free of Federal income tax.

     CONVERSION PRIVILEGE. During the first two Policy years, you have a one-time right to convert the Policy, or a portion of it, to fixed benefit coverage by electing to transfer all or part of your cash value, and to allocate all or a portion of future premiums, to the Fixed Account. The purpose of the conversion is to provide you with fixed Policy values and benefits. The transfer will not be subject to any transfer charge and will have no effect on the Policy's death benefit, face amount or net amount at risk. In some states you may be able to exchange the Policy for a fixed benefit life insurance policy.

     SUPPLEMENTAL BENEFITS AND RIDERS. We offer several riders that provide additional insurance benefits under the Policy, such as the Level Term Insurance Rider, which provides an additional death benefit payable on the death of the insured. We generally deduct any monthly charges for these riders as part of the Monthly Deduction. Your registered representative can help you determine whether any of these riders are suitable for you. These riders may not be available in all states.

     PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

RISKS OF THE POLICY

     INVESTMENT RISK. If you invest your Policy's cash value in one or more Sub-Accounts, then you will be subject to the risk that investment performance will be unfavorable and that your cash value will decrease. In addition, we deduct Policy fees and charges from your Policy's cash value, which can significantly reduce your Policy's cash value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's cash value. It is possible to lose your full investment and your Policy could lapse without value unless you pay additional premium. If you allocate cash value to the Fixed Account, then we credit such cash value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 4%.


     SURRENDER AND PARTIAL SURRENDER RISKS. The Policy is designed to provide lifetime insurance protection. The Policy is not offered primarily as an investment and should not be used as a short-term savings vehicle. If you surrender the Policy within the first 11 Policy years, you will generally be subject to a Surrender Charge as well as to income tax on any gain that is distributed or deemed to be distributed from the Policy. You will also be subject to a Surrender Charge if you make a partial surrender from the Policy within the first 11 Policy years and the partial surrender reduces the face amount of the Policy. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's cash value in the near future. Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because Surrender Charges determine net cash value, which is a measure we use to determine whether your Policy will enter the grace period (and possibly lapse).


     RISK OF LAPSE. Your Policy may lapse if you have not paid a sufficient amount of premiums or if the investment performance of the Sub-Accounts is poor. If your net cash value is insufficient to pay the monthly deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. Regardless of your net cash value, however, your Policy generally will not lapse during the first five Policy years, if you pay certain required premium amounts. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.

     RISK OF TERMINATION AT MATURITY. Unless the extended maturity option is part of your Policy, if the insured is alive and the Policy is in force on the Maturity Date, the Policy will terminate and we will pay to you the Policy's net cash value.

     TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, or if a term rider is added, there is some risk that the Policy will not be treated as a life insurance contract under Federal tax law, particularly if you pay the full amount of premiums permitted under the Policy. If your Policy is not treated as a life insurance contract under Federal tax law, increases in the Policy's cash value will be taxed currently.

     Even if your Policy is treated as a life insurance contract for Federal tax purposes, your Policy may become a modified endowment contract, or MEC, due to the payment of excess premiums or unnecessary premiums, due to a material change, or due to a reduction in your death benefit. If your Policy becomes a MEC, surrenders, partial surrenders and loans will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age 59 1/2 at the time of the surrender, partial surrender or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

     If the Policy is not a MEC, distributions will generally be treated first as a return of basis, or investment in the contract, and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

     See "Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

     LOAN RISKS. A Policy loan, whether or not repaid, will affect the cash value of your Policy over time because we subtract the amount of the loan from the Sub-Accounts and/or the Fixed Account as collateral, and hold it in our general account. This loan collateral does not participate in the investment experience of the Sub-Accounts or receive any higher current interest rate that may be credited to the Fixed Account.

     We also reduce the amount we pay on the death of the insured by the amount of any outstanding loan and accrued loan interest. Your Policy may lapse if your outstanding loan and accrued loan interest reduces the net cash value to zero.

     If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans and partial surrenders you have made exceed the premiums you have paid. Since loans and partial surrenders reduce your Policy's cash value, any remaining cash value may be insufficient to pay the income tax due.

     LIMITATIONS ON CASH VALUE IN THE FIXED ACCOUNT. We can restrict allocations and transfers to the Fixed Account if the effective annual rate of interest on the amount would be 4%. Transfers from the Fixed Account are only allowed once per Policy year and may only be requested within 30 days after the Policy Anniversary. Except with our consent, the maximum amount you may transfer from the Fixed Account in any Policy year is the greater of 25% of the cash value in the Fixed Account on the transfer date and the amount of cash value transferred from the Fixed Account in the preceding Policy year.

     TAX LAW CHANGES. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF THE ELIGIBLE FUNDS

     A comprehensive discussion of the risks associated with each of the Eligible Funds can be found in the prospectuses for the Eligible Funds. THERE IS NO ASSURANCE THAT ANY OF THE ELIGIBLE FUNDS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

                                   FEE TABLES

     The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or transfers cash value among accounts.

     If the amount of a charge varies depending on the Policy Owner's or the insured's individual characteristics (such as age, gender, or underwriting class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY. Your Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Designated Office. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based on the insured's age and underwriting class, the death benefit option, face amount, planned periodic premiums and riders requested.

TRANSACTION FEES


---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Sales Charge Imposed   On payment of premium    4% of premiums paid(1)   4% of premiums paid(1)
 on Premiums
---------------------------------------------------------------------------------------------------
 Premium Tax Imposed    On payment of premium    2.5% of premiums paid    2.5% of premiums paid
 on Premiums
---------------------------------------------------------------------------------------------------
 Federal Tax Imposed    On payment of premium    1% of premiums paid      1% of premiums paid
 on Premiums
---------------------------------------------------------------------------------------------------
 Surrender Charge(2)
     Deferred Sales     On surrender, lapse or   In Policy years 2-5,     In Policy years 2-5, 72%
     Charge             face amount reduction    72% of premiums paid up  of premiums paid up to
                        in the first 11 Policy   to the Target Premium    the Target Premium (less
                        years                    (less in other Policy    in other Policy
                                                 years--see footnote)(3)  years--see footnote)(3)
     Deferred           On surrender, lapse or   $2.50 per $1,000 of      $2.50 per $1,000 of base
     Administrative     face amount reduction    base Policy face amount  Policy face amount (less
     Charge             in the first 11 Policy   (less in other Policy    in other Policy years)(4)
                        years                    years)(4)
---------------------------------------------------------------------------------------------------
 Transfer Charge        On transfer of cash      Not currently charged    $25 for each transfer in
                        value between                                     excess of 12 per Policy
                        Sub-Accounts and to the                           year
                        Fixed Account
---------------------------------------------------------------------------------------------------


------------

(1) The sales charge is 3% for (1) Policies used in a business situation or in a tax-qualified pension plan where either (a) the average face amount is at least $500,000, or (b) the Policies are issued on at least 25 lives and the average face amount is at least $250,000; or (2) all other Policies with a face amount of at least $500,000. For these purposes, face amount includes the face amount of any Level Term Insurance Rider.



(2) The Surrender Charge is comprised of a Deferred Sales Charge and a Deferred Administrative Charge. The Surrender Charge period is nine years for insureds whose issue age is 66 to 75 and five years for insureds whose issue age is 76 to 85. A pro rata portion of the Surrender Charge applies to a requested face amount reduction, as well as to a face amount reduction resulting from a partial surrender.



(3) The Target Premium varies based on issue age, sex, underwriting class and face amount. The Deferred Sales Charge in Policy year 1 is 55% of premiums paid up to the Target Premium. In Policy years 6-11 the charge is a declining percentage of the Target Premium that reaches 0% in the last month of Policy year 11. The Deferred Sales Charge for insureds whose issue age is above 55 is less than or equal to the amounts described.

(4) After the first Policy year, the Deferred Administrative Charge declines ratably on a monthly basis over the next ten Policy years until it reaches $0 in the last month of Policy year 11.


     The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Eligible Fund fees and expenses.

PERIODIC CHARGES OTHER THAN ELIGIBLE FUND OPERATING EXPENSES


---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Cost of Insurance(1)
  Minimum and Maximum   Monthly                  $.01 to $500.00 per      $.06 to $500.00 per
  Charge                                         $1,000 of net amount at  $1,000 of net amount at
                                                 risk(2)                  risk(2)
  Charge in the first   Monthly                  $.19 per $1,000 of net   $.19 per $1,000 of net
  Policy year for a                              amount at risk           amount at risk
  male insured, age
  40, in the preferred
  nonsmoker
  underwriting class
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Policy Fee             Monthly                  $15 in Policy year 1     $15 in Policy year 1
                                                 $5 in Policy years 2+    $7 in Policy years 2+
                                                 ($6 for Policies owned
                                                 by tax-qualified
                                                 pension plans)
---------------------------------------------------------------------------------------------------
 Mortality and Expense  Daily                    .25% in all Policy       .50% in all Policy years
 Risk Charge (annual                             years(3)
 rate imposed on the
 Variable Account
 assets)
---------------------------------------------------------------------------------------------------
 Administrative Charge  Monthly                  $.08 per $1,000 of base  $.08 per $1,000 of base
                                                 Policy face amount in    Policy face amount in
                                                 Policy year 1            Policy year 1
                                                 $.02 per $1,000 of base  $.04 per $1,000 of base
                                                 Policy face amount in    Policy face amount in
                                                 Policy years 2+ ($.03    Policy years 2+
                                                 per $1,000 of base
                                                 Policy face amount for
                                                 Policies owned by
                                                 tax-qualified pension
                                                 plans)(4)
---------------------------------------------------------------------------------------------------
 Loan Interest          Annually (or on loan     1.5% of loan collateral  1.5% of loan collateral
 Spread(5)              termination, if
                        earlier)
---------------------------------------------------------------------------------------------------


------------

(1) The cost of insurance charge varies based on individual characteristics, including the insured's age, risk class and except for unisex policies, sex. The cost of insurance charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the cost of insurance or other charges that would apply for a particular insured by contacting your registered representative.



(2) The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 4% per year) and the Policy's cash value.



(3) The current Mortality and Expense Risk Charge is .20% per year for (1) Policies used in a business situation or in a tax-qualified pension plan where either (a) the average face amount is at least $500,000, or (b) the Policies are issued on at least 25 lives and the average face amount is at least $250,000; or (2) all other Policies with a face amount of at least $500,000. For these purposes, face amount includes the face amount of any Level Term Insurance Rider.

(4) After the first Policy year, the current Administrative Charge will not exceed $40 per month ($60 per month for Policies owned by tax-qualified pension plans).



(5) We charge interest on Policy loans at an effective rate of 5.5% per year. Cash value we hold as security for the loan ("loan collateral") earns interest at an effective rate of not less than 4% per year. The loan interest spread is the difference between these interest rates. The current loan interest spread is 1.5% in Policy years 1-15, .25% in Policy years 16-25 and .10% thereafter.


 Charges for Optional Features (Riders):


---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Level Term Insurance
 Rider
  Minimum and Maximum   Monthly                  $.01 to $500.00 per      $.06 to $500.00 per
  Charge                                         $1,000 of net amount at  $1,000 of net amount at
                                                 risk                     risk
  Charge in the first
  Policy year for a     Monthly                  $.07 per $1,000 of net   $.19 per $1,000 of net
  male insured, age                              amount at risk           amount at risk
  40, in the nonsmoker
  preferred
  underwriting class
  with a rider face
  amount of $250,000
---------------------------------------------------------------------------------------------------
 Temporary Term
 Insurance Rider
  Minimum and Maximum   Monthly                  $.03 to $9.00 per        $.03 to $9.00 per $1,000
  Charge                                         $1,000 of rider face     of rider face amount
                                                 amount
  Charge for a male     Monthly                  $.09 per $1,000 of       $.09 per $1,000 of rider
  insured, age 40, in                            rider face amount        face amount
  the nonsmoker
  preferred
  underwriting class
  with a rider face
  amount of $300,000
---------------------------------------------------------------------------------------------------
 Children's Life        Monthly                  $.50 per $1,000 of       $.50 per $1,000 of rider
 Insurance Rider                                 rider face amount        face amount
---------------------------------------------------------------------------------------------------
 Waiver of Monthly
 Deduction Rider
  Minimum and Maximum   Monthly                  $.86 to $67.77 per $100  $.86 to $67.77 per $100
  Charge                                         of Monthly Deduction     of Monthly Deduction
  Charge in the first   Monthly                  $1.86 per $100 of        $1.86 per $100 of Monthly
  Policy year for a                              Monthly Deduction        Deduction
  male insured, age
  35, in the preferred
  nonsmoker
  underwriting class
---------------------------------------------------------------------------------------------------

ANNUAL ELIGIBLE FUND OPERATING EXPENSES


     The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2002, before and after any contractual fee waivers and expense reimbursements. Expenses of the Eligible Funds may be higher or lower in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.



                                                            MINIMUM   MAXIMUM
                                                            -------   -------
Total Annual Eligible Fund Operating Expenses
  (expenses that are deducted from Eligible Fund assets,
  including management fees, distribution (12b-1) fees and
  other expenses).........................................    .31%     4.42%
Net Total Annual Eligible Fund Operating Expenses
  (net of any contractual fee waivers and expense
  reimbursements)*........................................    .31%     1.20%


---------------


* The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2004, as described in more detail below.



     The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2002, before and after any applicable contractual fee waivers and expense reimbursements:


ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)


                                                                           GROSS                           NET
                                                                           TOTAL        FEE WAIVERS       TOTAL
                                   MANAGEMENT    OTHER       12B-1         ANNUAL       AND EXPENSE      ANNUAL
                                      FEES      EXPENSES      FEES        EXPENSES     REIMBURSEMENTS   EXPENSES
                                   ----------   --------   ----------   ------------   --------------   ---------
METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)
Alger Equity Growth Portfolio....     .75%         .04%       .00%           .79%            .00%          .79%
Balanced Portfolio...............     .70%         .15%       .00%           .85%            .00%          .85%(1)
Davis Venture Value Portfolio....     .75%         .05%       .00%           .80%            .00%          .80%(1)
FI Mid Cap Opportunities
  Portfolio......................     .80%        3.62%       .00%          4.42%           3.37%         1.05%(2)
FI Structured Equity Portfolio...     .67%         .05%       .00%           .72%            .00%          .72%(1)
Franklin Templeton Small Cap
  Growth Portfolio...............     .90%         .61%       .00%          1.51%            .36%         1.15%(2)
Harris Oakmark Focused Value
  Portfolio......................     .75%         .07%       .00%           .82%            .00%          .82%
Harris Oakmark Large Cap Value
  Portfolio......................     .75%         .08%       .00%           .83%            .00%          .83%(1)
Janus Mid Cap Portfolio..........     .69%         .06%       .00%           .75%            .00%          .75%
Lehman Brothers Aggregate Bond
  Index Portfolio................     .25%         .09%       .00%           .34%            .00%          .34%
Loomis Sayles Small Cap
  Portfolio......................     .90%         .07%       .00%           .97%            .00%          .97%
Met/Putnam Voyager Portfolio.....     .80%         .27%       .00%          1.07%            .07%         1.00%(2)
MetLife Mid Cap Stock Index
  Portfolio......................     .25%         .18%       .00%           .43%            .00%          .43%
MetLife Stock Index Portfolio....     .25%         .06%       .00%           .31%            .00%          .31%
MFS Investors Trust Portfolio....     .75%         .59%       .00%          1.34%            .34%         1.00%(1,2)
MFS Research Managers
  Portfolio......................     .75%         .39%       .00%          1.14%            .14%         1.00%(1,2)
MFS Total Return Portfolio.......     .50%         .16%       .00%           .66%            .00%          .66%
Morgan Stanley EAFE Index
  Portfolio......................     .30%         .49%       .00%           .79%            .04%          .75%(2)
Neuberger Berman Partners Mid Cap
  Value Portfolio................     .69%         .11%       .00%           .80%            .00%          .80%(1)
Putnam International Stock
  Portfolio......................     .90%         .22%       .00%          1.12%            .00%         1.12%
Russell 2000 Index Portfolio.....     .25%         .24%       .00%           .49%            .00%          .49%
State Street Research Aurora
  Portfolio......................     .85%         .10%       .00%           .95%            .00%          .95%

                                                                           GROSS                           NET
                                                                           TOTAL        FEE WAIVERS       TOTAL
                                   MANAGEMENT    OTHER       12B-1         ANNUAL       AND EXPENSE      ANNUAL
                                      FEES      EXPENSES      FEES        EXPENSES     REIMBURSEMENTS   EXPENSES
                                   ----------   --------   ----------   ------------   --------------   ---------
State Street Research Bond Income
  Portfolio......................     .40%         .11%       .00%           .51%            .00%          .51%
State Street Research Investment
  Trust Portfolio................     .49%         .05%       .00%           .54%            .00%          .54%(1)
State Street Research Large Cap
  Value Portfolio................     .70%        1.63%       .00%          2.33%           1.38%          .95%(2)
State Street Research Money
  Market Portfolio...............     .35%         .08%       .00%           .43%            .00%          .43%
Zenith Equity Portfolio..........     .68%         .07%       .00%           .75%            .00%          .75%(1,3)
MET INVESTORS SERIES TRUST
  (CLASS A SHARES)
Harris Oakmark International
  Portfolio......................     .85%        1.64%       .00%          2.49%           1.29%         1.20%(4,5)
Janus Aggressive Growth
  Portfolio......................     .80%         .62%       .00%          1.42%            .52%          .90%(4,5)
Met/AIM Mid Cap Core Equity
  Portfolio......................     .75%         .89%       .00%          1.64%            .69%          .95%(4,5)
Met/AIM Small Cap Growth
  Portfolio......................     .90%        1.20%       .00%          2.10%           1.05%         1.05%(4,5)
PIMCO Innovation Portfolio.......     .95%         .78%       .00%          1.73%            .63%         1.10%(4,5)
PIMCO Total Return Portfolio.....     .50%         .15%       .00%           .65%            .00%          .65%
T. Rowe Price Mid-Cap Growth
  Portfolio......................     .75%         .45%       .00%          1.20%            .25%          .95%(4,5)
FIDELITY VARIABLE INSURANCE
  PRODUCTS
  (INITIAL CLASS SHARES)
VIP Asset Manager Portfolio......     .53%         .10%       .00%           .63%            .00%          .63%
VIP Equity-Income Portfolio......     .48%         .09%       .00%           .57%            .00%          .57%
VIP High Income Portfolio........     .58%         .12%       .00%           .70%            .00%          .70%
VIP Overseas Portfolio...........     .73%         .17%       .00%           .90%            .00%          .90%
AMERICAN FUNDS INSURANCE SERIES
  (CLASS 2 SHARES)
American Funds Global Small
  Capitalization Fund............     .80%         .04%       .25%          1.09%            .00%         1.09%
American Funds Growth Fund.......     .38%         .02%       .25%           .65%            .00%          .65%
American Funds Growth-Income
  Fund...........................     .34%         .01%       .25%           .60%            .00%          .60%


---------------


(1) Net Total Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Net Total Annual Expenses would have been: .83% for the Balanced Portfolio; .78% for the Davis Venture Value Portfolio; .71% for the FI Structured Equity Portfolio; .82% for the Harris Oakmark Large Cap Value Portfolio; .98% for the MFS Investors Trust Portfolio; .93% for the MFS Research Managers Portfolio; .77% for the Neuberger Berman Partners Mid Cap Value Portfolio; .52% for the State Street Research Investment Trust Portfolio; and .68% for the Zenith Equity Portfolio.



(2) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. ("Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Met Series Fund, so that Net Total Annual Expenses of these Portfolios will not exceed, at any time prior to April 30, 2004, the percentages shown in the table. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and Expenses paid with respect to the FI Mid Cap Opportunities Portfolio, the Franklin Templeton Small Cap Growth Portfolio, the MFS Investors Trust Portfolio, the MFS Research Managers Portfolio and the State Street Research Large Cap Value Portfolio if, in the future, actual Expenses of these Portfolios are less than these expense limits. Net Total Annual Expenses for these five Portfolios have been restated to reflect the terms of the Expense Agreement.



(3) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Series Fund, Inc.: the FI Structured Equity Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio does not have a management fee, but has its own operating expenses, and will also bear indirectly the management fees and other expenses of the Underlying Portfolios. Investing in a fund of funds involves some duplication of expenses, and may be more expensive than investing in a Portfolio that is not a fund of funds. MetLife Advisers maintains the equal division of assets among the Underlying Portfolios by rebalancing the Zenith Equity Portfolio's assets each fiscal quarter, however, expenses will fluctuate slightly during the course of each quarter. The Management Fee shown represents the Portfolio's combined pro rata share of the management fees of each of the Underlying Portfolios (annualized, in the case of the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio, from the May 1, 2002 start date for these Portfolios). The Other Expenses shown consist of .02% attributable to the Zenith Equity Portfolio's other expenses (annualized from the Portfolio's May 1, 2002 start date) and .05% attributable to the Portfolio's pro rata share of the other expenses of the Underlying Portfolios (annualized, in the case of the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio, from the May 1, 2002 start date for these Portfolios).



(4) Net Total Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Net Total Annual Expenses would have been: 1.18% for the Harris Oakmark International Portfolio; .82% for the Janus Aggressive Growth Portfolio; .91% for the Met/AIM Mid Cap Core Equity Portfolio; 1.03% for the Met/AIM Small Cap Growth Portfolio; 1.04% for the PIMCO Innovation Portfolio; and .88% for the
    T. Rowe Price Mid-Cap Growth Portfolio.



(5) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and the Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2004, the percentages shown in the table. Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory. Net Total Annual Expenses for the Harris Oakmark International Portfolio, the Janus Aggressive Growth Portfolio, the Met/AIM Mid Cap Core Equity Portfolio and the T. Rowe Price Mid-Cap Growth Portfolio have been restated to reflect the terms of the Expense Limitation Agreement.



     The fee and expense information regarding the Eligible Funds was provided by those Eligible Funds. Fidelity Variable Insurance Products and the American Funds Insurance Series are not affiliated with NELICO.



     An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to the Eligible Funds. We (or our affiliates) may also be compensated with 12b-1 fees from the Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. Some funds or their advisers (or other affiliates) may pay us more than others, and the amounts paid may be significant. Our affiliate, New England Securities Corporation, may also receive brokerage commissions on securities transactions initiated by an investment adviser.


     For information concerning compensation paid for the sale of the Policies, see "Distribution of the Policies."

                              HOW THE POLICY WORKS

                         [FLOW CHART]
PREMIUM PAYMENTS

* Flexible

* Planned premium options
-Minimum premium (in first five Policy years)

CHARGES FROM PREMIUM PAYMENTS

* Sales Load: 4% (3% for certain larger Policies and Policies sold in certain business situations or to certain tax-qualified pension plans).

* State Premium Tax Charge: 2.5%

* Charge for Federal Taxes: 1%

LOANS

* After the free look period, you may borrow a portion of your cash value

* Loan interest charge is 5.5%. We transfer loaned funds out of the Eligible Funds into the General Account where we credit them with not less than 4.0% interest. (Currently we intend to credit 5.25% interest for Policy years 16 through 25, and 5.40% thereafter.)

RETIREMENT BENEFITS

* Fixed settlement options are available for policy proceeds

CASH VALUES

* Net premium payments invested in your choice of Eligible Fund investments or the Fixed Account (after an initial period in the State Street Research Money Market Sub-Account)

* The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy

* We do not guarantee the cash value invested in the Eligible Funds

* Any earnings you accumulate are generally free of any current income taxes

* You may change the allocation of future net premiums at any time. You may transfer funds among investment options (and to the Fixed Account) after the free look period. Currently we do not limit the number of sub-account transfers you can make in a Policy year.

* We limit the timing, frequency and amount of transfers from (and in some cases to) the Fixed Account

* You may allocate your cash value among a maximum of ten accounts at any time

DEATH BENEFIT

* Level or Variable Death Benefit Options

* Guaranteed not to be less than face amount (less any loan balance) during first five Policy years if the five-year Minimum Premium guarantee is in effect.

* Income tax free to named beneficiary

DAILY DEDUCTIONS FROM ASSETS OF VARIABLE ACCOUNT

* Mortality and expense risk charges of .25% (guaranteed not to exceed .50%) on an annual basis are deducted from the cash value. For larger Policies and Policies sold in certain business situations or to certain tax-qualified pension plans, charge is currently .20% rather than .25%

* Investment advisory fees and other expenses are deducted from the Eligible Fund values

BEGINNING OF MONTH CHARGES

* We deduct the cost of insurance protection (reflecting any substandard risk or automatic issue rating) from the cash value each month

* Any Rider Charges

* Policy Fee: $15.00 (not to exceed $15.00) per month (first year) and $5.00 (not to exceed $7.00) per month thereafter. For Policies sold to tax-qualified pension plans charge is currently $6.00 per month after first year.

* Administrative Charge: $.08 (guaranteed not to exceed $.08) per $1000 face amount monthly (first year) and $.02 (guaranteed not to exceed $.04) per $1000 face amount monthly (after first year). For Policies sold to tax-qualified pension plans charge is currently $.03 per $1,000 after first year.

SURRENDER CHARGES

* Deferred Sales Charge and Deferred Administrative Charge

LIVING BENEFITS

* If policyholder has elected and qualified for benefits for disability and becomes totally disabled, we will waive monthly charges during the period of disability up to certain limits

* You may surrender the Policy at any time for its cash surrender value

* Deferred income taxes, including taxes on certain amounts borrowed, become payable upon surrender

* Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value

* Subject to our rules, you may reinstate a lapsed Policy within seven years of date of lapse if it has not been surrendered

                       THE COMPANY, THE VARIABLE ACCOUNT
                             AND THE ELIGIBLE FUNDS

THE COMPANY

     New England Life Insurance Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), whose principal office is located at One Madison Avenue, New York, New York 10010. NELICO is licensed to sell life insurance in all states and the District of Columbia. NELICO's Home Office is located at 501 Boylston Street, Boston, Massachusetts 02116. We are obligated to pay all benefits under the Policies.

THE VARIABLE ACCOUNT

     The New England Variable Life Separate Account is the funding vehicle for the Policies and other NELICO variable life insurance policies. Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of our other income or capital gains or losses. Although we own the assets of the Variable Account, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business we conduct. This means that the assets of the Variable Account are not available to meet the claims of our general creditors, and may only be used to support the cash values of the variable life insurance policies issued by the Variable Account.

THE ELIGIBLE FUNDS


     Each Sub-Account of the Variable Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, Inc., the Met Investors Series Trust, the Variable Insurance Products Fund, the Variable Insurance Products Fund II and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.


     The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:


METROPOLITAN SERIES FUND, INC.                 ADVISER: METLIFE ADVISERS, LLC(1)



ELIGIBLE FUND                SUB-ADVISER                     INVESTMENT OBJECTIVE
-------------                -----------                     --------------------
Alger Equity Growth     Fred Alger Management,   Long-term capital appreciation.
Portfolio(2)            Inc.

Balanced Portfolio(2)   Wellington Management    Long-term total return from a combination of
                        Company, LLP             capital appreciation and current income.

Davis Venture Value     Davis Selected           Growth of capital.
Portfolio(2)            Advisers, L.P.(3)

FI Mid Cap              Fidelity Management &    Long-term growth of capital.
Opportunities           Research Company
Portfolio(2)

FI Structured Equity    Fidelity Management &    Long-term growth of capital.
Portfolio(2)            Research Company

Franklin Templeton      Franklin Advisers,       Long-term growth of capital.
Small Cap Growth        Inc.
Portfolio

Harris Oakmark Focused  Harris Associates L.P.   Long-term capital appreciation.
Value Portfolio(2)

Harris Oakmark Large    Harris Associates L.P.   Long-term capital appreciation.
Cap Value Portfolio

ELIGIBLE FUND                SUB-ADVISER                     INVESTMENT OBJECTIVE
-------------                -----------                     --------------------
Janus Mid Cap           Janus Capital            Long-term growth of capital.
Portfolio               Management LLC

Lehman Brothers         Metropolitan Life        To equal the performance of the Lehman
Aggregate Bond Index    Insurance Company        Brothers Aggregate Bond Index.
Portfolio

Loomis Sayles Small     Loomis, Sayles &         Long-term capital growth from investments in
Cap Portfolio(2)        Company, L.P.            common stocks or other equity securities.

Met/Putnam Voyager      Putnam Investment        Capital appreciation.
Portfolio (formerly,    Management, LLC
Putnam Large Cap
Growth Portfolio)

MetLife Mid Cap Stock   Metropolitan Life        To equal the performance of the Standard &
Index Portfolio         Insurance Company        Poor's Mid Cap 400 Composite Stock Price
                                                 Index ("S&P MidCap 400 Index").

MetLife Stock Index     Metropolitan Life        To equal the performance of the Standard &
Portfolio               Insurance Company        Poor's 500 Composite Stock Price Index ("S&P
                                                 500 Index").

MFS Investors Trust     Massachusetts            Long-term growth of capital with a secondary
Portfolio(2)            Financial Services       objective to seek reasonable current income.
                        Company

MFS Research Managers   Massachusetts            Long-term growth of capital.
Portfolio(2)            Financial Services
                        Company

MFS Total Return        Massachusetts            Favorable total return through investment in
Portfolio(2)            Financial Services       a diversified portfolio.
                        Company

Morgan Stanley EAFE     Metropolitan Life        To equal the performance of the MSCI EAFE
Index Portfolio         Insurance Company        Index.

Neuberger Berman        Neuberger Berman         Capital growth.
Partners Mid Cap Value  Management Inc.
Portfolio

Putnam International    Putnam Investment        Long-term growth of capital.
Stock Portfolio         Management, LLC

Russell 2000 Index      Metropolitan Life        To equal the return of the Russell 2000
Portfolio               Insurance Company        Index.

State Street Research   State Street Research    High total return, consisting principally of
Aurora Portfolio        & Management Company     capital appreciation.

State Street Research   State Street Research    A competitive total return primarily from
Bond Income             & Management Company     investing in fixed-income securities.
Portfolio(2)

State Street Research   State Street Research    Long-term growth of capital and income.
Investment Trust        & Management Company
Portfolio

State Street Research   State Street Research    Long-term growth of capital.
Large Cap Value         & Management Company
Portfolio

State Street Research   State Street Research    A high level of current income consistent
Money Market            & Management Company     with preservation of capital.
Portfolio(2,4)

Zenith Equity           N/A                      Long-term capital appreciation.
Portfolio(2,5)

MET INVESTORS SERIES TRUST                   ADVISER: MET INVESTORS ADVISORY LLC



ELIGIBLE FUND                SUB-ADVISER                     INVESTMENT OBJECTIVE
-------------                -----------                     --------------------
Harris Oakmark          Harris Associates        Long-term growth of capital.
International           L.P.(6)
Portfolio (formerly,
State Street Research
Concentrated
International
Portfolio)
Janus Aggressive        Janus Capital            Long-term growth of capital.
Growth Portfolio        Management LLC
Met/AIM Mid Cap Core    AIM Capital              Long-term growth of capital.
Equity Portfolio        Management, Inc.
Met/AIM Small Cap       AIM Capital              Long-term growth of capital.
Growth Portfolio        Management, Inc.
PIMCO Innovation        PIMCO Equity Advisors    Capital appreciation; no consideration is
Portfolio                                        given to income.
PIMCO Total Return      Pacific Investment       Maximum total return, consistent with the
Portfolio               Management Company LLC   preservation of capital and prudent
                                                 investment management.
T. Rowe Price Mid-Cap   T. Rowe Price            To provide long-term growth of capital.
Growth Portfolio        Associates, Inc.(7)
(formerly, MFS Mid Cap
Growth Portfolio)


       FIDELITY VARIABLE INSURANCE PRODUCTS       ADVISER: FIDELITY MANAGEMENT &
                                                                RESEARCH COMPANY


ELIGIBLE FUND                SUB-ADVISER                     INVESTMENT OBJECTIVE
-------------                -----------                     --------------------
VIP Asset Manager       FMR Co., Inc.            To obtain high total return with reduced
Portfolio                                        risk over the long term by allocating its
                                                 assets among stocks, bonds and short-term
                                                 instruments.
VIP Equity-Income       FMR Co., Inc.            Reasonable income. The fund will also
Portfolio                                        consider the potential for capital
                                                 appreciation. The fund's goal is to achieve
                                                 a yield which exceeds the composite yield on
                                                 the securities comprising the Standard and
                                                 Poor's 500(SM) Index (S&P 500(R)).
VIP High Income         FMR Co., Inc.            A high level of current income, while also
Portfolio                                        considering growth of capital.
VIP Overseas Portfolio  FMR Co., Inc.            Long-term growth of capital.


             AMERICAN FUNDS INSURANCE SERIES       ADVISER: CAPITAL RESEARCH AND
                                                              MANAGEMENT COMPANY


ELIGIBLE FUND                SUB-ADVISER                     INVESTMENT OBJECTIVE
-------------                -----------                     --------------------
American Funds Global   N/A                      Capital appreciation through stocks.
Small Capitalization
Fund
American Funds Growth   N/A                      Capital appreciation through stocks.
Fund
American Funds Growth-  N/A                      Capital appreciation and income.
Income Fund


---------------

(1) Prior to May 1, 2001, Metropolitan Life Insurance Company was the adviser to the Metropolitan Series Fund, Inc.


(2) Prior to May 1, 2003, this Portfolio was a Series of the New England Zenith Fund. On that date, all Series of the New England Zenith Fund became newly organized Portfolios of the Metropolitan Series Fund, Inc. The reorganizations had no effect on the investment objectives, policies or advisory fees of any Series, nor was there any change in investment adviser or subadviser for any Series.


(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.


(4) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the Money Market Portfolio may become extremely low and possibly negative.


(5) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Series Fund, Inc.: the FI Structured Equity Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio. The sub-advisers to these Portfolios are Fidelity Management & Research Company, Jennison Associates LLC and Capital Guardian Trust Company, respectively.


(6) Prior to January 1, 2003, State Street Research & Management Company was the sub-adviser to this Portfolio.


(7) Prior to January 1, 2003, Massachusetts Financial Services Company was the sub-adviser to this Portfolio.



FOR MORE INFORMATION REGARDING THE ELIGIBLE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE ELIGIBLE FUND PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.


     The Eligible Funds' investment objectives may not be met. The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund.

SHARE CLASSES OF THE ELIGIBLE FUNDS


     The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Policy. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the Metropolitan Series Fund, Inc. and Met Investors Series Trust, we offer Class A shares only, for Fidelity Variable Insurance Products we offer Initial Class shares only, and for the American Funds Insurance Series we offer Class 2 shares only.


VOTING RIGHTS

     We own the Eligible Fund shares held in the Variable Account and have the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.

     We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withhold from voting on, any proposition in the same proportion as the shares held in that Sub-Account for all policies for which we have received voting instructions.

     We will vote Eligible Fund shares held by our general account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

     We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of an Eligible Fund portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with a Sub-Account's investment objectives. If we do disregard voting instructions, the next semi-annual report to Policy Owners will include a summary of that action and the reasons for it.

RIGHTS RESERVED BY NELICO

     We and our affiliates may change the voting procedures and vote Eligible Fund shares without Policy Owner instructions if the securities laws change. We also reserve the right, in our discretion: (1) to add Sub-Accounts; (2) to combine Sub-Accounts; (3) to substitute shares of another registered open-end management investment company, which may have different fees and expenses, for shares of an Eligible Fund; (4) to substitute or close a Sub-Account to allocations of premium payments or cash value, or both, and to existing investments or the investment of future premiums, or both, for any class of Policy or Policy Owner at any time in our sole discretion; (5) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form; (6) to deregister the Variable Account under the Investment Company Act of 1940; (7) to combine it with other Variable Accounts; and (8) to transfer assets supporting the Policies from one Sub-Account to another or from the Variable Account to other Variable Accounts, or to transfer assets to our general account as permitted by applicable law. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.

     We will not make any changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

                                  THE POLICIES

PURCHASING A POLICY

     To purchase a Policy, you must submit a completed application and an initial premium to us at our Designated Office.

     The Policies are available for insureds from the age of one to 80 on an underwritten basis and from the age of 20 to 70 on an automatic issue basis. (We issue automatic issue Policies based on very limited underwriting information. Automatic issue Policies are not available in New Jersey.) We may consent to issue the Policies on insureds below the age of one and up to age 85. All persons must meet our underwriting and other requirements. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum face amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

     The minimum face amount for the base Policy is $50,000 unless we consent to a lower amount. The minimum base Policy face amount available is $25,000 for pension plans qualified under Section 401 of the Internal Revenue Code ("tax-qualified pension plans"). For a tax-qualified pension plan, the tax deferred accrual feature is provided by the plan. Therefore, there should be reasons other than tax deferral for acquiring a life insurance policy within a tax-qualified pension plan.

     We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your sub-account performance and cash values. The Policies may also be available with term riders that provide death benefit coverage at a lower overall cost than coverage under the base Policy; however, term riders have no surrenderable cash value and terminate at the insured's age 100. To obtain more information about these other policies or riders, contact our Home Office or your registered representative.

REPLACING EXISTING INSURANCE

     It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

POLICY OWNER AND BENEFICIARY

     The Policy Owner is named in the application but may be changed from time to time. While the insured is living and the Policy is in force, the Policy Owner may exercise all the rights and options described in the Policy, subject to the terms of any beneficiary designation or assignment of the Policy. These rights include selecting and changing the beneficiary, changing the owner, changing the face amount of the Policy and assigning the Policy. At the death of the Policy Owner who is not the insured, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the insured, unless the beneficiary designation is irrevocable. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, we pay proceeds to the Policy Owner.


     A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or our Designated Office for the procedure to follow. (See "Receipt of Communications and Payments at NELICO's Designated Office".)


     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations".)

24 MONTH RIGHT

     GENERAL RIGHT. Generally, during the first 24 months after the Policy's issue date, you may convert the Policy, or a portion of it, to fixed benefit coverage by transferring all or a portion of your Policy's cash value, and allocating all or a portion of future premiums, to the Fixed Account. The request to convert to fixed benefit coverage must be in written form satisfactory to us. Increase Policies have the same 24 Month Right.

     You may exercise this privilege only once within 24 months after issue. If we exercise our right to limit the number of transfers in the future, transfers into the Fixed Account pursuant to this right will not count toward the limit on the number of cash value transfers permitted under the Policy each year. Transfers of cash value back to one or more Sub-Accounts of the Variable Account are subject to the Policy's general limits on transfers from the Fixed Account (see "The Fixed Account").

     The Policy permits us to limit allocations to the Fixed Account under some circumstances. (See "The Fixed Account.") If we limit such allocations and you then wish to exercise the 24 Month Right, you may continue to allocate to the Fixed Account only the percentage of premiums that you allocated to the Fixed Account pursuant to your exercise of the 24 Month Right. In addition, if you have exercised this right, and we later limit such allocations, then you may continue to allocate to the Fixed Account only the lowest percentage of premiums that you allocated to the Fixed Account at any time since your exercise of the 24 Month Right.

     FOR POLICIES ISSUED IN MARYLAND, NEW YORK AND NEW JERSEY. Under Policies issued in Maryland, New York and New Jersey, you can exchange the face amount of your Policy for a fixed benefit life insurance policy issued by us or an affiliate provided that you repay any policy loans and (1) the Policy has not lapsed and (2) the exchange is made within 24 months after the Policy's issue date. If you exercise this option, you will have to make up any investment loss you had under the variable life insurance policy. We make the exchange without evidence of insurability. The new policy will have the same face amount as that being exchanged. The new policy will have the same issue age, underwriting class and Policy Date as the variable life policy had. We will attach any riders to the original Policy to the new policy if they are available.

     Contact our Designated Office (see "Receipt of Communications and Payments at NELICO's Designated Office") or your registered representative for more specific information about the 24 Month Right in these states. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

OTHER EXCHANGE RIGHTS

     FOR POLICIES ISSUED IN NEW YORK. Under policies issued in New York, you can exchange your Policy while it is in force for a new policy issued by us or an affiliate which provides Paid-up Insurance. Paid-up Insurance will be provided by using the net cash value of the Policy as a net single premium at the insured's age on the date of the exchange. Paid-up Insurance is permanent insurance with no further premiums due. The face amount of the new policy of Paid-up Insurance may be less than the face amount of this Policy.

     GROUP OR SPONSORED ARRANGEMENTS. For a Policy issued to some group or sponsored arrangements, we offer the additional option of exchanging the face amount of your Policy at any time during the first 36 months after the Policy's issue date, if the Policy has not lapsed, to a fixed-benefit term life insurance policy issued by us or an affiliate. (Availability of this feature depends on state insurance department approval. It is not available to any tax-qualified pension plan.) Contact us or your registered representative for more information about this feature.

SUBSTITUTION OF INSURED PERSON

     Subject to state insurance department approval, we offer a rider benefit that permits you to substitute the insured person under your Policy, if you provide satisfactory evidence that the person proposed to be insured is insurable. The right to substitute the insured person is subject to some restrictions and may result in a cost or credit to you. This feature is not available to tax-qualified pension plans. A substitution of the insured person is a taxable exchange. In addition, a substitution of the insured person could reduce the amount of premiums you can pay into the Policy under Federal tax law and, therefore, may require a partial surrender of cash value. (No Surrender Charge will apply.)

     Your registered representative can provide current information on the availability of the rider. You should consult your tax adviser before substituting the insured person under your Policy.

GROUP OR SPONSORED ARRANGEMENTS

     The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, we offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.

                                    PREMIUMS

FLEXIBLE PREMIUMS

     Subject to the limits described below, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which is a level amount. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $25 ($10 for payments made through the Master Service Account, described below, or certain other monthly payment arrangements). We limit the total of Planned Premiums and other payments to our published maximum.

     You can pay Planned Premiums on an annual, semi-annual or quarterly schedule or, with our consent, monthly. You can change your Planned Premium schedule by sending your request to our Designated Office. (See "Receipt of Communications and Payments of NELICO's Designated Office".) However, you cannot increase the amount of your Planned Premium unless we consent, and we may require underwriting.

     You may make payments by check or money order. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may also choose to have us withdraw your premium payments from your bank checking account or CDC Nvest Cash Management Trust account. (This is known as the Master Service Account arrangement.)



     Federal tax law limits the amount of premiums that you can pay under the Policy. In addition, if any payments under the Policy exceed the "7-pay limit" under Federal tax law, your Policy will become a "modified endowment contract" and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay limit". (See "Tax Considerations".) You need our consent if, because of tax law requirements, a payment would increase the Policy's death benefit by more than it would increase cash value. We may require evidence of insurability before accepting the payment.



     We allocate net payments to your Policy's Sub-Accounts as of the date we receive the payment at our Designated Office (or at our Administrative Office in Tampa, Florida). (See "Receipt of Communications and Payments at NELICO's Designated Office".)


     Under our current processing, we treat a payment first as a Planned Premium, second as repayment of Policy loan interest due, and last as an unscheduled payment, unless you instruct us otherwise in writing. (For Policies issued in New York, we treat a payment as a Planned Premium when a Policy loan is outstanding only if the payment is in the exact amount of the Planned Premium next due; otherwise, we treat it first as repayment of Policy loan interest due, second as a Planned Premium, and last as an unscheduled payment.) We do not treat a payment as repayment of a Policy loan unless you instruct us to.

     If you have a Policy loan, it may be better to repay the loan than to make a premium payment, because the premium payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges. (See "Loans" and "Deductions from Premiums".)

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

     INVESTMENT START DATE. The investment start date is the latest of: the date when we first receive a premium payment for the Policy, the date Part II of the Policy application is signed (if any is required) and the Policy Date. For this purpose, receipt of the premium payment means receipt by your registered representative, if the payment is made with the application; otherwise, it means the earlier of receipt by a NELICO agency or by our Designated Office (see "Receipt of Communications and Payments at NELICO's Designated Office").

     PREMIUM WITH APPLICATION. If you make a premium payment with the application, the Policy Date is generally the later of the date Part II (if any) of the application is signed and receipt of the premium payment. In that case, the Policy Date and investment start date are the same. The amount of premium paid with the application must be at least 10% of the annual Planned Premium for the Policy. You may only make one premium payment before the Policy is issued.

     If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement. (See "Death Benefits".)

     If we issue a Policy, Monthly Deductions begin from the Policy Date, even if we delayed the Policy's issuance for underwriting. The deductions are for the face amount of the Policy issued, even if the temporary insurance coverage during underwriting was for a lower amount. If we decline an application, we refund the premium payment made.


     PREMIUM ON DELIVERY. If you pay the initial premium on delivery of the Policy, unless you request otherwise, the Policy Date is generally the date on which the Policy is delivered to you, and the investment start date is the date your initial premium is received at a NELICO agency or at our Designated Office, whichever is earlier. Monthly Deductions begin on the Policy Date. We credit interest at a 4% annual net rate on the net Minimum Premium (see "Lapse") for any period by which the Policy Date precedes the investment start date. Insurance coverage under the Policy begins when we receive the Minimum Premium due for the first quarter (or on receipt of the number of monthly payments due under NELICO's Master Service Account arrangement.)


     BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the application is signed. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. Backdating in some cases causes a higher Surrender Charge if it results in the Surrender Charge being based on a lower age bracket. (See "Surrender Charge".) For a backdated Policy, you must also pay the Minimum Premium payable for the period between the Policy Date and the investment start date. As of the investment start date, we allocate to the Policy those net premiums, adjusted for monthly Policy charges and interest at a 4% annual net rate for that period.

RIGHT TO RETURN THE POLICY

     You may cancel the Policy within 45 days after the date Part 1 of the application is signed, within 10 days (more in some states) after you receive the Policy or within 10 days after we mail the Notice of Withdrawal Right, whichever is latest. You may return the Policy to our Designated Office (see "Receipt of Communications and Payments at NELICO's Designated Office") or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund any premiums paid (or any other amount that is required by state insurance law).

ALLOCATION OF NET PREMIUMS

     Your cash value is held in the general account of NELICO or an affiliate until we issue the Policy. We credit the first net premium with net investment experience equal to that of the State Street Research Money Market Sub-Account from the investment start date until the later of 45 days after the date Part I of the application is signed or 10 days after we mail the Notice of Withdrawal Right. Then, we allocate the cash value to the Sub-Accounts and/or the Fixed Account as you choose.

     You can allocate your Policy's premiums among the Sub-Accounts of the Variable Account and the Fixed Account in any combination, as long as you choose no more than 10 accounts (including the Fixed Account) at any one time. The Policy provides that you must allocate a minimum of 10% of the premium to each Sub-Account selected in whole percentages; currently we will permit you to allocate any whole percentage to a Sub-Account. For special rules regarding allocations to the Fixed Account, see "The Fixed Account".

     You make the initial premium allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone or by written request. (See "Receipt of Communications and Payments at NELICO's Designated Office.")

     When we allocate net premiums to your Policy's Sub-Accounts, we convert them into accumulation units of the Sub-Accounts. We determine the number of accumulation units by dividing the dollar amount of the net premium by the accumulation unit value. For your initial premium, we use the accumulation unit value on the investment start date. For subsequent premiums, we use the accumulation unit value next determined after receipt of the payment. (See "Cash Value.")

      RECEIPT OF COMMUNICATIONS AND PAYMENTS AT NELICO'S DESIGNATED OFFICE

     We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Designated Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. The Designated Office for various Policy transactions is as follows:

     Premium Payments                New England Financial
                                     P.O. Box 4332
                                     Carol Stream, IL 60197-4332

     Payment Inquiries and
     Correspondence                  New England Financial/MetLife
                                     P.O. Box 30440
                                     Tampa, FL 33630-3440

     Beneficiary and Ownership
     Changes                         New England Financial/MetLife
                                     P.O. Box 541
                                     Warwick, RI 02887-0541

     Surrenders, Loans,
     Withdrawals and
     Sub-Account Transfers           New England Financial/MetLife
                                     P.O. Box 543
                                     Warwick, RI 02887-0543

     Cancellations (Free Look
     Period) New England Financial/MetLife Johnstown Client Relations Center Free Look Unit
                                     500 Schoolhouse Road
                                     Johnstown, PA 15904

     Death Claims                    New England Financial/MetLife
                                     P.O. Box 542
                                     Warwick, RI 02887-0542

     Sub-Account Transfers           (800) 200-2214

     All Other Telephone
     Transactions
     and Inquiries                   (800) 388-4000

PAYMENT OF PROCEEDS

     We ordinarily pay any net cash value, loan value or death benefit proceeds from the Sub-Accounts within seven days after we receive a request, or satisfactory proof of death of the insured (and any other information we need to pay the death proceeds). However, we may delay payment (except when a loan is made to pay a premium to us) or transfers from the Sub-Accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that an emergency exists that makes payments or Sub-Account transfers impractical, or
(iii) at any other time when the Eligible Funds or the Variable Account have the legal right to suspend payment.



                                   CASH VALUE

     Your Policy's total cash value includes its cash value in the Variable Account and in the Fixed Account. If you have a Policy loan, the cash value also includes the amount we hold in our general account as a result of the loan. The cash value reflects:

     -- net premium payments

     -- the net investment experience of the Policy's sub-accounts

     -- interest credited to cash value in the Fixed Account

     -- interest credited to amounts held in the general account for a Policy loan

     -- the death benefit option you choose

     -- Policy charges

     -- partial surrenders

     -- transfers among the sub-accounts and Fixed Account

     We pay you the NET cash value if you surrender the Policy. It equals the cash value minus any outstanding Policy loan (plus interest) and any Surrender Charge that applies. We add to the net cash value the cost of insurance charge for the remainder of the month. If you surrender in the grace period, we reduce the net cash value by the Monthly Deduction that applies to the date of surrender. (See "Loans", "Surrender Charge", and "Deductions from Cash Value".)

     The Policy's cash value in the Variable Account may increase or decrease daily depending on net investment experience. Poor investment experience can reduce the cash value to zero. YOU HAVE THE ENTIRE INVESTMENT RISK FOR THE CASH VALUE IN THE VARIABLE ACCOUNT.

NET INVESTMENT EXPERIENCE

     The net investment experience of the Sub-Accounts affects the Policy's cash value and, in some cases, the death benefit. We determine the net investment experience of each Sub-Account as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading.

     A Sub-Account's net investment experience for any period is based on the investment experience of the underlying Eligible Fund shares for the same period, reduced by the charges against the Sub-Account (currently only the mortality and expense risk charge) for that period.

     The investment experience of the Eligible Fund shares for any period is the increase or decrease in their net asset value for the period, increased by the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Eligible Fund shares are reinvested in additional shares of the Eligible Fund.

                                 DEATH BENEFITS

     If the insured dies while the Policy is in force, we pay a death benefit to the beneficiary. Insurance coverage generally begins with payment of the initial premium. If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement for a limited period that usually begins when we receive the premium for the Policy (or, if later, on the date when Part II of the application is signed). The maximum temporary coverage is the lesser of the amount of insurance applied for and $500,000 for standard and preferred risks ($250,000 for substandard risks and $50,000 for persons who are determined to be uninsurable). We may increase these limits. These provisions vary in some states.

     DEATH BENEFIT OPTIONS. When you apply for a Policy, you must choose between two death benefit options. If you fail to select a death benefit option in the application, we will seek the required information from you.

     The Option 1 (Face Amount) death benefit is equal to the face amount of the Policy. The Option 1 death benefit is fixed, subject to increases required by the Internal Revenue Code.

     The Option 2 (Face Amount Plus Cash Value) death benefit is equal to the face amount of the Policy, plus the Policy's cash value, if any. The Option 2 death benefit is also subject to increases required by the Internal Revenue Code.

     To meet the Internal Revenue Code's definition of life insurance, the death benefit will not be less than a certain multiple of the Policy's cash value, including the portion of any Monthly Deduction made for a period beyond the date of death. (See Appendix A.) This means that, if the cash value grows to certain levels, the death benefit increases to satisfy tax law requirements. At that point, any payment you make into the Policy will increase the death benefit by more than it increases the cash value. (See "Premiums").

     TERM RIDER "IN" OR "OUT." If you add a Level Term Insurance Rider to the Policy, you can have the face amount of the rider added to the face amount of the Policy for purposes of calculating the Option 1 or Option 2 death benefit. Your election is irrevocable. If you include the rider coverage in the calculation of the death benefit ("inside term"), the Policy may provide greater potential for cash value to grow relative to the death benefit. If you do not include the rider coverage in the calculation of the death benefit ("outside term"), the Policy may provide greater potential for a higher death benefit relative to the cash value (as described above); also, you may be able to convert "outside term" (but not "inside term") coverage to permanent insurance. If you choose "outside term", any death benefit increases required by the Internal Revenue Code will be triggered earlier than would be the case with "inside term". These increases lead to a higher death benefit and higher cost of insurance charges. For Policies issued in New York, the Level Term Insurance Rider may only be treated as "outside term". For information on the term riders, see "Additional Benefits by Rider".

DEATH PROCEEDS PAYABLE

     The death proceeds we pay are equal to the death benefit on the date of the insured's death, reduced by any outstanding loan and accrued loan interest on that date. If the death occurs during the grace period, we reduce the proceeds by the amount due, to cover unpaid Monthly Deductions to the date of death. (See "Lapse and Reinstatement".) We increase the death proceeds (1) by any rider benefits payable and (2) by any Monthly Deduction made for a period beyond the date of death, unless we already included this amount in the death benefit calculation because of Federal tax law requirements (see "Death Benefit Options" above and Appendix A). Under Policies issued in New York, the death benefit payable during the grace period will equal the death benefit in effect immediately prior to the start of the grace period, or if greater, the death benefit on the date of death, less the unpaid Monthly Deductions to the date of death.

     We may adjust the death proceeds if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years (less in some states) from the Policy's date of issue, or if a rider limits the death benefit.

     SUICIDE. If the insured commits suicide within two years (or less, if required by state law) from the date of issue, the death benefit is limited to premiums paid, less any policy loan balance and partial surrenders. (Where required by state law, we determine the death benefit under this provision by using the greater of: the reserve of the insurance which is subject to the provision; and the amounts used to purchase the insurance which is subject to the provision.)

CHANGE IN DEATH BENEFIT OPTION

     After the first Policy year, you may change your death benefit option by written request to our Designated Office. (See "Receipt of Communications and Payments at NELICO's Designated Office"). The request will be effective on the date we receive it. A change in death benefit option may have tax consequences. (See "Tax Considerations".) If your Policy was issued in New York, you may not change your death benefit option during the grace period.

     If you change from Option 1 (Face Amount) to Option 2 (Face Amount Plus Cash Value), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $50,000 requires our consent; however, special rules apply for some business situations and for tax-qualified pension plans. We may also decrease any rider benefits under the Policy. A partial surrender of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. There is no Surrender Charge for a face amount reduction or partial surrender on a change from Option 1 to Option 2.

     If you change from Option 2 (Face Amount Plus Cash Value) to Option 1 (Face Amount), we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change.

EXTENDING THE MATURITY DATE

     In all states where it is approved, we will issue your Policy with an extended maturity endorsement. If endorsed, the Policy will not mature until the date of the insured's death. The death benefit we pay on and after the original Maturity Date depends on the insured's issue age.

     If the insured's issue age was below 81 the endorsement extends the face amount of the Policy. It provides that the death benefit on and after the original Maturity Date is the greater of (1) the cash value on the date of death and (2) the Policy face amount at the original Maturity Date, or at age 80, whichever is less. If the insured's issue age was above 80 the death benefit we pay on and after the original Maturity Date equals the cash value on the date of death.

     Currently, we do not make Monthly Deduction charges after the original Maturity Date. You cannot pay premiums after the original Maturity Date unless necessary to prevent lapse of the Policy. All Policy riders (except the extended maturity endorsement) terminate on the original Maturity Date.

     The tax consequences of the endorsement are unclear, and you should consult a tax advisor about them. For more information about the extended maturity option, contact us or your registered representative.

INCREASE IN FACE AMOUNT

     The Policy provides that, after the first Policy year, you may increase the face amount. Currently, we administer requests for increases in face amount by issuing a new Policy with a face amount equal to the requested increase in face amount (an "Increase Policy"). Under Increase Policies, we generally waive the monthly Policy Fee; we usually base the monthly administrative charge on the Policy year of the initial Policy; the minimum required face amount for an Increase Policy is $25,000; and you may reduce the face amount of the Increase Policy to below $25,000. Otherwise, an Increase Policy is subject to the same terms and conditions as Policies we are currently issuing at the time of the increase unless we are required to issue a Policy with the same terms and conditions as the Policy you purchased. For policies issued in New York, a face increase or Increase Policy is not available during the grace period.

     We may in the future administer face amount increases as increases in the face amount of the initial Policy. A maximum Face Amount Increase Administrative Charge of $2.50 per $1,000 of the face amount increase will apply to each increase when it takes effect. Certain terms and conditions will apply to increases in face amount, as outlined in the Policy. A separate Target Premium amount will apply to the face amount increase, based on the insured's age and underwriting class at the time of the increase. The Policy's Surrender Charge schedule will apply separately to each face amount segment, starting with the effective date of the face amount segment. Monthly Deductions (including cost of insurance charges) will be based on the increase in coverage and will reflect, in whole or in part, any change in risk classification of the insured, according to our rules. (See "Charges".) An increase in face amount may have tax consequences. You should consult a tax adviser before increasing the face amount.

     When increases in the face amount of the initial Policy are available, we will give Policy Owners who have purchased Increase Policies an opportunity to consolidate coverage under initial and Increase Policies. The Face Amount Increase Administrative Charge will not apply to the consolidation. Consolidation of coverage may raise issues under federal tax law. You should consult a tax advisor before requesting a consolidation.

     For Policies issued in some business situations on an automatic issue basis, we may offer annual face amount increases which are related to increases in salary or which are based on a fixed annual percentage (the "Salary Refresh" program). We determine limits on the annual and/or total amount of face increases per Policy that we will permit on an automatic issue basis at issue. Increases over this limit will require underwriting. The Salary Refresh program is not available for Policies with the Option 2 death benefit.

     We may also offer the Salary Refresh program for Policies issued on an underwritten basis in some business situations. Any Salary Refresh face amount increases under these Policies are underwritten in connection with the application for the initial face amount of the Policies, and are subject to limits that we determine at that time.

     The terms and conditions of the Salary Refresh program are contained in our published rules which are furnished at the time of application.

REDUCTION IN FACE AMOUNT

     You may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. (This feature differs from a partial surrender, which pays a portion of the Policy's net cash value to you.)

     If you decrease the face amount of your Policy, we also decrease the Target Premium, on which we base any future Surrender Charges. We deduct any Surrender Charge that applies from the Policy's cash value when you reduce its face amount.

     A face amount reduction usually decreases the Policy's death benefit. (However, if we are increasing the death benefit to satisfy federal income tax laws, a face amount reduction will not decrease the death benefit unless we deducted a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable because it will not reduce your death benefit or cost of insurance charges and may result in a Surrender Charge.) We also may decrease any rider benefits attached to the Policy. The face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent; special rules apply in business situations.

     A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy. In these cases, you may need a partial surrender of cash value to comply with Federal tax law.

     A face amount reduction takes effect as of the date when we receive a request. You can contact your registered representative or the Designated Office for information on face reduction procedures. (See "Receipt of Communications and Payments at NELICO's Designated Office.")

     A reduction in the face amount of a Policy may create a "modified endowment contract" or have other adverse tax consequences. If you are contemplating a reduction in face amount, you should consult your tax advisor regarding the tax consequences of the transaction. (See "Tax Considerations".)

                       SURRENDERS AND PARTIAL SURRENDERS

SURRENDER

     You may surrender a Policy for its net cash value at any time while the insured is living. We determine the net cash value of the surrendered Policy as of the date when we receive the surrender request. (See "Receipt of Communications and Payments at NELICO's Designated Office".) The net cash value equals the cash value reduced by any Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge".) We increase the net cash value paid on surrender by the portion of any cost of insurance charge we deducted for the period beyond the date of surrender. If you surrender the Policy during the grace period, we reduce the net cash value by an amount to cover the Monthly Deduction to the date of surrender. You may apply all or part of the net cash value to a payment option. Once a Policy is surrendered, all coverage and benefits cease and cannot be reinstated. A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

PARTIAL SURRENDER

     You may make a partial surrender of the Policy after the Right to Return the Policy period, to receive a portion of its net cash value. A partial surrender reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. Any reduction in the face amount causes a proportionate reduction in the Policy's Target Premium, on which we base any future Surrender Charges. A partial surrender may also reduce rider benefits. We reserve the right to decline a partial surrender request that would reduce the face amount below the Policy's required minimum.

     We have the right to limit partial surrenders in any one Policy year to 20% of the Policy's net cash value on the date of the first partial surrender for the Policy year or, if less, the Policy's available loan value. Currently, we permit partial surrenders of up to 75% of the Policy's net cash value per year. (In some business situations or for some tax-qualified pension plans we may permit you to withdraw a higher percentage of the net cash value.)

     We deduct any Surrender Charge that applies to the partial surrender from the Policy's remaining cash value in an amount proportional to the amount of the Policy's face amount surrendered. The Surrender Charge applied reduces any remaining Surrender Charge that can be applied under your Policy.

     You may not reinvest cash value paid upon partial surrender in the Policy except as premium payments, which are subject to the charges described under "Deductions From Premiums".

     A partial surrender first reduces the Policy's cash value in the Sub-Accounts of the Variable Account, in proportion to the amount of cash value in each, and then the Fixed Account, unless you request otherwise. (See "The Fixed Account" below.) We determine the amount of net cash value paid upon partial surrender as of the date when we receive a request. You can contact your registered representative or our Designated Office for information on partial surrender procedures. (See "Receipt of Communications and Payments at NELICO's Designated Office".)

     A reduction in the death benefit as a result of a partial surrender may create a "modified endowment contract" or have other adverse tax consequences. If you are contemplating a partial surrender, you should consult your tax adviser regarding the tax consequences. (See "Tax Considerations".)

                                   TRANSFERS

TRANSFER OPTION

     After the Right to Return the Policy period, you may transfer your Policy's cash value between Sub-Accounts. We reserve the right to limit Sub-Account transfers to four per Policy year (twelve per Policy year for Policies issued in New York). Currently we do not limit the number of Sub-Account transfers per Policy year. We reserve the right to make a charge for transfers in excess of twelve in a Policy year. We treat all Sub-Account transfer requests made at the same time as a single request. The transfer is effective as of the date when we receive the transfer request. (See "Receipt of Communications and Payments at NELICO's Designated Office".) For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

     We did not design the Policy's transfer privilege to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Eligible Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisers or registered representatives acting under power(s) of attorney from one or more Policy owners. In addition, certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of the Eligible Funds for more details. We will notify any affected Policy Owner in a timely manner of any actions we take to restrict his or her ability to make transfers.

     You may request a Sub-Account transfer or reallocation of future premiums by written request (which may be telecopied) to us or by telephoning us. To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-200-2214. We use reasonable procedures to confirm that instructions communicated by telephone are genuine. Any telephone instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions.

     We do not currently offer Internet transfer capability to Policy Owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

     Telephone, facsimile, and computer systems may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Designated Office.

DOLLAR COST AVERAGING/ASSET REBALANCING


     The Policy may offer two automated transfer privileges: dollar cost averaging and asset rebalancing. With dollar cost averaging, your cash value will be transferred periodically from any one Sub-Account to one or more other Sub-Accounts (and/or the Fixed Account) that you select. With asset rebalancing, your cash value will be automatically reallocated among the Sub-Accounts periodically to return the allocation to the percentages you specify. These transfer privileges allow you to take advantage of investment fluctuations, but neither assures a profit nor protects against a loss in declining markets. Dollar cost averaging involves continuous investment in securities regardless of fluctuating price levels of such securities. You should consider your financial ability to continue purchases through periods of fluctuating price levels. You may not participate in both dollar cost averaging and asset rebalancing at the same time. If we exercise our right to limit transfers to four per Policy year, or to impose a $25 charge for transfers in excess of 12 per Policy year, we reserve the right to count transfers under these programs towards these totals. For more information about these features, please contact your registered representative or see the Statement of Additional Information.


                                     LOANS

     You may borrow all or part of the Policy's "loan value" at any time after the Right to Return the Policy period. We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at NELICO's Designated Office".) You should contact our Designated Office or your registered representative for information on loan procedures.

     The Policy's loan value equals:

     (i) 90% (or more if required by state law) of the Policy's "projected cash value"; minus

     (ii) the Policy's Surrender Charge on the next Planned Premium due date or, if greater, on the date the loan is made; minus

     (iii)  loan interest to the next loan interest due date.

     The "projected cash value" is the cash value projected to the next Policy anniversary or, if earlier, to the next Planned Premium due date, at a 4% rate and using current Policy charges. The loan value available is reduced by any outstanding loan plus interest. We currently intend to base the loan value on 100% of the Policy's projected cash value, rather than 90%, for Policy years 16 and after.

     A Policy loan reduces the Policy's cash value in the Sub-Accounts by the amount of the loan. You may repay all or part of your loan at any time while the insured is still alive. A loan repayment increases the cash value in the Sub-Accounts by the amount of the repayment. Unless you request otherwise, we attribute Policy loans first to the Sub-Accounts of the Variable Account in proportion to the cash value in each, and then the Fixed Account. We allocate loan repayments first to the outstanding loan balance attributed to the Fixed Account and then to the Sub-Accounts of the Variable Account in proportion to the cash value in each. (See "Receipt of Communications and Payments at NELICO's Designated Office.")

     The interest rate charged on Policy loans is an effective rate of 5.5% per year (using simple interest during the year). Interest accrues daily and is due on the Policy anniversary. If not paid at that time, we add the interest accrued to the loan amount, and we deduct an amount equal to the unpaid interest from the Policy's cash value in the Sub-Accounts and the Fixed Account in proportion to the amount in each. The amount we take from the Policy's Sub-Accounts as a result of the loan earns interest (compounded daily) at an effective rate of not less than 4% per year. The rate we currently credit is 4% per year for the first 15 Policy years, 5.25% for Policy years 16 through 25, and 5.40% thereafter. (You should consult a tax advisor as to the tax consequences associated with a Policy loan outstanding after the first 15 Policy years.) We credit this interest amount to the Policy's Sub-Accounts annually, in proportion to the cash value in each. (For Policies issued in New York, we will credit not less than 4.75% per year in Policy years 16 through 25, and 4.9% thereafter.)

     The amount taken from the Policy's Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest. You may increase your risk of lapse if you take a loan.

     If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the premium payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums".)

     Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a modified endowment contract should generally not be treated as a taxable distribution. (See "Tax Considerations" below). A tax adviser should be consulted when considering a loan.

     If you surrender your Policy or your Policy lapses while there is an outstanding loan balance, there will generally be Federal income tax payable on the amount by which partial surrenders and loans exceed the premiums paid to date. Please be advised that loans and partial surrenders reduce the Policy's cash value and any remaining cash value may be insufficient to pay the income tax on your gains.

     Department of Labor regulations impose requirements for participant loans under tax-qualified pension plans. Therefore, plan loan provisions may differ from Policy loan provisions. See "Tax Considerations".

                            LAPSE AND REINSTATEMENT

LAPSE

     In general, in any month that your Policy's net cash value is not large enough to cover the Monthly Deduction, your Policy will be in default and may lapse. You can protect your Policy against lapse during the first five Policy years by paying the Minimum Premiums.

     MINIMUM PREMIUMS. In general, if you pay the five-year Minimum Premium amount on time, the Policy will not lapse even if the net cash value is less than the Monthly Deduction in any month. If (a) the total premiums you have paid, less all partial surrenders and any outstanding Policy loan balance, at least equal (b) the total monthly Minimum Premiums for the Policy up to that Policy month, the Policy will not lapse. The guarantee will not apply if you substitute the insured or reinstate the Policy. We recalculate the Minimum Premium if (1) you reduce the face amount or make a partial surrender that reduces the face amount, (2) you increase or decrease rider coverage, or (3) the rating classification for your Policy is improved or we correct a misstatement of the insured's age or sex. We base the Minimum Premium amount (shown in your Policy) on your Policy's face amount, the age, sex (unless unisex rates apply) and underwriting class of the insured, current Policy charges and any riders to the Policy.

     Under Policies issued in New Jersey, if you have met the requirements for the five-year Minimum Premium death benefit guarantee at the end of the five-year guarantee period, the Minimum Premium death benefit guarantee will continue to apply during the sixth Policy year as long as (a) payments made during that Policy year, less partial surrenders and loans made in that year, equal (b) the guaranteed maximum Policy charges plus the applicable Surrender Charge for the sixth Policy year.

     If your Policy is not protected by the five-year Minimum Premium guarantee, any month that your Policy's net cash value is not large enough to cover a Monthly Deduction, your Policy will be in default. Your Policy provides a 62-day grace period for payment of a premium large enough to pay the amount due. The amount due is the lesser of: a premium large enough to cover the Monthly Deduction and all deductions from the premium; and a premium large enough to permit the five-year Minimum Premium death benefit to be in effect. We will tell you the amount due. You have insurance coverage during the grace period, but if the insured dies before you have paid the premium, we deduct from the death proceeds the amount due for the period before the date of death. If you have not paid the required premium by the end of the grace period, your Policy will lapse without value.

     Your Policy may also lapse if Policy loans plus accrued interest at any time exceed the Policy's cash value less the Surrender Charge on the next Policy loan interest due date (or, if the Surrender Charge would be greater, on the date the calculation is made). This is called an "excess Policy loan", and in these circumstances, we notify you that the Policy is going to terminate. We test for an excess Policy loan on each monthly processing date and in connection with other Policy processing transactions. The Policy terminates without value 62 days after we mail the notice unless you pay us the excess Policy loan amount within that time. If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

REINSTATEMENT

     If your Policy has lapsed, you may reinstate it within seven years after the date of lapse. If more than seven years have passed, or if you have surrendered the Policy, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us.

     If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge and other charges that vary by duration of the Policy (unlike, for example, cost of insurance charges that vary by age of the insured), we do not count the amount of time that a Policy was lapsed.

                          ADDITIONAL BENEFITS BY RIDER

     You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

     The term rider discussed below permits you, by purchasing term insurance, to increase your insurance coverage. Term riders have no surrenderable cash value and terminate at the insured's age 100, regardless of any extended maturity endorsement. If you seek to reduce the overall cost of your insurance protection, it is generally to your economic advantage to include a significant portion or percentage of your insurance coverage under an inside term Level Term Insurance Rider. Both current and guaranteed charges for the inside term Level Term Insurance Rider are lower than for the base Policy. (Inside term is not available in New York.)

     The outside term Level Term Insurance Rider can also provide less expensive insurance protection than the base Policy for a period of time. However, because no portion of the Policy's cash value is attributable to the outside term rider, the cost of insurance for the outside term rider applies to the entire face amount of the rider and is not offset by any increases in the Policy's cash value. Therefore, the cost of coverage under the outside term Level Term Insurance Rider can become expensive relative to the base Policy cost, particularly at higher attained ages.

     Reductions in or elimination of term rider coverage do not trigger a Surrender Charge, and use of a term rider generally reduces sales compensation. Because the term insurance riders don't have surrender charges, a Policy providing insurance coverage with a combination of base Policy and term rider will have a lower maximum surrender charge than a Policy with the same amount of insurance coverage provided solely by the base Policy. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term rider coverage no longer participate in the investment experience of the Variable Account and usually increase with the age of the covered individual. Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Your registered representative can provide you more information on the uses of term rider coverage.

     The following riders are available:

     LEVEL TERM INSURANCE RIDER, which provides term insurance.

     WAIVER OF MONTHLY DEDUCTION RIDER, which provides for waiver of Monthly Deductions upon the disability of the insured.

     TEMPORARY TERM INSURANCE RIDER, which provides insurance coverage from the date of issue to the Policy Date.

     CHANGE TO A NEW INSURED RIDER, which permits you to substitute the insured under the Policy.

     CHILDREN'S INSURANCE RIDER, which provides insurance on the life of the insured's children.

     Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.

                               THE FIXED ACCOUNT

     THE POLICY HAS A FIXED ACCOUNT OPTION ONLY IN STATES THAT APPROVE IT. IT IS NOT AVAILABLE UNDER POLICIES ISSUED IN NEW JERSEY.

     You may allocate net premiums and transfer cash value to the Fixed Account, which is part of NELICO's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the general account is registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review Fixed Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.

GENERAL DESCRIPTION


     Our general account includes all of our assets except assets in the Variable Account or in our other separate accounts. We decide how to invest our general account assets. Fixed Account allocations do not share in the actual investment experience of the general account. Instead, we guarantee that the Fixed Account will credit interest at an annual effective rate of at least 4%. We may or may not credit interest at a higher rate. We declare the current interest rate for the Fixed Account periodically. The Fixed Account earns interest daily.


     We can change our Fixed Account interest crediting procedures. Currently, all cash value in the Fixed Account on a Policy anniversary earns interest at the declared annual rate in effect on the anniversary until the next Policy anniversary, when it is credited with our current rate. (Although our current practice is to credit your entire Fixed Account cash value on a Policy anniversary with our current annual rate until the next anniversary, we can select any portion, from 0% to 100%, of your Fixed Account cash value on a Policy anniversary to earn interest at our current rate until the next Policy anniversary.) Any net premiums allocated or cash value transferred to the Fixed Account on a date other than a Policy anniversary earn interest at our current rate until the next Policy anniversary. Any loan repayment allocated to the Fixed Account is credited with the lesser of our current interest rate and the effective interest rate for your Policy's cash value in the Fixed Account on the date of the repayment. The Fixed Account effective interest rate is a weighted average of all the Fixed Account rates for your Policy.

VALUES AND BENEFITS

     Cash value in the Fixed Account increases from net premiums allocated and transfers to the Fixed Account and Fixed Account interest, and decreases from loans, partial surrenders made from the Fixed Account, charges and transfers from the Fixed Account. We deduct charges from the Fixed Account and the Policy's Sub-Accounts in proportion to the amount of cash value in each. (See "Deductions from Cash Value".) A Policy's total cash value includes cash value in the Variable Account, the Fixed Account, and any cash value held in our general account (but outside of the Fixed Account) due to a Policy loan.

     Cash value in the Fixed Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Variable Account. (See "Death Benefits".)

POLICY TRANSACTIONS

     We can restrict allocations and transfers to the Fixed Account if the effective annual rate of interest on the amount would be 4%. Otherwise, the requirements for Fixed Account and Variable Account allocations are the same. (See "Allocation of Net Premiums".)

     Except as described below, the Fixed Account has the same rights and limitations about premium allocations, transfers, loans, surrenders and partial surrenders as the Variable Account. The following special rules apply to the Fixed Account.

     TRANSFERS FROM THE FIXED ACCOUNT TO THE VARIABLE ACCOUNT ARE ALLOWED ONLY ONCE IN EACH POLICY YEAR. WE PROCESS A TRANSFER FROM THE FIXED ACCOUNT ONLY IF WE RECEIVE THE TRANSFER REQUEST WITHIN THE 30 DAY PERIOD AFTER

THE POLICY ANNIVERSARY. WE MAKE THE TRANSFER AS OF THE DATE WE RECEIVE THE TRANSFER REQUEST AT OUR DESIGNATED OFFICE.

     THE AMOUNT OF CASH VALUE YOU MAY TRANSFER FROM THE FIXED ACCOUNT IS LIMITED TO THE GREATER OF 25% OF THE POLICY'S CASH VALUE IN THE FIXED ACCOUNT ON THE TRANSFER DATE OR THE AMOUNT OF CASH VALUE TRANSFERRED FROM THE FIXED ACCOUNT IN THE PRECEDING POLICY YEAR. Regardless of these limits, if a transfer of cash value from the Fixed Account would reduce the remaining cash value in the Fixed Account below $100, you may transfer the entire amount of Fixed Account cash value. We may limit the total number of transfers among Sub-Accounts and from the Sub-Accounts to the Fixed Account to four in one Policy year (twelve per Policy year for Policies issued in New York). We currently do not limit the number of these transfers in a Policy year.

     Unless you request otherwise, a Policy loan reduces the Policy's cash value in the Sub-Accounts and not the Fixed Account. If there is not enough cash value in the Policy's Sub-Accounts for the loan, we take the balance from the Fixed Account. We allocate all loan repayments first to the outstanding loan balance attributable to the Fixed Account. The amount removed from the Policy's Sub-Accounts and the Fixed Account as a result of a loan earns interest at an effective rate of at least 4% per year, which we credit annually to the Policy's cash value in the Sub-Accounts and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

     Unless you request otherwise, we take partial surrenders only from the Policy's Sub-Accounts and not the Fixed Account. If there is not enough cash value in the Policy's sub-accounts for the partial surrender, we take the balance from the Fixed Account.

     We can delay transfers, surrenders, and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                                    CHARGES

     We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

     Services and benefits we provide:

     --  the death benefit, cash, and loan benefits under the Policy

     --  investment options, including premium allocations

     --  administration of elective options

     --  the distribution of reports to Policy Owners

     Costs and expenses we incur:

     -- costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

     --  overhead and other expenses for providing services and benefits

     --  sales and marketing expenses

     -- other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

     Risks we assume:

     -- that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

     -- that the cost of providing the services and benefits under the Policies exceed the charges we deduct

     The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and

Deferred Sales Charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges.

DEDUCTIONS FROM PREMIUMS

     Prior to the allocation of a premium, we deduct a percentage of your premium payment. We credit the remaining amount (the net premium) to your cash value according to your allocation instructions. The deductions we make from each premium payment are the sales charge, the premium tax charge, and the federal tax charge.


     SALES CHARGE.  We deduct a 4% sales charge from premiums.


     The sales charge is 3% rather than 4% for:

     -- Policies used in a business situation or a tax-qualified pension plan where either (1) the average face amount is at least $500,000 or (2) the Policies are issued on the lives of at least 25 persons and the average face amount is at least $250,000.

     --  All other Policies with a face amount of at least $500,000.

     For this purpose, the face amount includes the face amount of any Level Term Insurance Rider.

     During the first 11 Policy years (less for older insureds), if you surrender or lapse the Policy, reduce the face amount or make a partial surrender that reduces the face amount, a Deferred Sales Charge also applies. (See "Surrender Charge" below.)

     STATE PREMIUM TAX CHARGE. We deduct 2.5% from each premium for state premium taxes and administrative expenses. Premium taxes vary from state to state and the 2.5% charge reflects an average. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

     FEDERAL PREMIUM TAX CHARGE. We deduct 1% from each premium for our Federal income tax liability related to premiums.

     EXAMPLE: The following chart shows the net amount that we would allocate to the Variable Account assuming a premium payment of $2,000.

             NET
PREMIUM    PREMIUM
-------    -------
$2,000     $2,000
            - 150     (7.5% X $2,000 = total sales and premium tax charge)
           -------
           $1,850     Net Premium

SURRENDER CHARGE

     If, during the first eleven Policy years, you surrender or lapse your Policy, reduce the face amount, or make a partial surrender that reduces the face amount, then we will deduct a Surrender Charge from the cash value. (For insureds whose issue age is 66 to 75 at issue of the Policy, the Surrender Charge period is nine years, and for insureds whose issue age is 76 to 85, five years.) The Surrender Charge includes a Deferred Sales Charge and a Deferred Administrative Charge. The maximum Surrender Charge is shown in your Policy.

     DEFERRED SALES CHARGE. We base the Deferred Sales Charge on a percentage of the Target Premium. The Target Premium varies by issue age, sex and underwriting class of the insured and the Policy's face amount. (To determine the Target Premium, we use the smoker and nonsmoker aggregate classes for all standard smokers and nonsmokers. See "Monthly Charges for the Cost of Insurance" below.)

     For Policies on insureds whose issue age is 55 or less at issue, the Deferred Sales Charge that applies during the first Policy year is equal to 55% of premiums paid up to one Target Premium. The Deferred Sales Charge during the second through fifth Policy years is equal to 72% of premiums paid up to one Target Premium. After the fifth Policy year, the maximum Deferred Sales Charge declines on a monthly basis until it reaches 0% in the last month of the eleventh Policy year. The charge will never exceed 72% of one Target Premium.

                       EXAMPLES -- DEFERRED SALES CHARGES

                                   HYPOTHETICAL                  MAXIMUM DEFERRED
  INSURED                         TARGET PREMIUM                   SALES CHARGE
  -------                   ---------------------------          ----------------
  Male, Age 40                      $ 3,785.00                      $ 2,725.20
  Nonsmoker Preferred
  Face Amount $500,000
  Female, Age 45                    $ 1,101.00                      $   792.72
  Smoker Preferred
  Face Amount $100,000
  Male, Age 55                      $22,910.00                      $16,495.23
  Smoker Standard
  Face Amount $1,000,000

     The table below shows the maximum Deferred Sales Charge that applies to Policies covering insureds whose issue age is 55 or less at issue. The table shows the charge that applies if the lapse, surrender or face reduction occurs at the end of each of the Policy years shown.

                                               FOR POLICIES WHICH          THE MAXIMUM DEFERRED
                                                ARE SURRENDERED,       SALES CHARGE IS THE FOLLOWING
                                                   LAPSED OR             PERCENTAGE OF ONE TARGET
                                                 REDUCED DURING                   PREMIUM
                                               ------------------      -----------------------------
Entire Policy Year                                      1                             55%
                                                        2                             72%
                                                        3                             72%
                                                        4                             72%
                                                        5                             72%
Last Month of Policy Years                              6                             60%
                                                        7                             48%
                                                        8                             36%
                                                        9                             24%
                                                       10                             12%
                                                       11                              0%

     For insureds whose issue age is above 55 at issue, the Deferred Sales Charge percentages are less than or equal to those described above, with the maximum charge occurring in Policy years one through five for insureds with an issue age up through 65, in Policy years one through four for insureds with an issue age from 66 through 75, and in Policy years one and two for insureds with an issue age above 75.

     In the case of a partial surrender or reduction in face amount, we deduct any Deferred Sales Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. (See "Partial Surrender".) The charge reduces the Policy's cash value in the Sub-Accounts and the Fixed Account in proportion to the amount of the Policy's cash value in each.

     DEFERRED ADMINISTRATIVE CHARGE. The table below shows the Deferred Administrative Charge deducted if you totally or partially surrender, lapse or reduce the face amount of the Policy during the first eleven Policy years.

                                           FOR POLICIES WHICH
                                            ARE SURRENDERED,
                                                LAPSED OR               DEFERRED ADMINISTRATIVE
                                           REDUCED DURING THE            CHARGE PER $1,000 OF
                                            POLICY YEAR SHOWN           BASE POLICY FACE AMOUNT
                                           ------------------           -----------------------
Entire Policy year                                  1                            $2.50
Last Month of Policy Year*                          2                             2.25
                                                    3                             2.00
                                                    4                             1.75
                                                    5                             1.50
                                                    6                             1.25
                                                    7                             1.00
                                                    8                             0.75
                                                    9                             0.50
                                                   10                             0.25
                                                   11                             0.00

------------
* The charge declines monthly after the end of the first Policy year.

     For insureds whose issue age is above 65 at issue, the Deferred Administrative Charge is less than or equal to that in the table above.

TRANSFER CHARGE

     We reserve the right to impose a processing charge of $25 on each transfer between Sub-Accounts or between a Sub-Account and the Fixed Account in excess of 12 per Policy year to compensate us for the costs of processing these transfers. We reserve the right to count transfers due to dollar cost averaging or asset rebalancing as transfers for the purpose of assessing this charge.

DEDUCTIONS FROM CASH VALUE

     On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

     -- If your Policy is protected against lapse by the five-year Minimum Premium guarantee, we make the Monthly Deduction each month unless the cash value equals zero. (See "Lapse".)

     -- If the five-year Minimum Premium guarantee is not in effect, we make the Monthly Deduction as long as the net cash value is large enough to cover the entire Monthly Deduction. If it is not large enough, the Policy will be in default and may lapse. (See "Lapse and Reinstatement".)

     The Monthly Deduction reduces the cash value in each Sub-Account of the Variable Account and in the Fixed Account in proportion to the cash value in each.

     The Monthly Deduction includes the following charges:

     POLICY FEE. The Policy fee is currently equal to $15.00 per month in the first Policy year and $5.00 per month thereafter (guaranteed not to exceed $15.00 per month in the first Policy year and $7.00 per month thereafter). The Policy fee is currently $6.00 per month rather than $5.00 after the first Policy year for Policies sold to tax-qualified pension plans. The Policy fee compensates us for administrative costs such as record keeping, processing death benefit claims and Policy changes, preparing and mailing reports and overhead costs.

     ADMINISTRATIVE CHARGE. We deduct an Administrative Charge to compensate us for administrative expenses incurred in connection with underwriting, issuing and administering the Policy. The Administrative Charge is currently equal to $0.08 per $1,000 of base Policy face amount per month in the first Policy year and $0.02 per $1,000 of base Policy face amount per month thereafter (guaranteed not to exceed $0.08 per $1,000 of base face amount per month in the first Policy year and $0.04 per $1,000 of base face amount per month thereafter). For tax-qualified pension plans the monthly administrative charge after the first Policy year is currently $0.03 per $1,000 of face amount per month rather than $0.02.

     Currently we intend not to charge more than $40 per month ($60 for tax-qualified pension plans) for the Administrative Charge after the first Policy year. This means that after the first year the charge will not apply to the portion of a Policy's face amount above $2 million.

     MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month after we process the Monthly Deduction. The amount at risk is the amount by which the death benefit (discounted at the monthly equivalent of 4% per year) exceeds the Policy's cash value. The amount at risk is affected by investment performance, loans, premium payments, fees and charges, partial surrenders and face amount reductions. The cost of insurance rate for your Policy changes from month to month.

     The guaranteed cost of insurance rates for a Policy depend on the insured's

     --  underwriting class

     --  age on the first day of the Policy year

     --  sex (if the Policy is sex-based).

     The current cost of insurance rates will also depend on

     --  the insured's age at issue

     --  the Policy year

     -- the face amount, including Level Term Insurance (for Policies not sold in a business situation or to a tax-qualified pension plan)

     -- the average face amount (including Level Term Insurance) sold to the group and possibly the number of lives in the group (for Policies sold in a business situation or to a tax-qualified pension plan).

     We guarantee that the rates for underwritten Policies will not be higher than rates based on

     -- the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables") with smoker/nonsmoker modifications, for Policies issued on non-juvenile insureds (age 20 and above at issue)

     -- the 1980 CSO Tables, for Policies issued on juvenile insureds (below age 20 at issue).

     The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates and investment earnings. We review the adequacy of our cost of insurance rates periodically and may adjust them. Any change will apply prospectively.

     The underwriting classes we use are

     -- for Policies issued on non-juvenile insureds: smoker preferred, smoker standard, smoker aggregate, smoker substandard, nonsmoker preferred, nonsmoker standard, nonsmoker aggregate, nonsmoker substandard, automatic issue smoker and automatic issue nonsmoker

     --  for Policies issued on juvenile insureds: standard and substandard.

     Substandard and automatic issue ratings result in higher cost of insurance deductions. We base the guaranteed maximum mortality charges for substandard ratings on multiples of the 1980 CSO Tables. (See below for a discussion of automatic issue Policies.)

     The three standard smoker and nonsmoker classes available for underwritten Policies are:

     -- smoker and nonsmoker preferred and standard, for Policies with face amounts of $100,000 or more where the issue age is 20 through 75

     -- smoker and nonsmoker aggregate, for Policies with face amounts below $100,000 and for all Policies where the issue age is above 75.

     Within each standard category (smoker and nonsmoker), the preferred class generally offers the best current cost of insurance rates and the standard class generally offers the least favorable current cost of insurance rates.

     Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given underwriting class, cost of insurance rates are generally lower for insureds with lower issue ages. Where required by state law, and for Policies sold in connection with some employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured. Within a given underwriting class, different current cost of insurance rates will apply if the Policy is sold to a tax-qualified pension plan.

     Currently, the face amount of a Policy or the average Policy face amount for a group may affect a Policy's cost of insurance rates. The current cost of insurance rates generally will be more favorable for a particular insured if:

     -- For a Policy not used in a business situation or in a tax-qualified pension plan, the face amount (including any Level Term Insurance Rider) is at least $500,000.

     -- For a Policy used in a business situation or in a tax-qualified pension plan, either (1) the average face amount (including Level Term Insurance) is at least $500,000, or (2) the Policies are issued on the lives of at least 25 persons and the average face amount (including Level Term Insurance) is at least $250,000.

     We may offer Policies on an automatic issue basis to certain group or sponsored arrangements. We issue these Policies up to predetermined face amount limits. Because we issue these Policies based on minimal underwriting information, they may present a greater mortality cost to us than Policies in a standard class. Therefore, these Policies have their own cost of insurance rates. The automatic issue cost of insurance rates vary based on the same factors that determine underwritten cost of insurance rates, except that the preferred smoker and nonsmoker classes are not available. The cost of insurance rates are guaranteed not to exceed 150% of the 1980 CSO (unisex) Tables (with smoker/nonsmoker modifications for non-juvenile insureds.) Generally the current automatic issue rates will exceed current cost of insurance rates for a comparable underwritten Policy.


     Some group or sponsored arrangements may be eligible to purchase Policies on a simplified underwriting basis. They may elect simplified underwriting instead of automatic issue or for amounts of insurance above our automatic issue limits. However, they may not choose automatic issue for some members of the group and simplified underwriting for others. There is no extra insurance charge for Policies issued on a simplified underwriting basis. The preferred smoker and nonsmoker classes are not available for these Policies.


     CHARGES FOR ADDITIONAL BENEFITS AND SERVICES. We charge for the cost of any additional rider benefits as described in the rider form. We may also charge you a nominal fee, which we will bill directly to you, if you request a Policy re-issue or re-dating.


LOAN INTEREST SPREAD



     We charge you interest on a loan at a maximum effective rate of 5.5% per year, compounded daily. We also credit interest on the amount we take from the Policy's Sub-Accounts as a result of the loan at a minimum annual effective rate of 4% per year, compounded daily. As a result, the loan interest spread will never be more than 1.5%.


FACE AMOUNT INCREASE CHARGE

     If, in the future, we administer face amount increases as increases in the face amount of the initial Policy, we may apply a maximum charge of $2.50 per $1,000 of face amount increase when the increase takes effect. Currently there would be no Face Amount Increase Charge on or after the Policy Anniversary when the insured reaches age 100. This charge would compensate us for administrative expenses incurred in connection with the increase, including medical exams, review of the application for the increase, underwriting decisions, application processing, and changing Policy records and the Policy.

CHARGES AGAINST THE ELIGIBLE FUNDS AND THE SUB-ACCOUNTS OF THE VARIABLE ACCOUNT

     MORTALITY AND EXPENSE RISK CHARGE. We charge the Sub-Accounts of the Variable Account for our mortality and expense risks.

     Currently, the charge is made daily at an annual rate of .25% of the Sub-Accounts' assets. The charge is reduced to an annual rate of .20% for:

     -- A Policy not used in a business situation or in a tax-qualified pension plan which has a face amount (including any Level Term Insurance Rider) of at least $500,000;

     -- A Policy used in a business situation or in a tax-qualified pension plan where either (1) the average face amount (including Level Term Insurance) is at least $500,000 or (2) the Policies are issued on the lives of at least 25 persons and the average face amount (including Level Term Insurance) is at least $250,000.

     We have the right to increase the charge, up to a maximum annual rate of ..50%. The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated.

     CHARGES FOR INCOME TAXES. We currently do not charge the Variable Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "NELICO's Income Taxes".)

     ELIGIBLE FUND EXPENSES. Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds. These are described in the Fee Table as well as in the attached Eligible Fund prospectuses.

                               TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY


     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or automatic issue basis, or if a term rider is added, there is additional uncertainty and some risk that your Policy will not be treated as a life insurance contract under Federal tax law, particularly if you pay the full amount of premiums permitted under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so.


     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts, due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of a Policy Owner to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policies do not give Policy Owners investment control over Variable Account assets, we reserve the right to modify the Policies as necessary to prevent a Policy Owner from being treated as the owner of the Variable Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Eligible Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax advisor should be consulted on these consequences.

     Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

          (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

          (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

          (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.

     If a Policy becomes a modified endowment contract, distributions that occur during the contract year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first 15 Policy years are less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

     MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by NELICO (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

     WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

     The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's 100th year.

     If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

     Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     NEW GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has recently issued guidance on split dollar insurance plans. A tax advisor should be consulted with respect to this new guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policyowner is subject to that tax.



     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

NELICO'S INCOME TAXES

     Under current Federal income tax law, NELICO is not taxed on the Variable Account's operations. Thus, currently we do not deduct a charge from the Variable Account for Federal income taxes. We reserve the right to charge the Variable Account for any future Federal income taxes we may incur.

     Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                          DISTRIBUTION OF THE POLICIES

     SELLING NETWORK. We have entered into a distribution agreement with New England Securities Corporation ("New England Securities") for the distribution and sale of the Policies. New England Securities is affiliated with us. New England Securities may sell the Policies through its registered representatives. New England Securities also may enter into selling agreements with other broker-dealers who in turn may sell the Policies through their registered representatives.

     COMMISSION RATES AND OTHER COMPENSATION. We pay the following commissions and/or service fees to the selling agent: a maximum of 50% of the Commission Breakpoint Premium paid in the first Policy year, a maximum of 5% in Policy years two through ten, and a maximum of 3% thereafter. Agents receive a maximum commission of 3% of each payment in excess of the Commission Breakpoint Premium in any year. For Policies sold in connection with certain executive benefit plans the maximum commissions are: 20% of the Commission Breakpoint Premium in the first Policy year, 10% in Policy years two through ten, and 2% thereafter. For these Policies we will pay a maximum commission of 3.5% of each payment in excess of the Commission Breakpoint Premium in Policy years one through ten, and 2% of such excess premiums thereafter. Agents who meet certain NELICO productivity and persistency standards may be eligible for additional compensation. Agents may receive a portion of the general agent's expense reimbursement allowance. All or a portion of commissions may be returned if the Policy is not continued through the first Policy year.

     Under the agreements that New England Securities enters into with other broker-dealers, commissions paid to the broker-dealer on behalf of the registered representative will not exceed those described above. Selling firms may retain a portion of commissions. We may pay certain broker-dealers an additional bonus after the first Policy year on behalf of certain registered representatives, which may be up to the amount of the basic commission for the particular Policy year. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for portions of Policy sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

     Also, New England Securities may receive 12b-1 fees from certain Eligible Funds. These Eligible Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares.

     The Statement of Additional Information contains additional information about the compensation paid for the sale of the Policies.

                               LEGAL PROCEEDINGS

     NELICO, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, NELICO believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on it, the Variable Account, or New England Securities.


                     RESTRICTIONS ON FINANCIAL TRANSACTIONS



     Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about your account to government regulators.

                                    EXPERTS



     The financial statements of the Variable Account included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 6 to the financial statements), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP, 201 E. Kennedy Boulevard, Tampa, Florida 33602, serves as independent public accountants for the Variable Account and NELICO.


                              FINANCIAL STATEMENTS


     You may find the financial statements of NELICO in the Statement of Additional Information. NELICO's financial statements should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                    GLOSSARY

     ACCOUNT.  A sub-account of the Variable Account or the Fixed Account.

     AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

     BASE POLICY.  The Policy without riders.

     CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding Policy loan, the amount of its cash value held in our general account as a result of the loan.

     COMMISSION BREAKPOINT PREMIUM. We use the Commission Breakpoint Premium to measure sales commissions. It equals between 115.5% and 121% of a Target Premium, depending on the insured's issue age, plus a portion of certain rider premiums.

     EXCESS POLICY LOAN. When Policy loans plus accrued interest exceed the Policy's cash value less the applicable Surrender Charge.

     FIXED ACCOUNT. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.

     INVESTMENT START DATE. This is the latest of the date we first receive a premium payment for the Policy, the date Part II of the Policy application is signed (if any is required) and the Policy Date.

     MATURITY DATE. The Policy anniversary on which the insured is (or would have been) age 100. The Policy will not mature on this date if the extended maturity option has been added to the Policy.

     NET CASH VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any Surrender Charge that would apply on surrender and by any outstanding Policy loan and accrued interest.

     NET INVESTMENT EXPERIENCE. For any period, a Sub-Account's net investment experience equals the investment experience of the underlying Eligible Fund's shares for the same period, reduced by the amount of charges against the Sub-Account for that period.

     PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium is a level amount that is subject to certain limits under the Policy. Payments in addition to any Planned Premium are called unscheduled payments in the Policy and can be paid at any time, subject to certain limits.

     PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

     POLICY DATE. The date on which coverage under the Policy and Monthly Deductions begin. If you make a premium payment with the application, unless you request otherwise, the Policy Date is generally the later of the date Part II of the application (if any) was signed and receipt of the premium payment. If you choose to pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date is generally the date the Policy is delivered to you.

     TARGET PREMIUM. We use the Target Premium to determine the amount of Deferred Sales Charge that may apply on a surrender, partial surrender, lapse or face amount reduction. The Target Premium varies by issue age, sex and underwriting class of the insured and the Policy's face amount. The Target Premium is less than or equal to 75% of the annual premium necessary to maintain a fixed benefit whole life insurance Policy for the same face amount on the life of the insured. We calculate the annual whole life premium using an assumed interest rate of 4%, guaranteed cost of insurance charges and the current level of other Policy charges.

     YOU.  "You" refers to the Policy Owner.

                                   APPENDIX A

                         TAX LAW AND THE DEATH BENEFIT

     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than a percentage of the Policy's cash value. These percentages are set forth below.

AGE OF INSURED                   AGE OF INSURED
AT START OF THE  PERCENTAGE OF   AT START OF THE  PERCENTAGE OF
  POLICY YEAR     CASH VALUE*      POLICY YEAR     CASH VALUE*
---------------  -------------   ---------------  -------------
0 through 40          250              61              128
     41               243              62              126
     42               236              63              124
     43               229              64              122
     44               222              65              120
     45               215              66              119
     46               209              67              118
     47               203              68              117
     48               197              69              116
     49               191              70              115
     50               185              71              113
     51               178              72              111
     52               171              73              109
     53               164              74              107
     54               157        75 through 90         105
     55               150              91              104
     56               146              92              103
     57               142              93              102
     58               138        94 through 99         101
     59               134             100              100
     60               130

------------
* including the pro rata portion of any Monthly Deduction made for a period beyond the date of death.

     Additional information about the Policy and the Variable Account can be found in the Statement of Additional Information. You may obtain a copy of the Statement of Additional Information, without charge, by calling 1-800-200-2214, by e-mailing us at AskUs@nef.com, or by logging on to our website at www.nef.com. You may also obtain, without charge, a personalized illustration of death benefits, net cash values and cash values by calling your registered representative.

     For information about historical values of the Variable Account Sub-Accounts, call 1-800-333-2501.

     For Sub-Account transfers and premium reallocations, call 1-800-200-2214.

     For current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call our TeleService Center at 1-800-388-4000.

     This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

     Information about the Policy and the Variable Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. The Statement of Additional Information, reports and other information about the Variable Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 450 Fifth Street, NW, Washington, DC 20549-0102.

File No. 811-3713

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 INDEPENDENT AUDITORS' REPORT

To the Policyholders of New England Variable Life Separate Account and Board of Directors of New England Life Insurance Company:

We have audited the accompanying statement of assets and liabilities of each of the sub-accounts (as disclosed in Note 1 to the financial statements) comprising New England Variable Life Separate Account (the "Separate Account") of New England Life Insurance Company ("NELICO") as of December 31, 2002, and the related statements of operations and statements of changes in net assets for each of the periods in the three years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the underlying fund managers and the depositor of the Separate Account. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of New England Variable Life Separate Account of NELICO as of December 31, 2002, the results of their operations and the changes in their net assets for each of the periods in the three years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the 2001 and 2000 statements of changes in net assets have been restated.

DELOITTE & TOUCHE LLP
Tampa, Florida
April 10, 2003

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2002

                                                                              ZENITH FUND
                                       -----------------------------------------------------------------------------------------
                                                      STATE STREET   STATE STREET
                                          ZENITH        RESEARCH       RESEARCH      MFS TOTAL    HARRIS OAKMARK   FI STRUCTURED
                                          EQUITY      BOND INCOME    MONEY MARKET     RETURN      FOCUSED VALUE       EQUITY
                                        PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO        PORTFOLIO
                                       ------------   ------------   ------------   -----------   --------------   -------------
ASSETS:
INVESTMENTS AT VALUE:
ZENITH FUND
Zenith Equity Portfolio
 (2,383,246 Shares; cost
 $944,397,027).......................  $628,557,355   $         --   $        --    $        --    $         --     $        --
State Street Research Bond Income
 Portfolio
 (1,228,842 Shares; cost
 $133,293,751).......................            --    138,539,663            --             --              --              --
State Street Research Money Market
 Portfolio
 (1,137,330 Shares; cost
 $113,732,901).......................            --             --   113,733,013             --              --              --
MFS Total Return Portfolio
 (574,356 Shares; cost
 $92,237,533)........................            --             --            --     68,830,789              --              --
Harris Oakmark Focused Value
 Portfolio
 (699,281 Shares; cost
 $113,714,981).......................            --             --            --             --     118,409,284              --
FI Structured Equity Portfolio
 (519,375 Shares; cost
 $97,071,589)........................            --             --            --             --              --      64,869,871
Loomis Sayles Small Cap Portfolio
 (783,709 Shares; cost
 $137,472,089).......................            --             --            --             --              --              --
Loomis Sayles Balanced Portfolio
 (1,490,390 Shares; cost
 $20,258,029)........................            --             --            --             --              --              --
Davis Venture Value Portfolio
 (11,928,265 Shares; cost
 $286,984,615).......................            --             --            --             --              --              --
Alger Equity Growth Portfolio
 (12,749,966 Shares; cost
 $321,441,047).......................            --             --            --             --              --              --
Salomon Brothers U.S. Government
 Portfolio
 (104,251 Shares; cost $1,237,923)...            --             --            --             --              --              --
Salomon Brothers Strategic Bond
 Opportunities Portfolio
 (107,975 Shares; cost $1,289,589)...            --             --            --             --              --              --
MFS Investors Trust Portfolio
 (635,869 Shares; cost $5,711,634)...            --             --            --             --              --              --
MFS Research Managers Portfolio
 (1,271,750 Shares; cost
 $14,052,394)........................            --             --            --             --              --              --
FI Mid Cap Opportunities Portfolio
 (3,560 Shares; cost $27,829)........            --             --            --             --              --              --
METROPOLITAN FUND
Janus Mid Cap Portfolio
 (2,116,219 Shares; cost
 $41,517,403)........................            --             --            --             --              --              --
Putnam Large Cap Growth Portfolio
 (1,647,111 Shares; cost
 $8,609,367).........................            --             --            --             --              --              --
Russell 2000 Index Portfolio
 (878,449 Shares; cost $8,595,594)...            --             --            --             --              --              --
Putnam International Stock Portfolio
 (3,310,935 Shares; cost
 $34,657,898)........................            --             --            --             --              --              --
State Street Research Aurora
 Portfolio
 (2,807,899 Shares; cost
 $38,089,774)........................            --             --            --             --              --              --
                                       ------------   ------------   ------------   -----------    ------------     -----------
Total investments....................   628,557,355    138,539,663   113,733,013     68,830,789     118,409,284      64,869,871
Cash and Accounts Receivable.........            --             --        69,674             --              --              --
                                       ------------   ------------   ------------   -----------    ------------     -----------
Total assets.........................   628,557,355    138,539,663   113,802,687     68,830,789     118,409,284      64,869,871
LIABILITIES:
Due to New England Life Insurance
 Company.............................     5,702,324      1,256,843     1,101,469        624,439       1,074,219         588,505
                                       ------------   ------------   ------------   -----------    ------------     -----------
NET ASSETS...........................  $622,855,031   $137,282,820   $112,701,218   $68,206,350    $117,335,065     $64,281,366
                                       ============   ============   ============   ===========    ============     ===========

                                                ZENITH FUND
                                       -----------------------------

                                       LOOMIS SAYLES   LOOMIS SAYLES
                                         SMALL CAP       BALANCED
                                         PORTFOLIO       PORTFOLIO
                                       -------------   -------------
ASSETS:
INVESTMENTS AT VALUE:
ZENITH FUND
Zenith Equity Portfolio
 (2,383,246 Shares; cost
 $944,397,027).......................  $         --     $        --
State Street Research Bond Income
 Portfolio
 (1,228,842 Shares; cost
 $133,293,751).......................            --              --
State Street Research Money Market
 Portfolio
 (1,137,330 Shares; cost
 $113,732,901).......................            --              --
MFS Total Return Portfolio
 (574,356 Shares; cost
 $92,237,533)........................            --              --
Harris Oakmark Focused Value
 Portfolio
 (699,281 Shares; cost
 $113,714,981).......................            --              --
FI Structured Equity Portfolio
 (519,375 Shares; cost
 $97,071,589)........................            --              --
Loomis Sayles Small Cap Portfolio
 (783,709 Shares; cost
 $137,472,089).......................   108,857,223              --
Loomis Sayles Balanced Portfolio
 (1,490,390 Shares; cost
 $20,258,029)........................            --      15,678,907
Davis Venture Value Portfolio
 (11,928,265 Shares; cost
 $286,984,615).......................            --              --
Alger Equity Growth Portfolio
 (12,749,966 Shares; cost
 $321,441,047).......................            --              --
Salomon Brothers U.S. Government
 Portfolio
 (104,251 Shares; cost $1,237,923)...            --              --
Salomon Brothers Strategic Bond
 Opportunities Portfolio
 (107,975 Shares; cost $1,289,589)...            --              --
MFS Investors Trust Portfolio
 (635,869 Shares; cost $5,711,634)...            --              --
MFS Research Managers Portfolio
 (1,271,750 Shares; cost
 $14,052,394)........................            --              --
FI Mid Cap Opportunities Portfolio
 (3,560 Shares; cost $27,829)........            --              --
METROPOLITAN FUND
Janus Mid Cap Portfolio
 (2,116,219 Shares; cost
 $41,517,403)........................            --              --
Putnam Large Cap Growth Portfolio
 (1,647,111 Shares; cost
 $8,609,367).........................            --              --
Russell 2000 Index Portfolio
 (878,449 Shares; cost $8,595,594)...            --              --
Putnam International Stock Portfolio
 (3,310,935 Shares; cost
 $34,657,898)........................            --              --
State Street Research Aurora
 Portfolio
 (2,807,899 Shares; cost
 $38,089,774)........................            --              --
                                       ------------     -----------
Total investments....................   108,857,223      15,678,907
Cash and Accounts Receivable.........            --              --
                                       ------------     -----------
Total assets.........................   108,857,223      15,678,907
LIABILITIES:
Due to New England Life Insurance
 Company.............................       987,562         142,240
                                       ------------     -----------
NET ASSETS...........................  $107,869,661     $15,536,667
                                       ============     ===========

                       See Notes to Financial Statements

                                                  ZENITH FUND
    --------------------------------------------------------------------------------------------------------
                                                       SALOMON
       DAVIS                          SALOMON          BROTHERS         MFS          MFS
      VENTURE      ALGER EQUITY      BROTHERS       STRATEGIC BOND   INVESTORS     RESEARCH     FI MID CAP
       VALUE          GROWTH      U.S. GOVERNMENT   OPPORTUNITIES      TRUST       MANAGERS    OPPORTUNITIES
     PORTFOLIO      PORTFOLIO        PORTFOLIO        PORTFOLIO      PORTFOLIO    PORTFOLIO      PORTFOLIO
    ------------   ------------   ---------------   --------------   ----------   ----------   -------------
    $         --   $         --     $       --        $       --     $       --   $       --      $    --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
     231,289,058             --             --                --             --           --           --
              --    176,714,523             --                --             --           --           --
              --             --      1,286,459                --             --           --           --
              --             --             --         1,235,235             --           --           --
              --             --             --                --      4,330,266           --           --
              --             --             --                --             --    8,711,486           --
              --             --             --                --             --           --       29,159
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
              --             --             --                --             --           --           --
    ------------   ------------     ----------        ----------     ----------   ----------      -------
     231,289,058    176,714,523      1,286,459         1,235,235      4,330,266    8,711,486       29,159
              --             --             --                --             --           --           --
    ------------   ------------     ----------        ----------     ----------   ----------      -------
     231,289,058    176,714,523      1,286,459         1,235,235      4,330,266    8,711,486       29,159
       2,098,273      1,603,169         11,671            11,206         39,285       79,031          265
    ------------   ------------     ----------        ----------     ----------   ----------      -------
    $229,190,785   $175,111,354     $1,274,788        $1,224,029     $4,290,981   $8,632,455      $28,894
    ============   ============     ==========        ==========     ==========   ==========      =======

                              METROPOLITAN FUND
     --------------------------------------------------------------------

                     PUTNAM      RUSSELL        PUTNAM       STATE STREET
      JANUS MID    LARGE CAP       2000      INTERNATIONAL     RESEARCH
         CAP         GROWTH       INDEX          STOCK          AURORA
      PORTFOLIO    PORTFOLIO    PORTFOLIO      PORTFOLIO      PORTFOLIO
     -----------   ----------   ----------   -------------   ------------
     $        --   $      --    $       --    $        --    $        --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
              --          --            --             --             --
      22,029,841          --            --             --             --
              --   5,913,129            --             --             --
              --          --     7,247,200             --             --
              --          --            --     25,692,853             --
              --          --            --             --     31,083,438
     -----------   ----------   ----------    -----------    -----------
      22,029,841   5,913,129     7,247,200     25,692,853     31,083,438
              --          --            --             --             --
     -----------   ----------   ----------    -----------    -----------
      22,029,841   5,913,129     7,247,200     25,692,853     31,083,438
         199,857      53,644        65,747        233,088        281,992
     -----------   ----------   ----------    -----------    -----------
     $21,829,984   $5,859,485   $7,181,453    $25,459,765    $30,801,446
     ===========   ==========   ==========    ===========    ===========

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2002

                                                                              METROPOLITAN FUND
                                                    ----------------------------------------------------------------------
                                                                                       MORGAN     METLIFE MID
                                                      METLIFE      LEHMAN BROTHERS    STANLEY      CAP STOCK      JANUS
                                                    STOCK INDEX    AGGREGATE BOND    EAFE INDEX      INDEX        GROWTH
                                                     PORTFOLIO     INDEX PORTFOLIO   PORTFOLIO     PORTFOLIO    PORTFOLIO
                                                    ------------   ---------------   ----------   -----------   ----------
ASSETS:
INVESTMENTS AT VALUE:
METROPOLITAN FUND (CONTINUED)
MetLife Stock Index Portfolio (6,826,967 Shares;
 cost $217,371,181)...............................  $159,819,306     $        --     $      --    $       --    $       --
Lehman Brothers Aggregate Bond Index Portfolio
 (1,927,501 Shares; cost $20,485,160).............            --      21,530,182            --            --            --
Morgan Stanley EAFE Index Portfolio (241,935
 Shares; cost $1,915,937).........................            --              --     1,756,444            --            --
MetLife Mid Cap Stock Index Portfolio (385,823
 Shares; cost $3,856,286).........................            --              --            --     3,422,251            --
Janus Growth Portfolio (251,689 Shares; cost
 $1,711,647)......................................            --              --            --            --     1,366,671
Franklin Templeton Small Cap Growth Portfolio
 (205,844 Shares; cost $1,518,839)................            --              --            --            --            --
State Street Research Investment Trust Portfolio
 (16,992 Shares; cost $362,715)...................            --              --            --            --            --
State Street Research Large Cap Value Portfolio
 (55,894 Shares; cost $454,370)...................            --              --            --            --            --
Neuberger Berman Partners Mid Cap Value Portfolio
 (308,770 Shares; cost $4,168,294)................            --              --            --            --            --
Harris Oakmark Large Cap Value Portfolio (148,762
 Shares; cost $1,482,093).........................            --              --            --            --            --
AMERICAN FUND
American Funds Growth Portfolio (1,301,381 Shares;
 cost $51,283,175)................................            --              --            --            --            --
American Funds Growth-Income Portfolio (1,221,984
 Shares; cost $35,460,027)........................            --              --            --            --            --
American Funds Global Small Cap Portfolio (729,823
 Shares; cost $7,810,378).........................            --              --            --            --            --
FIDELITY FUND
Fidelity VIP Equity-Income Portfolio (7,113,751
 Shares; cost $147,244,213).......................            --              --            --            --            --
Fidelity VIP Overseas Portfolio (7,869,421 Shares;
 cost $145,775,673)...............................            --              --            --            --            --
Fidelity VIP High Income Portfolio (3,175,711
 Shares; cost $23,166,348)........................            --              --            --            --            --
Fidelity VIP Asset Manager Portfolio (1,260,836
 Shares; cost $19,592,852)........................            --              --            --            --            --
MET INVESTORS FUND
MFS Mid Cap Growth Portfolio (345,205 Shares; cost
 $2,054,243)......................................            --              --            --            --            --
PIMCO Total Return Portfolio (1,027,469 Shares;
 cost $11,307,538)................................            --              --            --            --            --
PIMCO Innovation Portfolio (97,532 Shares; cost
 $318,714)........................................            --              --            --            --            --
Met/AIM Mid Cap Core Equity Portfolio (72,082
 Shares; cost $723,217)...........................            --              --            --            --            --
Met/AIM Small Cap Growth Portfolio (131,870
 Shares; cost $1,221,808).........................            --              --            --            --            --
State Street Research Concentrated International
 Portfolio (3,436 Shares; cost $31,303)...........            --              --            --            --            --
                                                    ------------     -----------     ----------   ----------    ----------
Total investments.................................   159,819,306      21,530,182     1,756,444     3,422,251     1,366,671
Cash and Accounts Receivable......................            --              --            --            --            --
                                                    ------------     -----------     ----------   ----------    ----------
Total assets......................................   159,819,306      21,530,182     1,756,444     3,422,251     1,366,671
LIABILITIES:
Due to New England Life Insurance Company.........     1,449,894         195,324        15,935        31,047        12,399
                                                    ------------     -----------     ----------   ----------    ----------
NET ASSETS........................................  $158,369,412     $21,334,858     $1,740,509   $3,391,204    $1,354,272
                                                    ============     ===========     ==========   ==========    ==========

                                                                               METROPOLITAN FUND
                                                    ------------------------------------------------------------------------
                                                                           STATE STREET      STATE STREET       NEUBERGER
                                                    FRANKLIN TEMPLETON       RESEARCH       RESEARCH LARGE   BERMAN PARTNERS
                                                     SMALL CAP GROWTH    INVESTMENT TRUST     CAP VALUE       MID CAP VALUE
                                                        PORTFOLIO           PORTFOLIO         PORTFOLIO         PORTFOLIO
                                                    ------------------   ----------------   --------------   ---------------
ASSETS:
INVESTMENTS AT VALUE:
METROPOLITAN FUND (CONTINUED)
MetLife Stock Index Portfolio (6,826,967 Shares;
 cost $217,371,181)...............................      $       --           $     --          $     --        $       --
Lehman Brothers Aggregate Bond Index Portfolio
 (1,927,501 Shares; cost $20,485,160).............              --                 --                --                --
Morgan Stanley EAFE Index Portfolio (241,935
 Shares; cost $1,915,937).........................              --                 --                --                --
MetLife Mid Cap Stock Index Portfolio (385,823
 Shares; cost $3,856,286).........................              --                 --                --                --
Janus Growth Portfolio (251,689 Shares; cost
 $1,711,647)......................................              --                 --                --                --
Franklin Templeton Small Cap Growth Portfolio
 (205,844 Shares; cost $1,518,839)................       1,319,459                 --                --                --
State Street Research Investment Trust Portfolio
 (16,992 Shares; cost $362,715)...................              --            324,882                --                --
State Street Research Large Cap Value Portfolio
 (55,894 Shares; cost $454,370)...................              --                 --           444,357                --
Neuberger Berman Partners Mid Cap Value Portfolio
 (308,770 Shares; cost $4,168,294)................              --                 --                --         3,939,908
Harris Oakmark Large Cap Value Portfolio (148,762
 Shares; cost $1,482,093).........................              --                 --                --                --
AMERICAN FUND
American Funds Growth Portfolio (1,301,381 Shares;
 cost $51,283,175)................................              --                 --                --                --
American Funds Growth-Income Portfolio (1,221,984
 Shares; cost $35,460,027)........................              --                 --                --                --
American Funds Global Small Cap Portfolio (729,823
 Shares; cost $7,810,378).........................              --                 --                --                --
FIDELITY FUND
Fidelity VIP Equity-Income Portfolio (7,113,751
 Shares; cost $147,244,213).......................              --                 --                --                --
Fidelity VIP Overseas Portfolio (7,869,421 Shares;
 cost $145,775,673)...............................              --                 --                --                --
Fidelity VIP High Income Portfolio (3,175,711
 Shares; cost $23,166,348)........................              --                 --                --                --
Fidelity VIP Asset Manager Portfolio (1,260,836
 Shares; cost $19,592,852)........................              --                 --                --                --
MET INVESTORS FUND
MFS Mid Cap Growth Portfolio (345,205 Shares; cost
 $2,054,243)......................................              --                 --                --                --
PIMCO Total Return Portfolio (1,027,469 Shares;
 cost $11,307,538)................................              --                 --                --                --
PIMCO Innovation Portfolio (97,532 Shares; cost
 $318,714)........................................              --                 --                --                --
Met/AIM Mid Cap Core Equity Portfolio (72,082
 Shares; cost $723,217)...........................              --                 --                --                --
Met/AIM Small Cap Growth Portfolio (131,870
 Shares; cost $1,221,808).........................              --                 --                --                --
State Street Research Concentrated International
 Portfolio (3,436 Shares; cost $31,303)...........              --                 --                --                --
                                                        ----------           --------          --------        ----------
Total investments.................................       1,319,459            324,882           444,357         3,939,908
Cash and Accounts Receivable......................              --                 --                --                --
                                                        ----------           --------          --------        ----------
Total assets......................................       1,319,459            324,882           444,357         3,939,908
LIABILITIES:
Due to New England Life Insurance Company.........          11,970              2,947             4,031            35,743
                                                        ----------           --------          --------        ----------
NET ASSETS........................................      $1,307,489           $321,935          $440,326        $3,904,165
                                                        ==========           ========          ========        ==========

                                                    METROPOLITAN FUND
                                                    ---------------
                                                        HARRIS
                                                     OAKMARK LARGE
                                                       CAP VALUE
                                                       PORTFOLIO
                                                    ---------------
ASSETS:
INVESTMENTS AT VALUE:
METROPOLITAN FUND (CONTINUED)
MetLife Stock Index Portfolio (6,826,967 Shares;
 cost $217,371,181)...............................    $       --
Lehman Brothers Aggregate Bond Index Portfolio
 (1,927,501 Shares; cost $20,485,160).............            --
Morgan Stanley EAFE Index Portfolio (241,935
 Shares; cost $1,915,937).........................            --
MetLife Mid Cap Stock Index Portfolio (385,823
 Shares; cost $3,856,286).........................            --
Janus Growth Portfolio (251,689 Shares; cost
 $1,711,647)......................................            --
Franklin Templeton Small Cap Growth Portfolio
 (205,844 Shares; cost $1,518,839)................            --
State Street Research Investment Trust Portfolio
 (16,992 Shares; cost $362,715)...................            --
State Street Research Large Cap Value Portfolio
 (55,894 Shares; cost $454,370)...................            --
Neuberger Berman Partners Mid Cap Value Portfolio
 (308,770 Shares; cost $4,168,294)................            --
Harris Oakmark Large Cap Value Portfolio (148,762
 Shares; cost $1,482,093).........................     1,429,605
AMERICAN FUND
American Funds Growth Portfolio (1,301,381 Shares;
 cost $51,283,175)................................            --
American Funds Growth-Income Portfolio (1,221,984
 Shares; cost $35,460,027)........................            --
American Funds Global Small Cap Portfolio (729,823
 Shares; cost $7,810,378).........................            --
FIDELITY FUND
Fidelity VIP Equity-Income Portfolio (7,113,751
 Shares; cost $147,244,213).......................            --
Fidelity VIP Overseas Portfolio (7,869,421 Shares;
 cost $145,775,673)...............................            --
Fidelity VIP High Income Portfolio (3,175,711
 Shares; cost $23,166,348)........................            --
Fidelity VIP Asset Manager Portfolio (1,260,836
 Shares; cost $19,592,852)........................            --
MET INVESTORS FUND
MFS Mid Cap Growth Portfolio (345,205 Shares; cost
 $2,054,243)......................................            --
PIMCO Total Return Portfolio (1,027,469 Shares;
 cost $11,307,538)................................            --
PIMCO Innovation Portfolio (97,532 Shares; cost
 $318,714)........................................            --
Met/AIM Mid Cap Core Equity Portfolio (72,082
 Shares; cost $723,217)...........................            --
Met/AIM Small Cap Growth Portfolio (131,870
 Shares; cost $1,221,808).........................            --
State Street Research Concentrated International
 Portfolio (3,436 Shares; cost $31,303)...........            --
                                                      ----------
Total investments.................................     1,429,605
Cash and Accounts Receivable......................            --
                                                      ----------
Total assets......................................     1,429,605
LIABILITIES:
Due to New England Life Insurance Company.........        12,969
                                                      ----------
NET ASSETS........................................    $1,416,636
                                                      ==========

                       See Notes to Financial Statements

                    AMERICAN FUND                                           FIDELITY FUND
    ----------------------------------------------   ------------------------------------------------------------
     AMERICAN       AMERICAN                                                         FIDELITY VIP
       FUNDS      FUNDS GROWTH-    AMERICAN FUNDS    FIDELITY VIP    FIDELITY VIP        HIGH       FIDELITY VIP
      GROWTH         INCOME       GLOBAL SMALL CAP   EQUITY-INCOME     OVERSEAS         INCOME      ASSET MANAGER
     PORTFOLIO      PORTFOLIO        PORTFOLIO         PORTFOLIO       PORTFOLIO      PORTFOLIO       PORTFOLIO
    -----------   -------------   ----------------   -------------   -------------   ------------   -------------
    $        --    $        --       $       --      $         --     $        --    $        --     $        --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
     43,322,970             --               --                --              --             --              --
             --     31,185,027               --                --              --             --              --
             --             --        6,736,270                --              --             --              --
             --             --               --       129,185,724              --             --              --
             --             --               --                --      86,406,241             --              --
             --             --               --                --              --     18,831,968              --
             --             --               --                --              --             --      16,075,654
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
             --             --               --                --              --             --              --
    -----------    -----------       ----------      ------------     -----------    -----------     -----------
     43,322,970     31,185,027        6,736,270       129,185,724      86,406,241     18,831,968      16,075,654
        284,077             --               --                --              --             --              --
    -----------    -----------       ----------      ------------     -----------    -----------     -----------
     43,607,047     31,185,027        6,736,270       129,185,724      86,406,241     18,831,968      16,075,654
             --        954,105           82,336         1,171,984         783,885        170,845         145,840
    -----------    -----------       ----------      ------------     -----------    -----------     -----------
    $43,607,047    $30,230,922       $6,653,934      $128,013,740     $85,622,356    $18,661,123     $15,929,814
    ===========    ===========       ==========      ============     ===========    ===========     ===========

                                        MET INVESTORS FUND
     -----------------------------------------------------------------------------------------
      MFS MID                                   MET/AIM      MET/AIM     STATE STREET RESEARCH
        CAP          PIMCO         PIMCO        MID CAP     SMALL CAP        CONCENTRATED
       GROWTH     TOTAL RETURN   INNOVATION   CORE EQUITY     GROWTH         INTERNATIONAL
     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO    PORTFOLIO          PORTFOLIO
     ----------   ------------   ----------   -----------   ----------   ---------------------
     $       --   $        --     $     --     $     --     $       --          $    --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
             --            --           --           --             --               --
      1,608,654            --           --           --             --               --
             --    11,651,503           --           --             --               --
             --            --      298,449           --             --               --
             --            --           --      709,285             --               --
             --            --           --           --      1,140,675               --
             --            --           --           --             --           30,548
     ----------   -----------     --------     --------     ----------          -------
      1,608,654    11,651,503      298,449      709,285      1,140,675           30,548
             --            --           --           --             --               --
     ----------   -----------     --------     --------     ----------          -------
      1,608,654    11,651,503      298,449      709,285      1,140,675           30,548
         14,594       105,703        2,708        6,435         10,348              277
     ----------   -----------     --------     --------     ----------          -------
     $1,594,060   $11,545,800     $295,741     $702,850     $1,130,327          $30,271
     ==========   ===========     ========     ========     ==========          =======

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF OPERATIONS

                                                                           ZENITH FUND
                                    -----------------------------------------------------------------------------------------
                                                   ZENITH EQUITY                             STATE STREET RESEARCH
                                                     PORTFOLIO                               BOND INCOME PORTFOLIO
                                    --------------------------------------------   ------------------------------------------
                                       FOR THE         FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
                                     YEAR ENDED      YEAR ENDED      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                        2002            2001            2000           2002           2001           2000
                                    -------------   -------------   ------------   ------------   ------------   ------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends........................  $  2,662,934    $ 14,861,966    $ 6,825,924     $5,955,168     $7,824,384     $       --
 Expenses.........................     4,419,284       5,409,982      6,877,345        813,619        639,637        511,944
                                    -------------   -------------   ------------    ----------     ----------     ----------
Net investment (loss) income......    (1,756,350)      9,451,984        (51,421)     5,141,549      7,184,747       (511,944)
                                    -------------   -------------   ------------    ----------     ----------     ----------
NET REALIZED AND UNREALIZED
 (LOSSES) GAINS ON INVESTMENTS:
Net realized gains (losses) from
 security transactions............    15,512,708      (2,138,650)        65,557      1,095,749         (7,181)       (36,738)
Change in net unrealized
 (depreciation) appreciation of
 investments for the period.......  (202,056,844)   (195,071,228)   (63,482,902)     3,365,793        291,924      6,087,779
                                    -------------   -------------   ------------    ----------     ----------     ----------
Net realized and unrealized
 (losses) gains on investments....  (186,544,136)   (197,209,878)   (63,417,345)     4,461,542        284,743      6,051,041
                                    -------------   -------------   ------------    ----------     ----------     ----------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS.......................  $(188,300,486)  $(187,757,894)  $(63,468,766)   $9,603,091     $7,469,490     $5,539,097
                                    =============   =============   ============    ==========     ==========     ==========

                                                   ZENITH FUND
                                    ------------------------------------------
                                              STATE STREET RESEARCH
                                              MONEY MARKET PORTFOLIO
                                    ------------------------------------------
                                      FOR THE        FOR THE        FOR THE
                                     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                        2002           2001           2000
                                    ------------   ------------   ------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends........................   $1,416,764     $3,437,775     $4,511,876
 Expenses.........................      531,130        495,268        500,145
                                     ----------     ----------     ----------
Net investment (loss) income......      885,634      2,942,507      4,011,731
                                     ----------     ----------     ----------
NET REALIZED AND UNREALIZED
 (LOSSES) GAINS ON INVESTMENTS:
Net realized gains (losses) from
 security transactions............           --             --             --
Change in net unrealized
 (depreciation) appreciation of
 investments for the period.......           --             --             --
                                     ----------     ----------     ----------
Net realized and unrealized
 (losses) gains on investments....           --             --             --
                                     ----------     ----------     ----------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS.......................   $  885,634     $2,942,507     $4,011,731
                                     ==========     ==========     ==========

                       See Notes to Financial Statements

                                        ZENITH FUND
-------------------------------------------------------------------------------------------
                 MFS TOTAL RETURN                          HARRIS OAKMARK FOCUSED
                    PORTFOLIO                                 VALUE PORTFOLIO
    ------------------------------------------   ------------------------------------------
      FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
        2002           2001           2000           2002           2001           2000
    ------------   ------------   ------------   ------------   ------------   ------------
    $ 8,009,640    $13,736,454    $ 1,581,304    $   227,624    $   378,221     $       --
        438,539        436,823        448,504        694,231        481,741        259,625
    ------------   -----------    -----------    ------------   -----------     ----------
      7,571,101     13,299,631      1,132,800       (466,607)      (103,520)      (259,625)
    ------------   -----------    -----------    ------------   -----------     ----------
        687,033        (18,326)       (42,829)     3,813,413         26,315        (23,066)
    (12,621,080)   (16,406,840)    (3,979,194)   (15,327,523)    16,647,698      7,704,271
    ------------   -----------    -----------    ------------   -----------     ----------
    (11,934,047)   (16,425,166)    (4,022,023)   (11,514,110)    16,674,013      7,681,205
    ------------   -----------    -----------    ------------   -----------     ----------
    $(4,362,946)   $(3,125,535)   $(2,889,223)   $(11,980,717)  $16,570,493     $7,421,580
    ============   ===========    ===========    ============   ===========     ==========

                                           ZENITH FUND
---  ---------------------------------------------------------------------------------------
                FI STRUCTURED EQUITY                       LOOMIS SAYLES SMALL CAP
                     PORTFOLIO                                    PORTFOLIO
     ------------------------------------------   ------------------------------------------
       FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
         2002           2001           2000           2002           2001           2000
     ------------   ------------   ------------   ------------   ------------   ------------
     $   676,406    $   814,774    $ 2,499,909    $   140,106    $10,644,439     $1,181,882
         480,986        591,043        659,437        796,837        900,016        902,187
     ------------   ------------   -----------    ------------   ------------    ----------
         195,420        223,731      1,840,472       (656,731)     9,744,423        279,695
     ------------   ------------   -----------    ------------   ------------    ----------
       1,899,725       (100,512)       (18,902)     4,513,962         (5,616)       145,497
     (18,712,878)   (14,499,780)    (7,555,204)   (34,940,969)   (23,777,058)     2,636,194
     ------------   ------------   -----------    ------------   ------------    ----------
     (16,813,153)   (14,600,292)    (7,574,106)   (30,427,007)   (23,782,674)     2,781,691
     ------------   ------------   -----------    ------------   ------------    ----------
     $(16,617,733)  $(14,376,561)  $(5,733,634)   $(31,083,738)  $(14,038,251)   $3,061,386
     ============   ============   ===========    ============   ============    ==========

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF OPERATIONS

                                                                          ZENITH FUND
                                    ---------------------------------------------------------------------------------------
                                              LOOMIS SAYLES BALANCED                        DAVIS VENTURE VALUE
                                                    PORTFOLIO                                    PORTFOLIO
                                    ------------------------------------------   ------------------------------------------
                                      FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
                                     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                        2002           2001           2000           2002           2001           2000
                                    ------------   ------------   ------------   ------------   ------------   ------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends........................  $   387,846    $   712,069     $   5,904     $ 2,231,971    $25,909,682    $        --
 Expenses.........................      111,358        120,816       117,597       1,567,223      1,680,747      1,440,887
                                    -----------    -----------     ---------     ------------   ------------   -----------
Net investment (loss) income......      276,488        591,253      (111,693)        664,748     24,228,935     (1,440,887)
                                    -----------    -----------     ---------     ------------   ------------   -----------
NET REALIZED AND UNREALIZED
 (LOSSES) GAINS ON INVESTMENTS:
Net realized gains (losses) from
 security transactions............   (1,537,528)       (21,371)       79,174       8,638,974        (20,358)      (178,858)
Change in net unrealized
 (depreciation) appreciation of
 investments for the period.......   (1,288,815)    (1,463,815)     (439,098)    (56,221,915)   (55,778,227)    17,900,696
                                    -----------    -----------     ---------     ------------   ------------   -----------
Net realized and unrealized
 (losses) gains on investments....   (2,826,343)    (1,485,186)     (359,924)    (47,582,941)   (55,798,585)    17,721,838
                                    -----------    -----------     ---------     ------------   ------------   -----------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS.......................  $(2,549,855)   $  (893,933)    $(471,617)    $(46,918,193)  $(31,569,650)  $16,280,951
                                    ===========    ===========     =========     ============   ============   ===========

                                                   ZENITH FUND
                                    ------------------------------------------
                                               ALGER EQUITY GROWTH
                                                    PORTFOLIO
                                    ------------------------------------------
                                      FOR THE        FOR THE        FOR THE
                                     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                        2002           2001           2000
                                    ------------   ------------   ------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends........................  $        --    $17,711,821    $  3,306,492
 Expenses.........................    1,346,954      1,827,854       1,981,053
                                    ------------   ------------   ------------
Net investment (loss) income......   (1,346,954)    15,883,967       1,325,439
                                    ------------   ------------   ------------
NET REALIZED AND UNREALIZED
 (LOSSES) GAINS ON INVESTMENTS:
Net realized gains (losses) from
 security transactions............    3,186,557     (3,900,025)        416,391
Change in net unrealized
 (depreciation) appreciation of
 investments for the period.......  (92,753,612)   (51,416,836)    (52,833,134)
                                    ------------   ------------   ------------
Net realized and unrealized
 (losses) gains on investments....  (89,567,055)   (55,316,861)    (52,416,743)
                                    ------------   ------------   ------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS.......................  $(90,914,009)  $(39,432,894)  $(51,091,304)
                                    ============   ============   ============

                       See Notes to Financial Statements

                                        ZENITH FUND
    ---------------------------------------------------------------------------------------
              SALOMON BROTHERS U.S.                      SALOMON BROTHERS STRATEGIC
               GOVERNMENT PORTFOLIO                     BOND OPPORTUNITIES PORTFOLIO
    ------------------------------------------   ------------------------------------------
      FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
        2002           2001           2000           2002           2001           2000
    ------------   ------------   ------------   ------------   ------------   ------------
      $41,032        $50,491        $    --        $ 85,774       $ 93,555       $     --
          702          7,530          7,636          11,878         10,518         10,241
      -------        -------        -------        --------       --------       --------
       40,330         42,961         (7,636)         73,896         83,037        (10,241)
      -------        -------        -------        --------       --------       --------
        7,689             86            148         (26,212)           340          5,936
       24,678          4,160         76,520          52,240        (18,408)        66,382
      -------        -------        -------        --------       --------       --------
       32,367          4,246         76,668          26,028        (18,068)        72,318
      -------        -------        -------        --------       --------       --------
      $72,697        $47,207        $69,032        $ 99,924       $ 64,969       $ 62,077
      =======        =======        =======        ========       ========       ========

                                           ZENITH FUND
     ---------------------------------------------------------------------------------------
                MFS INVESTORS TRUST                         MFS RESEARCH MANAGERS
                     PORTFOLIO                                    PORTFOLIO
     ------------------------------------------   ------------------------------------------
       FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
         2002           2001           2000           2002           2001           2000
     ------------   ------------   ------------   ------------   ------------   ------------
     $    20,402     $  17,364       $    966     $    18,116    $   129,228    $     2,453
          25,204        24,863         13,612          63,539         81,648         41,150
     -----------     ---------       --------     -----------    -----------    -----------
          (4,802)       (7,499)       (12,646)        (45,423)        47,580        (38,697)
     -----------     ---------       --------     -----------    -----------    -----------
        (398,792)      (11,947)        (1,002)     (2,345,654)      (277,116)        60,137
        (679,536)     (702,670)       (20,733)       (643,921)    (3,572,735)    (1,262,543)
     -----------     ---------       --------     -----------    -----------    -----------
      (1,078,328)     (714,617)       (21,735)     (2,989,575)    (3,849,851)    (1,202,406)
     -----------     ---------       --------     -----------    -----------    -----------
     $(1,083,130)    $(722,116)      $(34,381)    $(3,034,998)   $(3,802,271)   $(1,241,103)
     ===========     =========       ========     ===========    ===========    ===========

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF OPERATIONS

                                      ZENITH FUND                  METROPOLITAN FUND
                                     --------------   --------------------------------------------
                                       FI MID CAP
                                     OPPORTUNITIES                   JANUS MID CAP
                                       PORTFOLIO                       PORTFOLIO
                                     --------------   --------------------------------------------
                                     FOR THE PERIOD     FOR THE        FOR THE      FOR THE PERIOD
                                     MAY 1, 2002 TO    YEAR ENDED     YEAR ENDED    MAY 1, 2000 TO
                                      DECEMBER 31,    DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                          2002            2002           2001            2000
                                     --------------   ------------   ------------   --------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends.........................      $   --       $        --    $        --     $  1,356,774
 Expenses..........................          62           135,700        161,569           62,269
                                         ------       ------------   ------------    ------------
Net investment (loss) income.......         (62)         (135,700)      (161,569)       1,294,505
                                         ------       ------------   ------------    ------------
NET REALIZED AND UNREALIZED
 (LOSSES) GAINS ON INVESTMENTS:
Net realized gains (losses) from
 security transactions.............         186       (12,257,869)      (417,064)         764,362
Change in net unrealized
 (depreciation) appreciation of
 investments for the period........       1,330         3,466,757    (11,300,813)     (11,653,506)
                                         ------       ------------   ------------    ------------
Net realized and unrealized
 (losses) gains on investments.....       1,516        (8,791,112)   (11,717,877)     (10,889,144)
                                         ------       ------------   ------------    ------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................      $1,454       $(8,926,812)   $(11,879,446)   $ (9,594,639)
                                         ======       ============   ============    ============

                                                  METROPOLITAN FUND
                                     --------------------------------------------

                                                   PUTNAM LARGE CAP
                                                   GROWTH PORTFOLIO
                                     --------------------------------------------
                                       FOR THE        FOR THE      FOR THE PERIOD
                                      YEAR ENDED     YEAR ENDED    MAY 1, 2000 TO
                                     DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                         2002           2001            2000
                                     ------------   ------------   --------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends.........................  $        --    $        --     $        --
 Expenses..........................       33,891         36,744          10,822
                                     -----------    -----------     -----------
Net investment (loss) income.......      (33,891)       (36,744)        (10,822)
                                     -----------    -----------     -----------
NET REALIZED AND UNREALIZED
 (LOSSES) GAINS ON INVESTMENTS:
Net realized gains (losses) from
 security transactions.............   (2,630,379)      (249,945)          4,567
Change in net unrealized
 (depreciation) appreciation of
 investments for the period........      539,725     (2,008,286)     (1,227,677)
                                     -----------    -----------     -----------
Net realized and unrealized
 (losses) gains on investments.....   (2,090,654)    (2,258,231)     (1,223,110)
                                     -----------    -----------     -----------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $(2,124,545)   $(2,294,975)    $(1,233,932)
                                     ===========    ===========     ===========

                       See Notes to Financial Statements

                                                      METROPOLITAN FUND
    -------------------------------------------------------------------------------------------------------------------------
                 RUSSELL 2000 INDEX                           PUTNAM INTERNATIONAL                  STATE STREET RESEARCH
                     PORTFOLIO                                  STOCK PORTFOLIO                       AURORA PORTFOLIO
    --------------------------------------------   ------------------------------------------   -----------------------------
      FOR THE        FOR THE      FOR THE PERIOD     FOR THE        FOR THE        FOR THE        FOR THE      FOR THE PERIOD
     YEAR ENDED     YEAR ENDED    MAY 1, 2000 TO    YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED    MAY 1, 2001 TO
    DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
        2002           2001            2000            2002           2001           2000           2002            2001
    ------------   ------------   --------------   ------------   ------------   ------------   ------------   --------------
    $    40,726      $ 10,030       $ 306,539      $   206,841    $   766,200    $   375,644    $   134,323       $     --
         33,860        22,945           5,829          152,218        138,598        146,270        122,294         33,101
    -----------      --------       ---------      -----------    -----------    -----------    -----------       --------
          6,866       (12,915)        300,710           54,623        627,602        229,374         12,029        (33,101)
    -----------      --------       ---------      -----------    -----------    -----------    -----------       --------
       (563,915)      (22,652)         22,026         (449,822)      (115,753)        (3,434)      (643,247)        (9,118)
     (1,042,793)      337,385        (642,986)      (4,539,403)    (5,013,560)    (3,060,509)    (7,624,022)       617,685
    -----------      --------       ---------      -----------    -----------    -----------    -----------       --------
     (1,606,708)      314,733        (620,960)      (4,989,225)    (5,129,313)    (3,063,943)    (8,267,269)       608,567
    -----------      --------       ---------      -----------    -----------    -----------    -----------       --------
    $(1,599,842)     $301,818       $(320,250)     $(4,934,602)   $(4,501,711)   $(2,834,569)   $(8,255,240)      $575,466
    ===========      ========       =========      ===========    ===========    ===========    ===========       ========

                 METROPOLITAN FUND
     ------------------------------------------
                METLIFE STOCK INDEX
                     PORTFOLIO
     ------------------------------------------
       FOR THE        FOR THE        FOR THE
      YEAR ENDED     YEAR ENDED     YEAR ENDED
     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
         2002           2001           2000
     ------------   ------------   ------------
     $ 3,032,777    $ 7,336,294    $    149,711
       1,116,031      1,296,360       1,351,047
     ------------   ------------   ------------
       1,916,746      6,039,934      (1,201,336)
     ------------   ------------   ------------
      (5,805,619)    26,752,426        (203,449)
     (42,875,959)   (59,509,369)    (18,851,825)
     ------------   ------------   ------------
     (48,681,578)   (32,756,943)    (19,055,274)
     ------------   ------------   ------------
     $(46,764,832)  $(26,717,009)  $(20,256,610)
     ============   ============   ============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF OPERATIONS

                                                                           METROPOLITAN FUND
                                     ---------------------------------------------------------------------------------------------
                                       LEHMAN BROTHERS AGGREGATE       MORGAN STANLEY EAFE INDEX      METLIFE MID CAP STOCK INDEX
                                         BOND INDEX PORTFOLIO                  PORTFOLIO                       PORTFOLIO
                                     -----------------------------   -----------------------------   -----------------------------
                                                    FOR THE PERIOD                  FOR THE PERIOD                  FOR THE PERIOD
                                     FOR THE YEAR    MAY 1, 2001     FOR THE YEAR    MAY 1, 2001     FOR THE YEAR    MAY 1, 2001
                                        ENDED             TO            ENDED             TO            ENDED             TO
                                     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                         2002            2001            2002            2001            2002            2001
                                     ------------   --------------   ------------   --------------   ------------   --------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends.........................   $  283,297       $    --        $   3,876        $    --        $   7,631        $    --
 Expenses..........................       56,571         6,116            5,176            591           12,985          1,777
                                      ----------       -------        ---------        -------        ---------        -------
 Net investment (loss) income......      226,726        (6,116)          (1,300)          (591)          (5,354)        (1,777)
                                      ----------       -------        ---------        -------        ---------        -------
NET REALIZED AND UNREALIZED
 (LOSSES) GAINS ON INVESTMENTS:
 Net realized gains (losses) from
  security transactions............       85,942           822          (48,380)            16          (54,202)            26
 Change in net unrealized
  (depreciation) appreciation of
  investments for the period.......    1,000,240        44,782         (155,310)        (4,182)        (478,537)        44,502
                                      ----------       -------        ---------        -------        ---------        -------
 Net realized and unrealized
  (losses) gains on investments....    1,086,182        45,604         (203,690)        (4,166)        (532,739)        44,528
                                      ----------       -------        ---------        -------        ---------        -------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................   $1,312,908       $39,488        $(204,990)       $(4,757)       $(538,093)       $42,751
                                      ==========       =======        =========        =======        =========        =======

                                           METROPOLITAN FUND
                                     -----------------------------

                                        JANUS GROWTH PORTFOLIO
                                     -----------------------------
                                                    FOR THE PERIOD
                                     FOR THE YEAR    MAY 1, 2001
                                        ENDED             TO
                                     DECEMBER 31,    DECEMBER 31,
                                         2002            2001
                                     ------------   --------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends.........................   $      --        $     --
 Expenses..........................       6,201           1,591
                                      ---------        --------
 Net investment (loss) income......      (6,201)         (1,591)
                                      ---------        --------
NET REALIZED AND UNREALIZED
 (LOSSES) GAINS ON INVESTMENTS:
 Net realized gains (losses) from
  security transactions............     (97,313)           (798)
 Change in net unrealized
  (depreciation) appreciation of
  investments for the period.......    (305,291)        (39,685)
                                      ---------        --------
 Net realized and unrealized
  (losses) gains on investments....    (402,604)        (40,483)
                                      ---------        --------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................   $(408,805)       $(42,074)
                                      =========        ========

                       See Notes to Financial Statements

    -----------------------------------------------------------------------------------------   -----------------------------
                                      METROPOLITAN FUND                                                 AMERICAN FUND
          FRANKLIN                            STATE STREET      NEUBERGER          HARRIS
         TEMPLETON          STATE STREET        RESEARCH          BERMAN          OAKMARK
         SMALL CAP            RESEARCH         LARGE CAP       PARTNERS MID      LARGE CAP
           GROWTH            INVESTMENT          VALUE          CAP VALUE          VALUE            AMERICAN FUNDS GROWTH
         PORTFOLIO         TRUST PORTFOLIO     PORTFOLIO        PORTFOLIO        PORTFOLIO                PORTFOLIO
    --------------------   ---------------   --------------   --------------   --------------   -----------------------------
       FOR THE PERIOD      FOR THE PERIOD    FOR THE PERIOD   FOR THE PERIOD   FOR THE PERIOD                  FOR THE PERIOD
        JANUARY 14,          JANUARY 14,      MAY 1, 2002      JANUARY 14,      MAY 1, 2002     FOR THE YEAR    MAY 1, 2001
          2002 TO              2002 TO             TO            2002 TO             TO            ENDED             TO
        DECEMBER 31,        DECEMBER 31,      DECEMBER 31,     DECEMBER 31,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
            2002                2002              2002             2002             2002            2002            2001
    --------------------   ---------------   --------------   --------------   --------------   ------------   --------------
         $      --            $    551         $   2,002        $   1,558         $  8,226      $    14,213      $ 703,326
             3,846                 787               768            9,756            2,350          183,023         33,863
         ---------            --------         ---------        ---------         --------      -----------      ---------
            (3,846)               (236)            1,234           (8,198)           5,876         (168,810)       669,463
         ---------            --------         ---------        ---------         --------      -----------      ---------
           (64,412)             (5,406)           (5,405)         (18,580)         (13,014)      (1,769,305)        (5,360)
          (199,380)            (37,833)          (10,014)        (228,386)         (52,488)      (7,716,831)      (243,374)
         ---------            --------         ---------        ---------         --------      -----------      ---------
          (263,792)            (43,239)          (15,419)        (246,966)         (65,502)      (9,486,136)      (248,734)
         ---------            --------         ---------        ---------         --------      -----------      ---------
         $(267,638)           $(43,475)        $ (14,185)       $(255,164)        $(59,626)     $(9,654,946)     $ 420,729
         =========            ========         =========        =========         ========      ===========      =========

     -------------------------------------------------------------
                             AMERICAN FUND

        AMERICAN FUNDS GROWTH-        AMERICAN FUNDS GLOBAL SMALL
           INCOME PORTFOLIO                  CAP PORTFOLIO
     -----------------------------   -----------------------------
                    FOR THE PERIOD                  FOR THE PERIOD
     FOR THE YEAR    MAY 1, 2001     FOR THE YEAR    MAY 1, 2001
        ENDED             TO            ENDED             TO
     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
         2002            2001            2002            2001
     ------------   --------------   ------------   --------------
     $   308,267      $ 247,020      $    39,924       $ 19,030
         127,280         27,140           28,754          3,946
     -----------      ---------      -----------       --------
         180,987        219,880           11,170         15,084
     -----------      ---------      -----------       --------
        (667,401)        (4,325)        (190,487)        (4,543)
      (4,433,373)       158,373       (1,204,973)       130,865
     -----------      ---------      -----------       --------
      (5,100,774)       154,048       (1,395,460)       126,322
     -----------      ---------      -----------       --------
     $(4,919,787)     $ 373,928      $(1,384,290)      $141,406
     ===========      =========      ===========       ========

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF OPERATIONS

                                                                               FIDELITY FUND
                                          ---------------------------------------------------------------------------------------
                                                  FIDELITY VIP EQUITY-INCOME                     FIDELITY VIP OVERSEAS
                                                          PORTFOLIO                                    PORTFOLIO
                                          ------------------------------------------   ------------------------------------------
                                            FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
                                           YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                              2002           2001           2000           2002           2001           2000
                                          ------------   ------------   ------------   ------------   ------------   ------------
INVESTMENT (LOSS) INCOME:
Income:
 Dividends..............................  $ 6,356,366    $11,204,132    $13,394,545    $   781,287    $24,381,084    $ 16,105,748
 Expenses...............................      953,331      1,103,777      1,054,512        607,951        762,426       1,056,320
                                          ------------   ------------   -----------    ------------   ------------   ------------
Net investment (loss) income............    5,403,035     10,100,355     12,340,033        173,336     23,618,658      15,049,428
                                          ------------   ------------   -----------    ------------   ------------   ------------
NET REALIZED AND UNREALIZED (LOSSES)
 GAINS ON INVESTMENTS:
Net realized gains (losses) from
 security transactions..................    5,466,327         (2,881)      (452,602)    (2,238,040)   (23,051,827)         27,078
Change in net unrealized (depreciation)
 appreciation of investments for the
 period.................................  (40,377,303)   (20,180,653)        89,353    (21,574,452)   (34,163,623)    (55,495,585)
                                          ------------   ------------   -----------    ------------   ------------   ------------
Net realized and unrealized (losses)
 gains on investments...................  (34,910,976)   (20,183,534)      (363,249)   (23,812,492)   (57,215,450)    (55,468,507)
                                          ------------   ------------   -----------    ------------   ------------   ------------
NET (DECREASE) INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS..............  $(29,507,941)  $(10,083,179)  $11,976,784    $(23,639,156)  $(33,596,792)  $(40,419,079)
                                          ============   ============   ===========    ============   ============   ============

                       See Notes to Financial Statements

                                         FIDELITY FUND                                              MET INVESTORS FUND
    ---------------------------------------------------------------------------------------   -------------------------------

                                                                                               MFS MID CAP         PIMCO
             FIDELITY VIP HIGH INCOME                    FIDELITY VIP ASSET MANAGER               GROWTH        TOTAL RETURN
                    PORTFOLIO                                    PORTFOLIO                      PORTFOLIO        PORTFOLIO
    ------------------------------------------   ------------------------------------------   --------------   --------------
                                                                                              FOR THE PERIOD   FOR THE PERIOD
      FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE       JANUARY 14,      MAY 1, 2002
     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED       2002 TO             TO
    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
        2002           2001           2000           2002           2001           2000            2002             2002
    ------------   ------------   ------------   ------------   ------------   ------------   --------------   --------------
    $ 1,585,639    $ 1,758,933    $ 1,006,372    $   633,629    $   849,491    $ 1,452,323      $   9,464         $     --
        101,931         95,020        103,143        101,658        104,280         95,403          5,849           55,100
    -----------    -----------    -----------    -----------    -----------    -----------      ---------         --------
      1,483,708      1,663,913        903,229        531,971        745,211      1,356,920          3,615          (55,100)
    -----------    -----------    -----------    -----------    -----------    -----------      ---------         --------
     (5,162,418)      (408,150)       261,479       (432,857)       (35,169)        16,825       (132,297)          29,320
      4,578,778     (2,905,218)    (5,088,040)    (1,776,281)    (1,423,225)    (2,075,320)      (445,589)         343,965
    -----------    -----------    -----------    -----------    -----------    -----------      ---------         --------
       (583,640)    (3,313,368)    (4,826,561)    (2,209,138)    (1,458,394)    (2,058,495)      (577,886)         373,285
    -----------    -----------    -----------    -----------    -----------    -----------      ---------         --------
    $   900,068    $(1,649,455)   $(3,923,332)   $(1,677,167)   $  (713,183)   $  (701,575)     $(574,271)        $318,185
    ===========    ===========    ===========    ===========    ===========    ===========      =========         ========


                            MET INVESTORS FUND
     -----------------------------------------------------------------
                                                         STATE STREET
                         MET/AIM          MET/AIM          RESEARCH
         PIMCO           MID CAP         SMALL CAP       CONCENTRATED
       INNOVATION      CORE EQUITY         GROWTH       INTERNATIONAL
       PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO
     --------------   --------------   --------------   --------------
     FOR THE PERIOD   FOR THE PERIOD   FOR THE PERIOD   FOR THE PERIOD
      JANUARY 14,      MAY 1, 2002      MAY 1, 2002      MAY 1, 2002
        2002 TO             TO               TO               TO
      DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
          2002             2002             2002             2002
     --------------   --------------   --------------   --------------
       $      --         $    852         $     --         $    45
           1,032            1,301            2,314              59
       ---------         --------         --------         -------
          (1,032)            (449)          (2,314)            (14)
       ---------         --------         --------         -------
        (177,812)          (1,711)         (12,284)           (277)
         (20,265)         (13,932)         (81,133)           (756)
       ---------         --------         --------         -------
        (198,077)         (15,643)         (93,417)         (1,033)
       ---------         --------         --------         -------
       $(199,109)        $(16,092)        $(95,731)        $(1,047)
       =========         ========         ========         =======

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF CHANGES IN NET ASSETS

                                                       ZENITH FUND
                                     -----------------------------------------------
                                                 ZENITH EQUITY PORTFOLIO
                                     -----------------------------------------------
                                                      AS RESTATED      AS RESTATED
                                        FOR THE         FOR THE          FOR THE
                                      YEAR ENDED       YEAR ENDED       YEAR ENDED
                                     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                         2002           2001(A)          2000(A)
                                     -------------   --------------   --------------
(DECREASE) INCREASE IN NET ASSETS
From operations:
 Net investment (loss) income......  $  (1,756,350)  $    9,451,984   $      (51,421)
 Net realized gains (losses) from
  security transactions............     15,512,708       (2,138,650)          65,557
 Change in net unrealized
  (depreciation) appreciation of
  investments......................   (202,056,844)    (195,071,228)     (63,482,902)
                                     -------------   --------------   --------------
  Net (decrease) increase in net
   assets resulting from
   operations......................   (188,300,486)    (187,757,894)     (63,468,766)
                                     -------------   --------------   --------------
From capital transactions:
 Net premiums......................    105,524,901      120,702,047      134,719,373
 Redemptions.......................    (50,874,532)     (49,494,401)     (55,233,072)
                                     -------------   --------------   --------------
 Total net premiums
  (redemptions)....................     54,650,369       71,207,646       79,486,301
 Net portfolio transfers...........    (47,937,061)     (43,536,243)     (53,936,979)
 Net other transfers...............    (65,387,798)     (69,956,494)     (87,622,165)
                                     -------------   --------------   --------------
  Net (decrease) increase in net
   assets resulting from capital
   transactions....................    (58,674,490)     (42,285,091)     (62,072,843)
                                     -------------   --------------   --------------
NET CHANGE IN NET ASSETS...........   (246,974,976)    (230,042,985)    (125,541,609)
NET ASSETS -- BEGINNING OF
 PERIOD............................    869,830,007    1,099,872,992    1,225,414,601
                                     -------------   --------------   --------------
NET ASSETS -- END OF PERIOD........  $ 622,855,031   $  869,830,007   $1,099,872,992
                                     =============   ==============   ==============

                                                                             ZENITH FUND
                                     --------------------------------------------------------------------------------------------
                                      STATE STREET RESEARCH BOND INCOME PORTFOLIO    STATE STREET RESEARCH MONEY MARKET PORTFOLIO
                                     ---------------------------------------------   --------------------------------------------
                                                      AS RESTATED     AS RESTATED                    AS RESTATED     AS RESTATED
                                        FOR THE         FOR THE         FOR THE        FOR THE         FOR THE         FOR THE
                                      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED     YEAR ENDED      YEAR ENDED
                                     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                         2002           2001(A)         2000(A)          2002          2001(A)         2000(A)
                                     -------------   -------------   -------------   ------------   -------------   -------------
(DECREASE) INCREASE IN NET ASSETS
From operations:
 Net investment (loss) income......  $  5,141,549    $  7,184,747    $   (511,944)   $    885,634   $   2,942,507   $   4,011,731
 Net realized gains (losses) from
  security transactions............     1,095,749          (7,181)        (36,738)             --              --              --
 Change in net unrealized
  (depreciation) appreciation of
  investments......................     3,365,793         291,924       6,087,779              --              --              --
                                     ------------    ------------    ------------    ------------   -------------   -------------
  Net (decrease) increase in net
   assets resulting from
   operations......................     9,603,091       7,469,490       5,539,097         885,634       2,942,507       4,011,731
                                     ------------    ------------    ------------    ------------   -------------   -------------
From capital transactions:
 Net premiums......................    20,903,173      16,079,114      12,375,855      89,038,110     183,577,288     236,841,520
 Redemptions.......................    (5,188,578)     (3,983,921)     (3,301,128)    (12,316,384)     (7,992,640)     (6,646,266)
                                     ------------    ------------    ------------    ------------   -------------   -------------
 Total net premiums
  (redemptions)....................    15,714,595      12,095,193       9,074,727      76,721,726     175,584,648     230,195,254
 Net portfolio transfers...........    11,316,930      21,636,526      (1,050,289)    (41,624,400)   (144,125,333)   (209,452,023)
 Net other transfers...............   (13,447,775)     (8,811,574)     (6,327,311)    (21,898,761)    (19,899,736)    (87,904,587)
                                     ------------    ------------    ------------    ------------   -------------   -------------
  Net (decrease) increase in net
   assets resulting from capital
   transactions....................    13,583,750      24,920,145       1,697,127      13,198,565      11,559,579     (67,161,356)
                                     ------------    ------------    ------------    ------------   -------------   -------------
NET CHANGE IN NET ASSETS...........    23,186,841      32,389,635       7,236,224      14,084,199      14,502,086     (63,149,625)
NET ASSETS -- BEGINNING OF
 PERIOD............................   114,095,979      81,706,344      74,470,120      98,617,019      84,114,933     147,264,558
                                     ------------    ------------    ------------    ------------   -------------   -------------
NET ASSETS -- END OF PERIOD........  $137,282,820    $114,095,979    $ 81,706,344    $112,701,218   $  98,617,019   $  84,114,933
                                     ============    ============    ============    ============   =============   =============

(a) As restated, see Note 6 to Financial Statements.

                       See Notes to Financial Statements

                                        ZENITH FUND
-------------------------------------------------------------------------------------------
            MFS TOTAL RETURN PORTFOLIO             HARRIS OAKMARK FOCUSED VALUE PORTFOLIO
    ------------------------------------------   ------------------------------------------
                   AS RESTATED    AS RESTATED                   AS RESTATED    AS RESTATED
      FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
        2002         2001(A)        2000(A)          2002         2001(A)        2000(A)
    ------------   ------------   ------------   ------------   ------------   ------------
    $ 7,571,101    $13,299,631    $ 1,132,800    $   (466,607)  $   (103,520)  $  (259,625)
        687,033        (18,326)       (42,829)      3,813,413         26,315       (23,066)
    (12,621,080)   (16,406,840)    (3,979,194)    (15,327,523)    16,647,698     7,704,271
    ------------   ------------   -----------    ------------   ------------   -----------
     (4,362,946)    (3,125,535)    (2,889,223)    (11,980,717)    16,570,493     7,421,580
    ------------   ------------   -----------    ------------   ------------   -----------
     11,019,716     10,244,678     10,169,186      21,761,800     12,235,298     6,884,739
     (3,005,418)    (2,836,810)    (3,369,050)     (5,167,843)    (2,702,206)   (1,424,090)
    ------------   ------------   -----------    ------------   ------------   -----------
      8,014,298      7,407,868      6,800,136      16,593,957      9,533,092     5,460,649
      2,047,593      3,235,428     (1,102,701)     23,836,746     34,392,616        19,759
     (6,659,290)    (5,371,662)    (5,538,911)    (12,156,751)    (6,740,000)   (2,474,562)
    ------------   ------------   -----------    ------------   ------------   -----------
      3,402,601      5,271,634        158,524      28,273,952     37,185,708     3,005,846
    ------------   ------------   -----------    ------------   ------------   -----------
       (960,345)     2,146,099     (2,730,699)     16,293,235     53,756,201    10,427,426
     69,166,695     67,020,596     69,751,295     101,041,830     47,285,629    36,858,203
    ------------   ------------   -----------    ------------   ------------   -----------
    $68,206,350    $69,166,695    $67,020,596    $117,335,065   $101,041,830   $47,285,629
    ============   ============   ===========    ============   ============   ===========

                                           ZENITH FUND
---  ---------------------------------------------------------------------------------------
           FI STRUCTURED EQUITY PORTFOLIO             LOOMIS SAYLES SMALL CAP PORTFOLIO
     ------------------------------------------   ------------------------------------------
                    AS RESTATED    AS RESTATED                   AS RESTATED    AS RESTATED
       FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
         2002         2001(A)        2000(A)          2002         2001(A)        2000(A)
     ------------   ------------   ------------   ------------   ------------   ------------
     $   195,420    $   223,731    $ 1,840,472    $   (656,731)  $  9,744,423   $    279,695
       1,899,725       (100,512)       (18,902)      4,513,962         (5,616)       145,497
     (18,712,878)   (14,499,780)    (7,555,204)    (34,940,969)   (23,777,058)     2,636,194
     ------------   ------------   -----------    ------------   ------------   ------------
     (16,617,733)   (14,376,561)    (5,733,634)    (31,083,738)   (14,038,251)     3,061,386
     ------------   ------------   -----------    ------------   ------------   ------------
      14,513,861     17,243,170     17,754,814      25,258,947     27,576,083     22,841,356
      (3,593,368)    (2,453,316)    (2,995,417)     (6,230,888)    (5,230,883)    (6,014,353)
     ------------   ------------   -----------    ------------   ------------   ------------
      10,920,493     14,789,854     14,759,397      19,028,059     22,345,200     16,827,003
      (6,987,198)    (3,228,191)        71,181      (6,918,288)      (897,800)    37,692,753
      (7,859,332)    (8,206,973)    (7,382,003)    (14,581,770)   (13,552,749)    (9,159,901)
     ------------   ------------   -----------    ------------   ------------   ------------
      (3,926,037)     3,354,690      7,448,575      (2,471,999)     7,894,651     45,359,855
     ------------   ------------   -----------    ------------   ------------   ------------
     (20,543,770)   (11,021,871)     1,714,941     (33,555,737)    (6,143,600)    48,421,241
      84,825,136     95,847,007     94,132,066     141,425,398    147,568,998     99,147,757
     ------------   ------------   -----------    ------------   ------------   ------------
     $64,281,366    $84,825,136    $95,847,007    $107,869,661   $141,425,398   $147,568,998
     ============   ============   ===========    ============   ============   ============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF CHANGES IN NET ASSETS

                                                                           ZENITH FUND
                                     ---------------------------------------------------------------------------------------
                                          LOOMIS SAYLES BALANCED PORTFOLIO              DAVIS VENTURE VALUE PORTFOLIO
                                     ------------------------------------------   ------------------------------------------
                                                    AS RESTATED    AS RESTATED                   AS RESTATED    AS RESTATED
                                       FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                         2002         2001(A)        2000(A)          2002         2001(A)        2000(A)
                                     ------------   ------------   ------------   ------------   ------------   ------------
(DECREASE) INCREASE IN NET ASSETS
From operations:
 Net investment (loss) income......  $   276,488    $   591,253    $  (111,693)   $    664,748   $ 24,228,935   $ (1,440,887)
 Net realized gains (losses) from
  security transactions............   (1,537,528)       (21,371)        79,174       8,638,974        (20,358)      (178,858)
 Change in net unrealized
  (depreciation) appreciation of
  investments......................   (1,288,815)    (1,463,815)      (439,098)    (56,221,915)   (55,778,227)    17,900,696
                                     -----------    -----------    -----------    ------------   ------------   ------------
  Net (decrease) increase in net
   assets resulting from
   operations......................   (2,549,855)      (893,933)      (471,617)    (46,918,193)   (31,569,650)    16,280,951
                                     -----------    -----------    -----------    ------------   ------------   ------------
From capital transactions:
 Net premiums......................    3,924,576      3,491,442      3,706,077      55,135,416     54,072,478     43,590,651
 Redemptions.......................     (907,354)      (754,833)      (541,601)    (11,989,460)    (8,701,548)    (5,733,092)
                                     -----------    -----------    -----------    ------------   ------------   ------------
 Total net premiums
  (redemptions)....................    3,017,222      2,736,609      3,164,476      43,145,956     45,370,930     37,857,559
 Net portfolio transfers...........     (294,928)       919,446       (718,221)     (6,324,654)    29,927,924     52,137,520
 Net other transfers...............   (2,446,226)    (1,818,811)    (1,960,922)    (29,734,062)   (26,694,975)   (18,286,851)
                                     -----------    -----------    -----------    ------------   ------------   ------------
  Net (decrease) increase in net
   assets resulting from capital
   transactions....................      276,068      1,837,244        485,333       7,087,240     48,603,879     71,708,228
                                     -----------    -----------    -----------    ------------   ------------   ------------
NET CHANGE IN NET ASSETS...........   (2,273,787)       943,311         13,716     (39,830,953)    17,034,229     87,989,179
NET ASSETS -- BEGINNING OF
 PERIOD............................   17,810,454     16,867,143     16,853,427     269,021,738    251,987,509    163,998,330
                                     -----------    -----------    -----------    ------------   ------------   ------------
NET ASSETS -- END OF PERIOD........  $15,536,667    $17,810,454    $16,867,143    $229,190,785   $269,021,738   $251,987,509
                                     ===========    ===========    ===========    ============   ============   ============

                                                    ZENITH FUND
                                     ------------------------------------------
                                           ALGER EQUITY GROWTH PORTFOLIO
                                     ------------------------------------------
                                                    AS RESTATED    AS RESTATED
                                       FOR THE        FOR THE        FOR THE
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                         2002         2001(A)        2000(A)
                                     ------------   ------------   ------------
(DECREASE) INCREASE IN NET ASSETS
From operations:
 Net investment (loss) income......  $ (1,346,954)  $ 15,883,967   $  1,325,439
 Net realized gains (losses) from
  security transactions............     3,186,557     (3,900,025)       416,391
 Change in net unrealized
  (depreciation) appreciation of
  investments......................   (92,753,612)   (51,416,836)   (52,833,134)
                                     ------------   ------------   ------------
  Net (decrease) increase in net
   assets resulting from
   operations......................   (90,914,009)   (39,432,894)   (51,091,304)
                                     ------------   ------------   ------------
From capital transactions:
 Net premiums......................    55,603,488     64,300,826     62,510,597
 Redemptions.......................   (10,450,731)    (9,853,730)    (8,077,469)
                                     ------------   ------------   ------------
 Total net premiums
  (redemptions)....................    45,152,757     54,447,096     54,433,128
 Net portfolio transfers...........   (23,278,546)     2,175,648     85,404,643
 Net other transfers...............   (26,675,457)   (47,284,621)   (12,234,592)
                                     ------------   ------------   ------------
  Net (decrease) increase in net
   assets resulting from capital
   transactions....................    (4,801,246)     9,338,123    127,603,179
                                     ------------   ------------   ------------
NET CHANGE IN NET ASSETS...........   (95,715,255)   (30,094,771)    76,511,875
NET ASSETS -- BEGINNING OF
 PERIOD............................   270,826,609    300,921,380    224,409,505
                                     ------------   ------------   ------------
NET ASSETS -- END OF PERIOD........  $175,111,354   $270,826,609   $300,921,380
                                     ============   ============   ============

(a) As restated, see Note 6 to Financial Statements.

                       See Notes to Financial Statements

                                        ZENITH FUND
-------------------------------------------------------------------------------------------
                                                      SALOMON BROTHERS STRATEGIC BOND
    SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO            OPPORTUNITIES PORTFOLIO
    ------------------------------------------   ------------------------------------------
                   AS RESTATED    AS RESTATED                   AS RESTATED    AS RESTATED
      FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
        2002         2001(A)        2000(A)          2002         2001(A)        2000(A)
    ------------   ------------   ------------   ------------   ------------   ------------
     $   40,330      $ 42,961       $ (7,636)     $   73,896     $   83,037     $  (10,241)
          7,689            86            148         (26,212)           340          5,936
         24,678         4,160         76,520          52,240        (18,408)        66,382
     ----------      --------       --------      ----------     ----------     ----------
         72,697        47,207         69,032          99,924         64,969         62,077
     ----------      --------       --------      ----------     ----------     ----------
             --            --             --              --             --             --
             --       (10,706)         1,550          (1,175)       (36,313)        (2,827)
     ----------      --------       --------      ----------     ----------     ----------
             --       (10,706)         1,550          (1,175)       (36,313)        (2,827)
             --        28,413        (56,167)        (71,648)       102,007        (76,915)
        349,796       (13,093)       (12,498)         (9,413)       (14,087)       (11,393)
     ----------      --------       --------      ----------     ----------     ----------
        349,796         4,614        (67,115)        (82,236)        51,607        (91,135)
     ----------      --------       --------      ----------     ----------     ----------
        422,493        51,821          1,917          17,688        116,576        (29,058)
        852,295       800,474        798,557       1,206,341      1,089,765      1,118,823
     ----------      --------       --------      ----------     ----------     ----------
     $1,274,788      $852,295       $800,474      $1,224,029     $1,206,341     $1,089,765
     ==========      ========       ========      ==========     ==========     ==========

                                           ZENITH FUND
---  ---------------------------------------------------------------------------------------

           MFS INVESTORS TRUST PORTFOLIO               MFS RESEARCH MANAGERS PORTFOLIO
     ------------------------------------------   ------------------------------------------
                    AS RESTATED    AS RESTATED                   AS RESTATED    AS RESTATED
       FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
         2002         2001(A)        2000(A)          2002         2001(A)        2000(A)
     ------------   ------------   ------------   ------------   ------------   ------------
     $    (4,802)    $   (7,499)    $  (12,646)   $   (45,423)   $    47,580    $   (38,697)
        (398,792)       (11,947)        (1,002)    (2,345,654)      (277,116)        60,137
        (679,536)      (702,670)       (20,733)      (643,921)    (3,572,735)    (1,262,543)
     -----------     ----------     ----------    -----------    -----------    -----------
      (1,083,130)      (722,116)       (34,381)    (3,034,998)    (3,802,271)    (1,241,103)
     -----------     ----------     ----------    -----------    -----------    -----------
       1,261,160      1,104,466        511,027      2,848,128      3,666,773      1,389,537
         (82,430)       (45,776)       (37,853)      (474,981)      (467,089)      (130,905)
     -----------     ----------     ----------    -----------    -----------    -----------
       1,178,730      1,058,690        473,174      2,373,147      3,199,684      1,258,632
          60,503      1,339,007      2,126,907     (2,014,769)     1,144,285     11,980,716
        (552,026)      (352,993)         6,998     (1,488,777)      (666,033)       (17,899)
     -----------     ----------     ----------    -----------    -----------    -----------
         687,207      2,044,704      2,607,079     (1,130,399)     3,677,936     13,221,449
     -----------     ----------     ----------    -----------    -----------    -----------
        (395,923)     1,322,588      2,572,698     (4,165,397)      (124,335)    11,980,346
       4,686,904      3,364,316        791,618     12,797,852     12,922,187        941,841
     -----------     ----------     ----------    -----------    -----------    -----------
     $ 4,290,981     $4,686,904     $3,364,316    $ 8,632,455    $12,797,852    $12,922,187
     ===========     ==========     ==========    ===========    ===========    ===========

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF CHANGES IN NET ASSETS

                                      ZENITH FUND                   METROPOLITAN FUND
                                     --------------   ----------------------------------------------
                                       FI MID CAP
                                     OPPORTUNITIES               JANUS MID CAP PORTFOLIO
                                       PORTFOLIO      ----------------------------------------------
                                     --------------                    AS RESTATED     AS RESTATED
                                     FOR THE PERIOD    FOR THE YEAR    FOR THE YEAR   FOR THE PERIOD
                                     MAY 1, 2002 TO       ENDED           ENDED       MAY 1, 2000 TO
                                      DECEMBER 31,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                          2002             2002          2001(A)         2000(A)
                                     --------------   --------------   ------------   --------------
(DECREASE) INCREASE IN NET ASSETS
From operations:
 Net investment (loss) income......     $   (62)       $   (135,700)   $  (161,569)    $  1,294,505
 Net realized gains (losses) from
  security transactions............         186         (12,257,869)      (417,064)         764,362
 Change in net unrealized
  (depreciation) appreciation of
  investments......................       1,330           3,466,757    (11,300,813)     (11,653,506)
                                        -------        ------------    ------------    ------------
  Net (decrease) increase in net
   assets resulting from
   operations......................       1,454          (8,926,812)   (11,879,446)      (9,594,639)
                                        -------        ------------    ------------    ------------
From capital transactions:
 Net premiums......................      11,358           9,276,903     10,576,777        2,953,055
 Redemptions.......................          --          (1,042,710)      (677,625)        (129,838)
                                        -------        ------------    ------------    ------------
 Total net premiums
  (redemptions)....................      11,358           8,234,193      9,899,152        2,823,217
 Net portfolio transfers...........      25,547          (3,222,513)     9,477,069       31,992,287
 Net other transfers...............      (9,465)         (3,318,501)    (3,392,964)        (261,059)
                                        -------        ------------    ------------    ------------
  Net (decrease) increase in net
   assets resulting from capital
   transactions....................      27,440           1,693,179     15,983,257       34,554,445
                                        -------        ------------    ------------    ------------
NET CHANGE IN NET ASSETS...........      28,894          (7,233,633)     4,103,811       24,959,806
NET ASSETS -- BEGINNING OF
 PERIOD............................          --          29,063,617     24,959,806               --
                                        -------        ------------    ------------    ------------
NET ASSETS -- END OF PERIOD........     $28,894        $ 21,829,984    $29,063,617     $ 24,959,806
                                        =======        ============    ============    ============

                                                  METROPOLITAN FUND
                                     --------------------------------------------

                                          PUTNAM LARGE CAP GROWTH PORTFOLIO
                                     --------------------------------------------
                                                    AS RESTATED     AS RESTATED
                                     FOR THE YEAR   FOR THE YEAR   FOR THE PERIOD
                                        ENDED          ENDED       MAY 1, 2000 TO
                                     DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                         2002         2001(A)         2000(A)
                                     ------------   ------------   --------------
(DECREASE) INCREASE IN NET ASSETS
From operations:
 Net investment (loss) income......  $   (33,891)   $   (36,744)    $   (10,822)
 Net realized gains (losses) from
  security transactions............   (2,630,379)      (249,945)          4,567
 Change in net unrealized
  (depreciation) appreciation of
  investments......................      539,725     (2,008,286)     (1,227,677)
                                     -----------    -----------     -----------
  Net (decrease) increase in net
   assets resulting from
   operations......................   (2,124,545)    (2,294,975)     (1,233,932)
                                     -----------    -----------     -----------
From capital transactions:
 Net premiums......................    2,550,638      2,041,506         672,516
 Redemptions.......................     (178,950)      (125,346)         (9,823)
                                     -----------    -----------     -----------
 Total net premiums
  (redemptions)....................    2,371,688      1,916,160         662,693
 Net portfolio transfers...........     (563,705)     2,813,031       5,876,190
 Net other transfers...............     (922,093)      (418,889)       (222,138)
                                     -----------    -----------     -----------
  Net (decrease) increase in net
   assets resulting from capital
   transactions....................      885,890      4,310,302       6,316,745
                                     -----------    -----------     -----------
NET CHANGE IN NET ASSETS...........   (1,238,655)     2,015,327       5,082,813
NET ASSETS -- BEGINNING OF
 PERIOD............................    7,098,140      5,082,813              --
                                     -----------    -----------     -----------
NET ASSETS -- END OF PERIOD........  $ 5,859,485    $ 7,098,140     $ 5,082,813
                                     ===========    ===========     ===========

(a) As restated, see Note 6 to Financial Statements.

                       See Notes to Financial Statements

                                                      METROPOLITAN FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    STATE STREET RESEARCH
            RUSSELL 2000 INDEX PORTFOLIO              PUTNAM INTERNATIONAL STOCK PORTFOLIO            AURORA PORTFOLIO
    --------------------------------------------   ------------------------------------------   -----------------------------
                   AS RESTATED     AS RESTATED                    AS RESTATED    AS RESTATED                    AS RESTATED
      FOR THE        FOR THE      FOR THE PERIOD     FOR THE        FOR THE        FOR THE        FOR THE      FOR THE PERIOD
     YEAR ENDED     YEAR ENDED    MAY 1, 2000 TO    YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED    MAY 1, 2001 TO
    DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
        2002         2001(A)         2000(A)           2002         2001(A)        2000(A)          2002          2001(A)
    ------------   ------------   --------------   ------------   ------------   ------------   ------------   --------------
    $     6,866     $  (12,915)     $  300,710     $    54,623    $   627,602    $   229,374    $    12,029     $   (33,101)
       (563,915)       (22,652)         22,026        (449,822)      (115,753)        (3,434)      (643,247)         (9,118)
     (1,042,793)       337,385        (642,986)     (4,539,403)    (5,013,560)    (3,060,509)    (7,624,022)        617,685
    -----------     ----------      ----------     -----------    -----------    -----------    -----------     -----------
     (1,599,842)       301,818        (320,250)     (4,934,602)    (4,501,711)    (2,834,569)    (8,255,240)        575,466
    -----------     ----------      ----------     -----------    -----------    -----------    -----------     -----------
      1,919,451      1,367,109         219,502       6,406,193      5,579,942      4,407,045      8,662,181       1,478,099
       (264,112)      (136,116)         (2,726)       (893,212)      (696,941)      (451,800)    (1,385,821)       (167,176)
    -----------     ----------      ----------     -----------    -----------    -----------    -----------     -----------
      1,655,339      1,230,993         216,776       5,512,981      4,883,001      3,955,245      7,276,360       1,310,923
      2,006,579      2,704,989       1,935,622       3,553,221      5,403,726      4,157,319     18,104,292      15,717,971
       (821,225)      (466,334)        336,988      (1,595,963)    (1,735,387)    (4,564,340)    (3,298,409)       (629,917)
    -----------     ----------      ----------     -----------    -----------    -----------    -----------     -----------
      2,840,693      3,469,648       2,489,386       7,470,239      8,551,340      3,548,224     22,082,243      16,398,977
    -----------     ----------      ----------     -----------    -----------    -----------    -----------     -----------
      1,240,851      3,771,466       2,169,136       2,535,637      4,049,629        713,655     13,827,003      16,974,443
      5,940,602      2,169,136              --      22,924,128     18,874,499     18,160,844     16,974,443              --
    -----------     ----------      ----------     -----------    -----------    -----------    -----------     -----------
    $ 7,181,453     $5,940,602      $2,169,136     $25,459,765    $22,924,128    $18,874,499    $30,801,446     $16,974,443
    ===========     ==========      ==========     ===========    ===========    ===========    ===========     ===========

                 METROPOLITAN FUND
---  ------------------------------------------

           METLIFE STOCK INDEX PORTFOLIO
     ------------------------------------------
                    AS RESTATED    AS RESTATED
       FOR THE        FOR THE        FOR THE
      YEAR ENDED     YEAR ENDED     YEAR ENDED
     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
         2002         2001(A)        2000(A)
     ------------   ------------   ------------
     $  1,916,746   $  6,039,934   $ (1,201,336)
       (5,805,619)    26,752,426       (203,449)
      (42,875,959)   (59,509,369)   (18,851,825)
     ------------   ------------   ------------
      (46,764,832)   (26,717,009)   (20,256,610)
     ------------   ------------   ------------
       37,063,908     39,801,654     39,147,722
       (8,271,246)    (6,513,787)    (6,515,817)
     ------------   ------------   ------------
       28,792,662     33,287,867     32,631,905
       (6,187,606)    15,241,914     21,601,786
      (18,597,608)   (18,044,521)   (19,367,314)
     ------------   ------------   ------------
        4,007,448     30,485,260     34,866,377
     ------------   ------------   ------------
      (42,757,384)     3,768,251     14,609,767
      201,126,796    197,358,545    182,748,778
     ------------   ------------   ------------
     $158,369,412   $201,126,796   $197,358,545
     ============   ============   ============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF CHANGES IN NET ASSETS

                              ------------------------------------------------------------------------------------------------
                                                                     METROPOLITAN FUND
                                LEHMAN BROTHERS AGGREGATE           MORGAN STANLEY EAFE                METLIFE MID CAP
                                   BOND INDEX PORTFOLIO               INDEX PORTFOLIO               STOCK INDEX PORTFOLIO
                              ------------------------------   ------------------------------   ------------------------------
                                               AS RESTATED                      AS RESTATED                      AS RESTATED
                                FOR THE      FOR THE PERIOD      FOR THE      FOR THE PERIOD      FOR THE      FOR THE PERIOD
                               YEAR ENDED      MAY 1, 2001      YEAR ENDED      MAY 1, 2001      YEAR ENDED      MAY 1, 2001
                              DECEMBER 31,   TO DECEMBER 31,   DECEMBER 31,   TO DECEMBER 31,   DECEMBER 31,   TO DECEMBER 31,
                                  2002           2001(A)           2002           2001(A)           2002           2001(A)
                              ------------   ---------------   ------------   ---------------   ------------   ---------------
(DECREASE) INCREASE IN NET
 ASSETS
From operations:
 Net investment (loss)
  income....................  $   226,726      $   (6,116)      $   (1,300)      $   (591)       $   (5,354)     $   (1,777)
 Net realized gains (losses)
  from security
  transactions..............       85,942             822          (48,380)            16           (54,202)             26
 Change in net unrealized
  (depreciation)
  appreciation of
  investments...............    1,000,240          44,782         (155,310)        (4,182)         (478,537)         44,502
                              -----------      ----------       ----------       --------        ----------      ----------
  Net (decrease) increase in
   net assets resulting from
   operations...............    1,312,908          39,488         (204,990)        (4,757)         (538,093)         42,751
                              -----------      ----------       ----------       --------        ----------      ----------
From capital transactions:
 Net premiums...............    2,872,377         384,578          534,654         68,580           843,981         158,146
 Redemptions................     (728,353)        (51,865)         (14,775)       (10,573)          (41,416)         (8,975)
                              -----------      ----------       ----------       --------        ----------      ----------
 Total net premiums
  (redemptions).............    2,144,024         332,713          519,879         58,007           802,565         149,171
 Net portfolio transfers....   14,531,633       4,188,650          996,756        333,025         2,330,476         944,550
 Net other transfers........   (1,140,897)        (73,661)         (85,402)       127,991          (319,196)        (21,020)
                              -----------      ----------       ----------       --------        ----------      ----------
  Net (decrease) increase in
   net assets resulting from
   capital transactions.....   15,534,760       4,447,702        1,431,233        519,023         2,813,845       1,072,701
                              -----------      ----------       ----------       --------        ----------      ----------
NET CHANGE IN NET ASSETS....   16,847,668       4,487,190        1,226,243        514,266         2,275,752       1,115,452
NET ASSETS--BEGINNING OF
 PERIOD.....................    4,487,190              --          514,266             --         1,115,452              --
                              -----------      ----------       ----------       --------        ----------      ----------
NET ASSETS--END OF PERIOD...  $21,334,858      $4,487,190       $1,740,509       $514,266        $3,391,204      $1,115,452
                              ===========      ==========       ==========       ========        ==========      ==========

                              ------------------------------
                                    METROPOLITAN FUND
                                          JANUS
                                     GROWTH PORTFOLIO
                              ------------------------------
                                               AS RESTATED
                                FOR THE      FOR THE PERIOD
                               YEAR ENDED      MAY 1, 2001
                              DECEMBER 31,   TO DECEMBER 31,
                                  2002           2001(A)
                              ------------   ---------------
(DECREASE) INCREASE IN NET
 ASSETS
From operations:
 Net investment (loss)
  income....................   $   (6,201)      $  (1,591)
 Net realized gains (losses)
  from security
  transactions..............      (97,313)           (798)
 Change in net unrealized
  (depreciation)
  appreciation of
  investments...............     (305,291)        (39,685)
                               ----------       ---------
  Net (decrease) increase in
   net assets resulting from
   operations...............     (408,805)        (42,074)
                               ----------       ---------
From capital transactions:
 Net premiums...............      416,795          64,937
 Redemptions................      (36,161)        (26,573)
                               ----------       ---------
 Total net premiums
  (redemptions).............      380,634          38,364
 Net portfolio transfers....      545,333         940,157
 Net other transfers........      (50,462)        (48,875)
                               ----------       ---------
  Net (decrease) increase in
   net assets resulting from
   capital transactions.....      875,505         929,646
                               ----------       ---------
NET CHANGE IN NET ASSETS....      466,700         887,572
NET ASSETS--BEGINNING OF
 PERIOD.....................      887,572              --
                               ----------       ---------
NET ASSETS--END OF PERIOD...   $1,354,272       $ 887,572
                               ==========       =========

(a) As restated, see Note 6 to Financial Statements.

                       See Notes to Financial Statements

                                         METROPOLITAN FUND                                                AMERICAN FUND
    -------------------------------------------------------------------------------------------   ------------------------------
                           STATE STREET      STATE STREET    NEUBERGER BERMAN       HARRIS
  FRANKLIN TEMPLETON         RESEARCH       RESEARCH LARGE       PARTNERS           OAKMARK
   SMALL CAP GROWTH      INVESTMENT TRUST     CAP VALUE       MID CAP VALUE     LARGE CAP VALUE           AMERICAN FUNDS
      PORTFOLIO             PORTFOLIO         PORTFOLIO         PORTFOLIO          PORTFOLIO             GROWTH PORTFOLIO
----------------------   ----------------   --------------   ----------------   ---------------   ------------------------------
    FOR THE PERIOD        FOR THE PERIOD    FOR THE PERIOD    FOR THE PERIOD    FOR THE PERIOD                     AS RESTATED
     JANUARY 14,           JANUARY 14,          MAY 1,         JANUARY 14,          MAY 1,          FOR THE      FOR THE PERIOD
       2002 TO               2002 TO           2002 TO           2002 TO            2002 TO        YEAR ENDED      MAY 1, 2001
     DECEMBER 31,          DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,     DECEMBER 31,   TO DECEMBER 31,
         2002                  2002              2002              2002              2002             2002           2001(A)
----------------------   ----------------   --------------   ----------------   ---------------   ------------   ---------------
        $   (3,846)          $   (236)         $  1,234         $   (8,198)       $    5,876      $  (168,810)     $   669,463
           (64,412)            (5,406)           (5,405)           (18,580)          (13,014)      (1,769,305)          (5,360)
          (199,380)           (37,833)          (10,014)          (228,386)          (52,488)      (7,716,831)        (243,374)
        ----------           --------          --------         ----------        ----------      -----------      -----------
          (267,638)           (43,475)          (14,185)          (255,164)          (59,626)      (9,654,946)         420,729
        ----------           --------          --------         ----------        ----------      -----------      -----------
           250,912             90,594            46,427            512,612           388,947       11,414,042        1,979,441
           (19,428)           (13,633)               (9)           (38,899)          (18,954)        (956,522)        (144,984)
        ----------           --------          --------         ----------        ----------      -----------      -----------
           231,484             76,961            46,418            473,713           369,993       10,457,520        1,834,457
         1,468,425            329,748           407,503          3,758,198         1,257,829       25,670,224       19,367,339
          (124,782)           (41,299)              590            (72,582)         (151,560)      (4,057,007)        (431,269)
        ----------           --------          --------         ----------        ----------      -----------      -----------
         1,575,127            365,410           454,511          4,159,329         1,476,262       32,070,737       20,770,527
        ----------           --------          --------         ----------        ----------      -----------      -----------
         1,307,489            321,935           440,326          3,904,165         1,416,636       22,415,791       21,191,256
                --                 --                --                 --                --       21,191,256               --
        ----------           --------          --------         ----------        ----------      -----------      -----------
        $1,307,489           $321,935          $440,326         $3,904,165        $1,416,636      $43,607,047      $21,191,256
        ==========           ========          ========         ==========        ==========      ===========      ===========

                              AMERICAN FUND
     ---------------------------------------------------------------

  F
             AMERICAN FUNDS                   AMERICAN FUNDS
        GROWTH-INCOME PORTFOLIO         GLOBAL SMALL CAP PORTFOLIO
---  ------------------------------   ------------------------------
                      AS RESTATED                      AS RESTATED
       FOR THE      FOR THE PERIOD      FOR THE      FOR THE PERIOD
      YEAR ENDED      MAY 1, 2001      YEAR ENDED      MAY 1, 2001
     DECEMBER 31,   TO DECEMBER 31,   DECEMBER 31,   TO DECEMBER 31,
         2002           2001(A)           2002           2001(A)
---  ------------   ---------------   ------------   ---------------
     $   180,987      $   219,880     $    11,170      $   15,084
        (667,401)          (4,325)       (190,487)         (4,543)
      (4,433,373)         158,373      (1,204,973)        130,865
     -----------      -----------     -----------      ----------
      (4,919,787)         373,928      (1,384,290)        141,406
     -----------      -----------     -----------      ----------
       8,310,809        1,528,344       1,483,048         199,909
        (756,414)        (143,885)       (149,413)        (18,564)
     -----------      -----------     -----------      ----------
       7,554,395        1,384,459       1,333,635         181,345
      15,559,701       13,853,685       4,687,315       2,120,530
      (2,985,289)        (590,170)       (295,368)       (130,639)
     -----------      -----------     -----------      ----------
      20,128,807       14,647,974       5,725,582       2,171,236
     -----------      -----------     -----------      ----------
      15,209,020       15,021,902       4,341,292       2,312,642
      15,021,902               --       2,312,642              --
     -----------      -----------     -----------      ----------
     $30,230,922      $15,021,902     $ 6,653,934      $2,312,642
     ===========      ===========     ===========      ==========

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 STATEMENT OF CHANGES IN NET ASSETS

                                                                   FIDELITY FUND
                              ---------------------------------------------------------------------------------------
                                             FIDELITY VIP                                 FIDELITY VIP
                                       EQUITY-INCOME PORTFOLIO                         OVERSEAS PORTFOLIO
                              ------------------------------------------   ------------------------------------------
                                             AS RESTATED    AS RESTATED                   AS RESTATED    AS RESTATED
                                FOR THE        FOR THE        FOR THE        FOR THE        FOR THE        FOR THE
                               YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                  2002         2001(A)        2000(A)          2002         2001(A)        2000(A)
                              ------------   ------------   ------------   ------------   ------------   ------------
(DECREASE) INCREASE IN NET
 ASSETS
From operations:
 Net investment (loss)
  income....................  $  5,403,035   $ 10,100,355   $ 12,340,033   $    173,336   $ 23,618,658   $ 15,049,428
 Net realized gains (losses)
  from security
  transactions..............     5,466,327         (2,881)      (452,602)    (2,238,040)   (23,051,827)        27,078
 Change in net unrealized
  (depreciation)
  appreciation of
  investments...............   (40,377,303)   (20,180,653)        89,353    (21,574,452)   (34,163,623)   (55,495,585)
                              ------------   ------------   ------------   ------------   ------------   ------------
  Net (decrease) increase in
   net assets resulting from
   operations...............   (29,507,941)   (10,083,179)    11,976,784    (23,639,156)   (33,596,792)   (40,419,079)
                              ------------   ------------   ------------   ------------   ------------   ------------
From capital transactions:
 Net premiums...............    22,531,776     23,566,426     24,790,229     20,344,954     22,864,761     45,688,246
 Redemptions................   (16,315,552)    (6,104,089)    (6,663,965)    (5,241,284)    (5,059,804)    (5,164,811)
                              ------------   ------------   ------------   ------------   ------------   ------------
 Total net premiums
  (redemptions).............     6,216,224     17,462,337     18,126,264     15,103,670     17,804,957     40,523,435
 Net portfolio transfers....    (3,318,658)     1,729,692    (10,695,232)    (6,490,242)    (2,729,062)    19,044,295
 Net other transfers........   (14,275,115)   (14,881,838)   (12,338,265)    (5,955,817)   (69,264,627)   (36,838,204)
                              ------------   ------------   ------------   ------------   ------------   ------------
  Net (decrease) increase in
   net assets resulting from
   capital transactions.....   (11,377,549)     4,310,191     (4,907,233)     2,657,611    (54,188,732)    96,405,934
                              ------------   ------------   ------------   ------------   ------------   ------------
NET CHANGE IN NET ASSETS....   (40,885,490)    (5,772,988)     7,069,551    (20,981,545)   (87,785,524)    55,986,855
NET ASSETS--BEGINNING OF
 PERIOD.....................   168,899,230    174,672,218    167,602,667    106,603,901    194,389,425    138,402,570
                              ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS--END OF PERIOD...  $128,013,740   $168,899,230   $174,672,218   $ 85,622,356   $106,603,901   $194,389,425
                              ============   ============   ============   ============   ============   ============

                                            FIDELITY FUND
                              ------------------------------------------
                                             FIDELITY VIP
                                        HIGH INCOME PORTFOLIO
                              ------------------------------------------
                                             AS RESTATED    AS RESTATED
                                FOR THE        FOR THE        FOR THE
                               YEAR ENDED     YEAR ENDED     YEAR ENDED
                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                  2002         2001(A)        2000(A)
                              ------------   ------------   ------------
(DECREASE) INCREASE IN NET
 ASSETS
From operations:
 Net investment (loss)
  income....................  $ 1,483,708    $ 1,663,913    $   903,229
 Net realized gains (losses)
  from security
  transactions..............   (5,162,418)      (408,150)       261,479
 Change in net unrealized
  (depreciation)
  appreciation of
  investments...............    4,578,778     (2,905,218)    (5,088,040)
                              -----------    -----------    -----------
  Net (decrease) increase in
   net assets resulting from
   operations...............      900,068     (1,649,455)    (3,923,332)
                              -----------    -----------    -----------
From capital transactions:
 Net premiums...............    3,813,957      3,376,955      3,195,995
 Redemptions................     (898,196)      (398,080)      (712,532)
                              -----------    -----------    -----------
 Total net premiums
  (redemptions).............    2,915,761      2,978,875      2,483,463
 Net portfolio transfers....    1,990,409      3,183,382        658,505
 Net other transfers........   (2,434,319)    (2,217,026)    (1,091,144)
                              -----------    -----------    -----------
  Net (decrease) increase in
   net assets resulting from
   capital transactions.....    2,471,851      3,945,231      2,050,824
                              -----------    -----------    -----------
NET CHANGE IN NET ASSETS....    3,371,919      2,295,776     (1,872,508)
NET ASSETS--BEGINNING OF
 PERIOD.....................   15,289,204     12,993,428     14,865,936
                              -----------    -----------    -----------
NET ASSETS--END OF PERIOD...  $18,661,123    $15,289,204    $12,993,428
                              ===========    ===========    ===========

(a) As restated, see Note 6 to Financial Statements.

                       See Notes to Financial Statements

                FIDELITY FUND                                             MET INVESTORS FUND
----------------------------------------------   ---------------------------------------------------------------------
                                                                                                           MET/AIM
                                                   MFS MID CAP          PIMCO             PIMCO            MID CAP
                   FIDELITY VIP                      GROWTH         TOTAL RETURN       INNOVATION        CORE EQUITY
             ASSET MANAGER PORTFOLIO                PORTFOLIO         PORTFOLIO         PORTFOLIO         PORTFOLIO
    ------------------------------------------   ---------------   ---------------   ---------------   ---------------
                   AS RESTATED    AS RESTATED    FOR THE PERIOD                      FOR THE PERIOD
    FOR THE          FOR THE        FOR THE        JANUARY 14,     FOR THE PERIOD      JANUARY 14,     FOR THE PERIOD
   YEAR ENDED       YEAR ENDED     YEAR ENDED        2002 TO       MAY 1, 2002 TO        2002 TO         MAY 1, 2002
  DECEMBER 31,     DECEMBER 31,   DECEMBER 31,    DECEMBER 31,      DECEMBER 31,      DECEMBER 31,     TO DECEMBER 31,
      2002           2001(A)        2000(A)           2002              2002              2002              2002
----------------   ------------   ------------   ---------------   ---------------   ---------------   ---------------
    $   531,971    $   745,211    $ 1,356,920      $    3,615       $    (55,100)       $  (1,032)        $   (449)
       (432,857)       (35,169)        16,825        (132,297)            29,320         (177,812)          (1,711)
     (1,776,281)    (1,423,225)    (2,075,320)       (445,589)           343,965          (20,265)         (13,932)
    -----------    -----------    -----------      ----------       ------------        ---------         --------
     (1,677,167)      (713,183)      (701,575)       (574,271)           318,185         (199,109)         (16,092)
    -----------    -----------    -----------      ----------       ------------        ---------         --------
      3,351,209      3,516,423      2,631,829         286,665          1,153,449          131,808           82,277
       (755,893)      (842,300)      (743,365)        (23,104)          (135,966)            (148)          (8,039)
    -----------    -----------    -----------      ----------       ------------        ---------         --------
      2,595,316      2,674,123      1,888,464         263,561          1,017,483          131,660           74,238
        364,022      1,595,619      2,389,044       2,082,432         10,385,033          414,579          635,542
     (2,303,855)    (1,447,196)    (1,867,050)       (177,662)          (174,901)         (51,389)           9,162
    -----------    -----------    -----------      ----------       ------------        ---------         --------
        655,483      2,822,546      2,410,458       2,168,331         11,227,615          494,850          718,942
    -----------    -----------    -----------      ----------       ------------        ---------         --------
     (1,021,684)     2,109,363      1,708,883       1,594,060         11,545,800          295,741          702,850
     16,951,498     14,842,135     13,133,252              --                 --               --               --
    -----------    -----------    -----------      ----------       ------------        ---------         --------
    $15,929,814    $16,951,498    $14,842,135      $1,594,060       $ 11,545,800        $ 295,741         $702,850
    ===========    ===========    ===========      ==========       ============        =========         ========

               MET INVESTORS FUND
---  ---------------------------------------
         MET/AIM       STATE STREET RESEARCH
        SMALL CAP          CONCENTRATED
         GROWTH            INTERNATIONAL
        PORTFOLIO            PORTFOLIO
     ---------------   ---------------------

     FOR THE PERIOD       FOR THE PERIOD
       MAY 1, 2002          MAY 1, 2002
     TO DECEMBER 31,      TO DECEMBER 31,
          2002                 2002
---  ---------------   ---------------------
       $   (2,314)            $   (14)
          (12,284)               (277)
          (81,133)               (756)
       ----------             -------
          (95,731)             (1,047)
       ----------             -------
          198,445               7,235
          (10,244)                 --
       ----------             -------
          188,201               7,235
        1,044,610              24,381
           (6,753)               (298)
       ----------             -------
        1,226,058              31,318
       ----------             -------
        1,130,327              30,271
               --                  --
       ----------             -------
       $1,130,327             $30,271
       ==========             =======

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS--DECEMBER 31, 2002

1. BUSINESS. New England Variable Life Separate Account (the "Separate Account"), a separate account of New England Life Insurance Company ("NELICO"), was established by NELICO's Board of Directors on January 31, 1983 to support NELICO's operations with respect to certain variable life contracts ("Contracts"). NELICO is an indirect wholly owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan Life"). The Separate Account was registered as a unit investment trust on June 8, 1983 under the Investment Company Act of 1940, as amended. It was established in accordance with the regulations of the Delaware Insurance Department and is now operating in accordance with the regulations of the Commonwealth of Massachusetts Division of Insurance. The Separate Account presently consists of forty-three sub-accounts that support various variable life insurance policies.

The Separate Account is divided into sub-accounts invested in shares of the corresponding portfolios, series or funds of the New England Zenith Fund (the "Zenith Fund"), the Metropolitan Series Fund, Inc. (the "Metropolitan Fund"), the American Funds Insurance Series (the "American Fund"), the Fidelity Variable Insurance Products Funds (the "Fidelity Fund") and the Met Investors Series Trust (the "Met Investors Fund"), collectively, (the "Funds"). For convenience, the portfolios, series and funds are referred to as "portfolios."

The assets of the Separate Account are registered in the name of NELICO. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from NELICO's other assets and liabilities. The portion of the Separate Accounts assets applicable to the variable life insurance policies is not chargeable with liabilities arising out of any other business NELICO may conduct.

ZENITH FUND:
  Zenith Equity Portfolio
  State Street Research Bond Income Portfolio
  State Street Research Money Market Portfolio
  MFS Total Return Portfolio
  Harris Oakmark Focused Value Portfolio
  FI Structured Equity Portfolio
  Loomis Sayles Small Cap Portfolio
  Loomis Sayles Balanced Portfolio
  Davis Venture Value Portfolio
  Alger Equity Growth Portfolio
  Salomon Brothers U.S. Government Portfolio
  Salomon Brothers Strategic Bond Opportunities Portfolio
  MFS Investors Trust Portfolio
  MFS Research Managers Portfolio
  FI Mid Cap Opportunities Portfolio(d)

METROPOLITAN FUND:
  Janus Mid Cap Portfolio(a)
  Putnam Large Cap Growth Portfolio(a)
  Russell 2000 Index Portfolio(a)
  Putnam International Stock Portfolio
  State Street Research Aurora Portfolio(b)
  MetLife Stock Index Portfolio
  Lehman Brothers Aggregate Bond Index Portfolio(b)
  Morgan Stanley EAFE Index Portfolio(b)
  MetLife Mid Cap Stock Index Portfolio(b)

METROPOLITAN FUND (CONTINUED):
  Janus Growth Portfolio(b)
  Franklin Templeton Small Cap Growth Portfolio(c)
  State Street Research Investment Trust Portfolio(c)
  State Street Research Large Cap Value Portfolio(d)
  Neuberger Berman Partners Mid Cap Value Portfolio(c)
  Harris Oakmark Large Cap Value Portfolio(d)

AMERICAN FUND:
  American Funds Growth Portfolio(b)
  American Funds Growth-Income Portfolio(b)
  American Funds Global Small Cap Portfolio(b)

FIDELITY FUND:
  Fidelity VIP Equity-Income Portfolio
  Fidelity VIP Overseas Portfolio
  Fidelity VIP High Income Portfolio
  Fidelity VIP Asset Manager Portfolio

MET INVESTORS FUND:
  MFS Mid Cap Growth Portfolio(c)
  PIMCO Total Return Portfolio(d)
  PIMCO Innovation Portfolio(c)
  Met/AIM Mid Cap Core Equity Portfolio(d)
  Met/AIM Small Cap Growth Portfolio(d)
  State Street Research Concentrated International Portfolio(d)

(a) On May 1, 2000, operations commenced for the three new sub-accounts added to the Separate Account on that date: Janus Mid Cap Portfolio, Putnam Large Cap Growth Portfolio and Russell 2000 Index Portfolio.

(b) On May 1, 2001, operations commenced for the eight new sub-accounts added to the Separate Account on that date: State Street Research Aurora Portfolio, Lehman Brothers Aggregate Bond Index Portfolio, Morgan

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    Stanley EAFE Index Portfolio, MetLife Mid Cap Stock Index Portfolio, Janus Growth Portfolio, American Funds Growth Portfolio, American Funds Growth-Income Portfolio and American Funds Global Small Cap Portfolio.

(c) On January 14, 2002, operations commenced for five new sub-accounts added to the Separate Account on that date: Franklin Templeton Small Cap Growth Portfolio, State Street Research Investment Trust Portfolio, Neuberger Berman Partners Mid Cap Value Portfolio, MFS Mid Cap Growth Portfolio and PIMCO Innovation Portfolio.

(d) On May 1, 2002, operations commenced for the seven new sub-accounts added to the Separate Account on that date: FI Mid Cap Opportunities Portfolio, State Street Research Large Cap Value Portfolio, Harris Oakmark Large Cap Value Portfolio, PIMCO Total Return Portfolio, Met/AIM Mid Cap Core Equity Portfolio, Met/AIM Small Cap Growth Portfolio, and State Street Research Concentrated International Portfolio.

2. SIGNIFICANT ACCOUNTING POLICIES. The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America for variable life separate accounts registered as unit investment trusts.

A. VALUATION OF INVESTMENTS. Investments are made in the portfolios of the Funds and are valued at the reported net asset values of these portfolios. The investments of the Funds are valued at fair value. Money market fund investments are valued utilizing the amortized cost method of valuation.

B. SECURITY TRANSACTIONS. Purchases and sales are recorded on the trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold. Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.

C. FEDERAL INCOME TAXES. The operations of the Separate Account are included in the Federal income tax return of NELICO, which is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, NELICO does not expect to incur Federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for Federal income taxes. NELICO will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any Federal income taxes that would be attributed to the contracts.

D. NET PREMIUMS. NELICO deducts a sales load and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain policies, NELICO also deducts a Federal income tax charge before amounts are allocated to the Separate Account. The Federal income tax charge is imposed in connection with certain policies to recover a portion of the Federal income tax adjustment attributable to policy acquisition expenses.

E. USE OF ESTIMATES. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from those estimates.

F. RECLASSIFICATION. Certain reclassifications have been made to the financial statements for prior periods to conform to the current year's presentation.

G. PORTFOLIO AND OTHER TRANSFERS. Transfers among the sub-accounts are presented under the caption net portfolio transfers. Cost of insurance charges, policy loan activity, benefit payments and miscellaneous gains and losses are presented under the caption net other transfers.

3. EXPENSES. NELICO charges the Separate Account for the mortality and expense risk NELICO assumes. The mortality risk assumed by NELICO is the risk that insureds may live for shorter periods of time than NELICO estimated when setting its cost of insurance charges. The expense risk assumed by NELICO is the risk that the deductions for sales and administrative charges may prove insufficient to cover actual cost. If these deductions are insufficient to cover the cost of the mortality and expense risk assumed by NELICO, NELICO absorbs the resulting losses and makes sufficient transfers to the Separate Account from its general assets. Conversely, if those deductions are more than sufficient after the establishment of any contingency reserves deemed prudent or required by law, the excess is retained by NELICO. Under some versions of the policies, the charge is assessed daily against the Separate Account assets, and under others it is deducted monthly from policy cash values. The rate of the charge varies by policy version.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

4. PURCHASES AND SALES OF INVESTMENTS. The cost of purchases and proceeds from sales of investments for the year ended December 31, 2002 were as follows:

                                                              PURCHASES     SALES
                                                              ---------    --------
                                                                 (IN THOUSANDS)
ZENITH FUND:
  Zenith Equity Portfolio...................................  $ 34,277     $ 94,190
  State Street Research Bond Income Portfolio...............    34,872       15,255
  State Street Research Money Market Portfolio..............    59,625       45,773
  MFS Total Return Portfolio................................    19,108        7,872
  Harris Oakmark Focused Value Portfolio....................    39,125       10,990
  FI Structured Equity Portfolio............................     8,443       12,194
  Loomis Sayles Small Cap Portfolio.........................    13,399       16,496
  Loomis Sayles Balanced Portfolio..........................     3,830        3,266
  Davis Venture Value Portfolio.............................    37,258       29,441
  Alger Equity Growth Portfolio.............................    27,253       33,886
  Salomon Brothers U.S. Government Series Portfolio.........       560          158
  Salomon Brothers Strategic Bond Opportunities Portfolio...       120          118
  MFS Investors Trust Portfolio.............................     1,775        1,089
  MFS Research Managers Portfolio...........................     1,680        2,814
  FI Mid Cap Opportunities Portfolio........................        43           15
METROPOLITAN FUND:
  Janus Mid Cap Portfolio...................................     6,644        5,139
  Putnam Large Cap Growth Portfolio.........................     2,982        2,136
  Russell 2000 Index Portfolio..............................     4,359        1,491
  Putnam International Stock Portfolio......................     8,871        1,110
  State Street Research Aurora Portfolio....................    25,411        3,040
  MetLife Stock Index Portfolio.............................    28,000       21,816
  Lehman Brothers Aggregate Bond Index Portfolio............    17,374        1,419
  Morgan Stanley EAFE Index Portfolio.......................     1,923          477
  MetLife Mid Cap Stock Index Portfolio.....................     3,602          763
  Janus Growth Portfolio....................................     1,081          200
  Franklin Templeton Small Cap Growth Portfolio.............     1,843          260
  State Street Research Investment Trust Portfolio..........       418           50
  State Street Research Large Cap Value Portfolio...........       477           17
  Neuberger Berman Partners Mid Cap Value Portfolio.........     4,430          243
  Harris Oakmark Large Cap Value Portfolio..................     1,565           70
AMERICAN FUND:
  American Funds Growth Portfolio...........................    34,782        2,502
  American Funds Growth-Income Portfolio....................    22,970        2,466
  American Funds Global Small Cap Portfolio.................     6,664          867
FIDELITY FUND:
  Fidelity VIP Equity-Income Portfolio......................    19,811       25,382
  Fidelity VIP Overseas Portfolio...........................    13,295        9,737
  Fidelity VIP High Income Portfolio........................     7,651        3,831
  Fidelity VIP Asset Manager Portfolio......................     3,992        2,708
MET INVESTORS FUND:
  MFS Mid Cap Growth Portfolio..............................     2,498          312
  PIMCO Total Return Portfolio..............................    11,987          708
  PIMCO Innovation Portfolio................................       756          260
  Met/AIM Mid Cap Core Equity Portfolio.....................       737           12
  Met/AIM Small Cap Growth Portfolio........................     1,288           54
  State Street Research Concentrated International
    Portfolio...............................................        34            2
                                                              --------     --------
    Total...................................................  $516,813     $360,629
                                                              ========     ========

                      (This page intentionally left blank)

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS. The following table is a summary of total returns, expenses as a percentage of average net assets, excluding expenses for the underlying funds, and the investment income ratio to average net assets, for each of the two years in the period ended December 31, 2002 or lesser time period if applicable. The table shows the ranges of total returns of the sub-accounts for all variable life insurance policies investing in the Separate Account. The total return reflects the appropriate mortality and expense risk charge against sub-account assets, where applicable, for each type of variable life insurance policy. These figures do not reflect charges deducted from the premiums and the cash values of the policies. Such charges will affect the actual cash values and benefits of the policies.

                                                                      ZENITH FUND
                                     -----------------------------------------------------------------------------
                                                           STATE STREET        STATE STREET
                                                             RESEARCH            RESEARCH
                                       ZENITH EQUITY        BOND INCOME        MONEY MARKET          MFS TOTAL
                                         PORTFOLIO           PORTFOLIO           PORTFOLIO       RETURN PORTFOLIO
                                     -----------------   -----------------   -----------------   -----------------
2002
Net Assets (In Thousands)..........  $         622,855   $         137,283   $         112,701   $          68,206
Investment Income Ratio to Average
 Net Assets(1).....................               0.36%               4.74%               1.34%              11.66%
Expenses as a Percent of Average
 Net Assets(2).....................      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%
Total Return(3)....................  -22.63% to -21.93%      7.48% to 8.45%       .51% to 1.42%    -6.23% to -5.38%
2001
Net Assets (In Thousands)(4).......  $         869,830   $         114,096   $          98,617   $          69,167
Investment Income Ratio to Average
 Net Assets(1).....................               1.51%               7.99%               3.76%              20.17%
Expenses as a Percent of Average
 Net Assets(2).....................      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%
Total Return(3)....................  -17.18% to -16.43%      7.83% to 8.81%      3.04% to 3.98%    -4.67% to -3.80%

                                                  ZENITH FUND
                                     -------------------------------------

                                      HARRIS OAKMARK
                                       FOCUSED VALUE       FI STRUCTURED
                                         PORTFOLIO       EQUITY PORTFOLIO
                                     -----------------   -----------------
2002
Net Assets (In Thousands)..........  $        117,335    $          64,281
Investment Income Ratio to Average
 Net Assets(1).....................              0.21%                0.91%
Expenses as a Percent of Average
 Net Assets(2).....................     0.00% to 0.90%       0.00% to 0.90%
Total Return(3)....................   -9.65% to -8.84%   -20.18% to -19.46%
2001
Net Assets (In Thousands)(4).......  $        101,042    $          84,825
Investment Income Ratio to Average
 Net Assets(1).....................              0.51%                0.90%
Expenses as a Percent of Average
 Net Assets(2).....................     0.00% to 0.90%       0.00% to 0.90%
Total Return(3)....................   26.63% to 27.78%   -14.70% to -13.93%

                                        ZENITH FUND                          METROPOLITAN FUND
                                     -----------------   ---------------------------------------------------------
                                                                                  PUTNAM
                                        FI MID CAP             JANUS               LARGE              RUSSELL
                                       OPPORTUNITIES          MID CAP           CAP GROWTH             2000
                                         PORTFOLIO           PORTFOLIO           PORTFOLIO        INDEX PORTFOLIO
                                     -----------------   -----------------   -----------------   -----------------
2002
Net Assets (In Thousands)..........  $              29   $          21,830   $           5,859   $           7,181
Investment Income Ratio to Average
 Net Assets(1).....................               0.00%               0.00%               0.00%               0.62%
Expenses as a Percent of Average
 Net Assets(2).....................      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%
Total Return(3)....................  -18.95% to -18.10%  -29.63% to -28.99%  -29.55% to -28.91%  -21.18% to -20.46%
2001
Net Assets (In Thousands)(4).......  $              --   $          29,064   $           7,098   $           5,941
Investment Income Ratio to Average
 Net Assets(1).....................                 --                0.00%               0.00%               0.25%
Expenses as a Percent of Average
 Net Assets(2).....................                 --       0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%
Total Return(3)....................                 --   -38.23% to -37.54%  -31.45% to -30.82%     -0.04% to 0.87%

                                               METROPOLITAN FUND
                                     --------------------------------------
                                                            STATE STREET
                                           PUTNAM             RESEARCH
                                       INTERNATIONAL           AURORA
                                     STOCK PORTFOLIO(A)       PORTFOLIO
                                     ------------------   -----------------
2002
Net Assets (In Thousands)..........  $          25,460    $          30,801
Investment Income Ratio to Average
 Net Assets(1).....................               0.85%                0.56%
Expenses as a Percent of Average
 Net Assets(2).....................      0.00% to 0.90%       0.00% to 0.90%
Total Return(3)....................  -18.23% to -17.49%   -22.02% to -21.32%
2001
Net Assets (In Thousands)(4).......  $          22,924    $          16,974
Investment Income Ratio to Average
 Net Assets(1).....................               3.67%                0.00%
Expenses as a Percent of Average
 Net Assets(2).....................      0.00% to 0.90%       0.00% to 0.90%
Total Return(3)....................  -21.31% to -20.59%       -.60% to 0.00%

(a) On December 1, 2000, the Putnam International Stock Portfolio (which commenced operations on May 1, 1991) was substituted for the Morgan Stanley International Magnum Equity Portfolio, which is no longer available for investment under the contracts. Values before December 1, 2000 reflect the performance of the Morgan Stanley International Equity Portfolio.

(b) On April 27, 2001, the MetLife Stock Index Portfolio (which commenced operations on May 1, 1990) was substituted for the Westpeak Stock Index Portfolio, which is no longer available for investment under the contracts. Values on or before April 27, 2001 reflect performance of the Westpeak Stock Index Portfolio.

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude mortality and expense charges. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-accounts invest.

(2) These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges for each period indicated.

(3) Each sub-account calculates a daily performance measure called a "unit value," which reflects changes in the underlying fund's net asset value per share, a daily charge against the sub-account for mortality and expense risks, and any dividend or capital gain distributions from the fund. The total return of a sub-account is calculated by taking the difference between the sub-account's ending unit value and the beginning unit value for the period and dividing it by the beginning unit value for the period.

(4) As restated, see Note 6 to Financial Statements.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                       ZENITH FUND
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        SALOMON BROTHERS
      LOOMIS SAYLES       LOOMIS SAYLES                               ALGER         SALOMON BROTHERS     STRATEGIC BOND
        SMALL CAP           BALANCED          DAVIS VENTURE       EQUITY GROWTH      U.S. GOVERNMENT      OPPORTUNITIES
        PORTFOLIO           PORTFOLIO        VALUE PORTFOLIO        PORTFOLIO           PORTFOLIO           PORTFOLIO
    -----------------   -----------------   -----------------   -----------------   -----------------   -----------------
    $         107,870   $          15,537   $         229,191   $         175,111   $          1,275    $          1,224
                 0.11%               2.33%               0.90%               0.00%              3.86%               7.06%
        0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%              0.00%               0.00%
    -22.26% to -21.56%  -14.32% to -13.54%  -17.12% to -16.37%  -33.77% to -33.17%              7.94%               9.61%
    $         141,425   $          17,810   $         269,022   $         270,827   $            852    $          1,206
                 7.37%               4.11%               9.95%               6.20%              6.11%               8.15%
        0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%              0.00%               0.00%
      -9.65% to -8.83%    -5.31% to -4.45%  -11.95% to -11.14%  -12.82% to -12.02%              6.73%               6.82%

                  ZENITH FUND
---  -------------------------------------

                           MFS RESEARCH
       MFS INVESTORS         MANAGERS
      TRUST PORTFOLIO        PORTFOLIO
     -----------------   -----------------
     $           4,291   $           8,632
                  0.45%               0.17%
         0.00% to 0.90%      0.00% to 0.90%
     -20.93% to -20.21%  -24.80% to -24.12%
     $           4,687   $          12,798
                  0.43%               1.00%
         0.00% to 0.90%      0.00% to 0.90%
     -16.69% to -15.93%  -21.67% to -20.95%

                                                    METROPOLITAN FUND
--------------------------------------------------------------------------------------------------------------------------

      METLIFE STOCK      LEHMAN BROTHERS         MORGAN            METLIFE MID                          FRANKLIN TEMPLETON
          INDEX          AGGREGATE BOND       STANLEY EAFE          CAP STOCK         JANUS GROWTH       SMALL CAP GROWTH
      PORTFOLIO(B)       INDEX PORTFOLIO     INDEX PORTFOLIO     INDEX PORTFOLIO        PORTFOLIO           PORTFOLIO
    -----------------   -----------------   -----------------   -----------------   -----------------   ------------------
    $         158,369   $         21,335    $           1,741   $           3,391   $           1,354   $           1,307
                 1.69%              2.19%                0.34%               0.34%               0.00%               0.00%
        0.00% to 0.90%     0.00% to 0.90%       0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%
    -23.02% to -22.33%    9.25% to 10.23%   -17.38% to -16.63%  -15.67% to -14.91%  -31.19% to -30.56%  -28.46% to -27.82%
    $         201,127   $          4,487    $             514   $           1,115   $             888   $              --
                 3.68%              0.00%                0.00%               0.00%               0.00%                 --
        0.00% to 0.90%     0.00% to 0.90%       0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%                 --
    -13.02% to -12.23%     4.18% to 4.81%   -16.69% to -16.19%    -1.45% to -0.85%  -22.27% to -21.80%                 --

               METROPOLITAN FUND
---  -------------------------------------
       STATE STREET        STATE STREET
         RESEARCH         RESEARCH LARGE
     INVESTMENT TRUST        CAP VALUE
         PORTFOLIO           PORTFOLIO
     -----------------   -----------------
     $            322    $             440
                 0.34%                0.91%
        0.00% to 0.90%       0.00% to 0.90%
     -26.80% to -26.13%  -20.44% to -19.96%
     $             --    $              --
                   --                   --
                   --                   --
                   --                   --

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                     METROPOLITAN FUND                         AMERICAN FUND
                                           -------------------------------------   -------------------------------------
                                               NEUBERGER            HARRIS             AMERICAN            AMERICAN
                                            BERMAN PARTNERS         OAKMARK              FUNDS               FUNDS
                                             MID CAP VALUE      LARGE CAP VALUE         GROWTH           GROWTH-INCOME
                                               PORTFOLIO           PORTFOLIO           PORTFOLIO           PORTFOLIO
                                           -----------------   -----------------   -----------------   -----------------
2002
Net Assets (In Thousands)................  $          3,904    $          1,417    $          43,607   $          30,231
Investment Income Ratio to Average Net
 Assets(1)...............................              0.08%               1.16%                0.04%               1.36%
Expenses as a Percent of Average Net
 Assets(2)...............................     0.00% to 0.90%      0.00% to 0.90%       0.00% to 0.90%      0.00% to 0.90%
Total Return(3)..........................  -10.44% to -9.63%   -17.58% to -17.08%  -25.13% to -24.45%  -19.08% to -18.34%
2001
Net Assets (In Thousands)(4).............  $             --    $             --    $          21,191   $          15,022
Investment Income Ratio to Average Net
 Assets(1)...............................                --                  --                 6.64%               3.29%
Expenses as a Percent of Average Net
 Assets(2)...............................                --                  --        0.00% to 0.90%      0.00% to 0.90%
Total Return(3)..........................                --                  --    -14.64% to -14.12%    -3.30% to -2.52%

                                             AMERICAN FUND                 FIDELITY FUND
                                           -----------------   -------------------------------------
                                               AMERICAN
                                                 FUNDS           FIDELITY VIP        FIDELITY VIP
                                           GLOBAL SMALL CAP      EQUITY-INCOME         OVERSEAS
                                               PORTFOLIO           PORTFOLIO           PORTFOLIO
                                           -----------------   -----------------   -----------------
2002
Net Assets (In Thousands)................  $          6,654    $         128,014   $          85,622
Investment Income Ratio to Average Net
 Assets(1)...............................              0.89%                4.28%               0.81%
Expenses as a Percent of Average Net
 Assets(2)...............................     0.00% to 0.90%       0.00% to 0.90%      0.00% to 0.90%
Total Return(3)..........................  -19.78% to -19.05%  -17.69% to -16.95%  -20.99% to -20.28%
2001
Net Assets (In Thousands)(4).............  $          2,313    $         168,899   $         106,604
Investment Income Ratio to Average Net
 Assets(1)...............................              1.65%                6.52%              16.20%
Expenses as a Percent of Average Net
 Assets(2)...............................     0.00% to 0.90%       0.00% to 0.90%      0.00% to 0.90%
Total Return(3)..........................   -8.63% to -8.07%     -5.81% to -4.96%  -21.88% to -21.17%

(a) On December 1, 2000, the Putnam International Stock Portfolio (which commenced operations on May 1, 1991) was substituted for the Morgan Stanley International Magnum Equity Portfolio, which is no longer available for investment under the contracts. Values before December 1, 2000 reflect the performance of the Morgan Stanley International Equity Portfolio.

(b) On April 27, 2001, the MetLife Stock Index Portfolio (which commenced operations on May 1, 1990) was substituted for the Westpeak Stock Index Portfolio, which is no longer available for investment under the contracts. Values on or before April 27, 2001 reflect performance of the Westpeak Stock Index Portfolio.

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude mortality and expense charges. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-accounts invest.

(2) These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges for each period indicated.

(3) Each sub-account calculates a daily performance measure called a "unit value," which reflects changes in the underlying fund's net asset value per share, a daily charge against the sub-account for mortality and expense risks, and any dividend or capital gain distributions from the fund. The total return of a sub-account is calculated by taking the difference between the sub-account's ending unit value and the beginning unit value for the period and dividing it by the beginning unit value for the period.

(4) As restated, see Note 6 to Financial Statements.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                FIDELITY FUND                                            MET INVESTORS FUND
    -------------------------------------   -----------------------------------------------------------------------------
                                                   MFS                                                       MET/AIM
      FIDELITY VIP        FIDELITY VIP           MID CAP              PIMCO               PIMCO              MID CAP
       HIGH INCOME        ASSET MANAGER          GROWTH           TOTAL RETURN         INNOVATION          CORE EQUITY
        PORTFOLIO           PORTFOLIO           PORTFOLIO           PORTFOLIO           PORTFOLIO           PORTFOLIO
    -----------------   -----------------   -----------------   -----------------   -----------------   -----------------
    $          18,661   $          15,930   $           1,594   $          11,546   $             296   $             703
                 9.34%               3.85%               1.19%               0.00%               0.00%               0.24%
        0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%      0.00% to 0.90%
        2.52% to 3.54%    -9.55% to -8.73%  -44.50% to -43.99%      6.44% to 7.08%  -51.01% to -50.57%  -14.70% to -14.18%
    $          15,289   $          16,951   $              --   $              --   $              --   $              --
                12.44%               5.34%                 --                  --                  --                  --
        0.00% to 0.90%      0.00% to 0.90%                 --                  --                  --                  --
    -12.53% to -11.73%    -4.95% to -4.09%                 --                  --                  --                  --

                MET INVESTORS FUND
     -----------------------------------------
          MET/AIM        STATE STREET RESEARCH
         SMALL CAP           CONCENTRATED
          GROWTH             INTERNATIONAL
         PORTFOLIO             PORTFOLIO
     -----------------   ---------------------
     $           1,130     $              30
                  0.00%                 0.30%
         0.00% to 0.90%        0.00% to 0.90%
     -24.11% to -23.65%    -15.77% to -15.64%
     $              --     $              --
                    --                    --
                    --                    --
                    --                    --

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6. RESTATEMENT OF PREVIOUSLY REPORTED FINANCIAL STATEMENTS. Subsequent to the issuance of the Separate Account's 2001 financial statements, management determined amounts previously classified as a liability, included in Due to NELICO, should not have been included. Net other transfers, included in capital transactions, was adjusted to reflect this change. As a result, the statements of changes in net assets for the years ended December 31, 2001 and 2000 have been restated from amounts previously reported to remove such amounts from Due to NELICO. This adjustment had no impact on the statements of operations, share transactions of the sub-accounts or policyholder values. The following table summarizes the effects of the restatement:

                                                                 ZENITH FUND
                                     -------------------------------------------------------------------
                                                           ZENITH EQUITY PORTFOLIO
                                     -------------------------------------------------------------------
                                     AS PREVIOUSLY                      AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
                                     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2001             2001              2000             2000
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................  $  (27,190,807)  $  (42,285,091)   $  (59,950,302)  $  (62,072,843)
                                     --------------   --------------    --------------   --------------
NET CHANGE IN NET ASSETS...........    (214,948,701)    (230,042,985)     (123,419,068)    (125,541,609)
NET ASSETS--BEGINNING OF PERIOD....   1,023,284,312    1,099,872,992     1,146,703,380    1,225,414,601
                                     --------------   --------------    --------------   --------------
NET ASSETS--END OF PERIOD..........  $  808,335,611   $  869,830,007    $1,023,284,312   $1,099,872,992
                                     ==============   ==============    ==============   ==============

                                                                 ZENITH FUND
                                     -------------------------------------------------------------------
                                                 STATE STREET RESEARCH BOND INCOME PORTFOLIO
                                     -------------------------------------------------------------------
                                     AS PREVIOUSLY                      AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
                                     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2001             2001              2000             2000
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $ 20,630,896     $ 24,920,145      $   657,209       $ 1,697,127
                                      ------------     ------------      -----------       -----------
NET CHANGE IN NET ASSETS...........     28,100,386       32,389,635        6,196,306         7,236,224
NET ASSETS--BEGINNING OF PERIOD....     74,236,713       81,706,344       68,040,407        74,470,120
                                      ------------     ------------      -----------       -----------
NET ASSETS--END OF PERIOD..........   $102,337,099     $114,095,979      $74,236,713       $81,706,344
                                      ============     ============      ===========       ===========

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                 ZENITH FUND
    ------------------------------------------------------------------------------------------------------

               STATE STREET RESEARCH MONEY MARKET PORTFOLIO                  MFS TOTAL RETURN PORTFOLIO
    -------------------------------------------------------------------   --------------------------------
    AS PREVIOUSLY                      AS PREVIOUSLY                      AS PREVIOUSLY
     REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
    THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
         2001             2001              2000             2000              2001             2001
    --------------   ---------------   --------------   ---------------   --------------   ---------------
    $  11,036,855     $  11,559,579    $ (67,120,401)    $ (67,161,356)    $  4,568,886     $  5,271,634
    -------------     -------------    -------------     -------------     ------------     ------------
       13,979,362        14,502,086      (63,108,670)      (63,149,625)       1,443,351        2,146,099
       73,661,213        84,114,933      136,769,883       147,264,558       61,147,652       67,020,596
    -------------     -------------    -------------     -------------     ------------     ------------
    $  87,640,575     $  98,617,019    $  73,661,213     $  84,114,933     $ 62,591,003     $ 69,166,695
    =============     =============    =============     =============     ============     ============

                                 ZENITH FUND
     -------------------------------------------------------------------
                                          HARRIS OAKMARK FOCUSED VALUE
        MFS TOTAL RETURN PORTFOLIO                 PORTFOLIO
     --------------------------------   --------------------------------
     AS PREVIOUSLY                      AS PREVIOUSLY
      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
          2000             2000              2001             2001
     --------------   ---------------   --------------   ---------------
      $  (133,356)      $   158,524      $ 31,556,990     $ 37,185,708
      -----------       -----------      ------------     ------------
       (3,022,579)       (2,730,699)       48,127,483       53,756,201
       64,170,231        69,751,295        42,681,315       47,285,629
      -----------       -----------      ------------     ------------
      $61,147,652       $67,020,596      $ 90,808,798     $101,041,830
      ===========       ===========      ============     ============

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 ZENITH FUND
                                     -------------------------------------------------------------------
                                       HARRIS OAKMARK FOCUSED VALUE
                                                PORTFOLIO                FI STRUCTURED EQUITY PORTFOLIO
                                     --------------------------------   --------------------------------
                                     AS PREVIOUSLY                      AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
                                     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2000             2000              2001             2001
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $ 1,766,383       $ 3,005,846      $ (5,268,448)    $  3,354,690
                                      -----------       -----------      ------------     ------------
NET CHANGE IN NET ASSETS...........     9,187,963        10,427,426       (19,645,009)     (11,021,871)
NET ASSETS--BEGINNING OF PERIOD....    33,493,352        36,858,203        95,130,385       95,847,007
                                      -----------       -----------      ------------     ------------
NET ASSETS--END OF PERIOD..........   $42,681,315       $47,285,629      $ 75,485,376     $ 84,825,136
                                      ===========       ===========      ============     ============

                                                                 ZENITH FUND
                                     -------------------------------------------------------------------
                                                                            LOOMIS SAYLES SMALL CAP
                                      FI STRUCTURED EQUITY PORTFOLIO               PORTFOLIO
                                     --------------------------------   --------------------------------
                                     AS PREVIOUSLY                      AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
                                     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2000             2000              2001             2001
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $15,753,707       $ 7,448,575      $  7,271,183     $  7,894,651
                                      -----------       -----------      ------------     ------------
NET CHANGE IN NET ASSETS...........    10,020,073         1,714,941        (6,767,068)      (6,143,600)
NET ASSETS--BEGINNING OF PERIOD....    85,110,312        94,132,066       132,626,230      147,568,998
                                      -----------       -----------      ------------     ------------
NET ASSETS--END OF PERIOD..........   $95,130,385       $95,847,007      $125,859,162     $141,425,398
                                      ===========       ===========      ============     ============

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                 ZENITH FUND
    ------------------------------------------------------------------------------------------------------
        LOOMIS SAYLES SMALL CAP
               PORTFOLIO                                LOOMIS SAYLES BALANCED PORTFOLIO
    --------------------------------   -------------------------------------------------------------------
    AS PREVIOUSLY                      AS PREVIOUSLY                      AS PREVIOUSLY
     REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
    THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
         2000             2000              2001             2001              2000             2000
    --------------   ---------------   --------------   ---------------   --------------   ---------------
     $ 40,512,180     $ 45,359,855      $ 1,452,740       $ 1,837,244      $   201,695       $   485,333
     ------------     ------------      -----------       -----------      -----------       -----------
       43,573,566       48,421,241          558,807           943,311         (269,922)           13,716
       89,052,664       99,147,757       15,019,446        16,867,143       15,289,368        16,853,427
     ------------     ------------      -----------       -----------      -----------       -----------
     $132,626,230     $147,568,998      $15,578,253       $17,810,454      $15,019,446       $16,867,143
     ============     ============      ===========       ===========      ===========       ===========

                                 ZENITH FUND
     -------------------------------------------------------------------

                        DAVIS VENTURE VALUE PORTFOLIO
     -------------------------------------------------------------------
     AS PREVIOUSLY                      AS PREVIOUSLY
      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
          2001             2001              2000             2000
     --------------   ---------------   --------------   ---------------
      $ 53,373,170     $ 48,603,879      $ 53,432,164     $ 71,708,228
      ------------     ------------      ------------     ------------
        21,803,520       17,034,229        69,713,115       87,989,179
       216,183,147      251,987,509       146,470,032      163,998,330
      ------------     ------------      ------------     ------------
      $237,986,667     $269,021,738      $216,183,147     $251,987,509
      ============     ============      ============     ============

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 ZENITH FUND
                                     -------------------------------------------------------------------
                                                        ALGER EQUITY GROWTH PORTFOLIO
                                     -------------------------------------------------------------------
                                     AS PREVIOUSLY                      AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
                                     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2001             2001              2000             2000
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $  6,731,902     $  9,338,123      $125,328,665     $127,603,179
                                      ------------     ------------      ------------     ------------
NET CHANGE IN NET ASSETS...........    (32,700,992)     (30,094,771)       74,237,361       76,511,875
NET ASSETS--BEGINNING OF PERIOD....    272,882,939      300,921,380       198,645,578      224,409,505
                                      ------------     ------------      ------------     ------------
NET ASSETS--END OF PERIOD..........   $240,181,947     $270,826,609      $272,882,939     $300,921,380
                                      ============     ============      ============     ============

                                                                 ZENITH FUND
                                     -------------------------------------------------------------------
                                                 SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO
                                     -------------------------------------------------------------------
                                     AS PREVIOUSLY                      AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
                                     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2001             2001              2000             2000
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................     $ 24,307         $  4,614          $(72,415)        $(67,115)
                                        --------         --------          --------         --------
NET CHANGE IN NET ASSETS...........       71,514           51,821            (3,383)           1,917
NET ASSETS--BEGINNING OF PERIOD....      753,927          800,474           757,310          798,557
                                        --------         --------          --------         --------
NET ASSETS--END OF PERIOD..........     $825,441         $852,295          $753,927         $800,474
                                        ========         ========          ========         ========

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                 ZENITH FUND
    ------------------------------------------------------------------------------------------------------
          SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO          MFS INVESTORS TRUST PORTFOLIO
    -------------------------------------------------------------------   --------------------------------
    AS PREVIOUSLY                      AS PREVIOUSLY                      AS PREVIOUSLY
     REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
    THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
         2001             2001              2000             2000              2001             2001
    --------------   ---------------   --------------   ---------------   --------------   ---------------
      $   68,174       $   51,607        $  (87,922)      $  (91,135)       $1,800,092       $2,044,704
      ----------       ----------        ----------       ----------        ----------       ----------
         133,143          116,576           (25,845)         (29,058)        1,077,976        1,322,588
       1,035,189        1,089,765         1,061,034        1,118,823         3,009,703        3,364,316
      ----------       ----------        ----------       ----------        ----------       ----------
      $1,168,332       $1,206,341        $1,035,189       $1,089,765        $4,087,679       $4,686,904
      ==========       ==========        ==========       ==========        ==========       ==========

                                 ZENITH FUND
     -------------------------------------------------------------------
      MFS INVESTORS TRUST PORTFOLIO     MFS RESEARCH MANAGERS PORTFOLIO
     --------------------------------   --------------------------------
     AS PREVIOUSLY                      AS PREVIOUSLY
      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
          2000             2000              2001             2001
     --------------   ---------------   --------------   ---------------
       $2,351,246       $2,607,079       $ 3,504,546       $ 3,677,936
       ----------       ----------       -----------       -----------
        2,316,865        2,572,698          (297,725)         (124,335)
          692,838          791,618        11,606,566        12,922,187
       ----------       ----------       -----------       -----------
       $3,009,703       $3,364,316       $11,308,841       $12,797,852
       ==========       ==========       ===========       ===========

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                               ZENITH FUND                     METROPOLITAN FUND
                                     --------------------------------   --------------------------------
                                           MFS RESEARCH MANAGER
                                                PORTFOLIO                   JANUS MID CAP PORTFOLIO
                                     --------------------------------   --------------------------------

                                     AS PREVIOUSLY                      AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
                                     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2000             2000              2001             2001
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $12,059,466       $13,221,449      $13,552,665       $15,983,257
                                      -----------       -----------      -----------       -----------
NET CHANGE IN NET ASSETS...........    10,818,363        11,980,346        1,673,219         4,103,811
NET ASSETS--BEGINNING OF PERIOD....       788,203           941,841       23,854,019        24,959,806
                                      -----------       -----------      -----------       -----------
NET ASSETS--END OF PERIOD..........   $11,606,566       $12,922,187      $25,527,238       $29,063,617
                                      ===========       ===========      ===========       ===========

                                                              METROPOLITAN FUND
                                     -------------------------------------------------------------------
                                                                                PUTNAM LARGE CAP
                                         JANUS MID CAP PORTFOLIO                GROWTH PORTFOLIO
                                     --------------------------------   --------------------------------
                                     AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR
                                       THE PERIOD       THE PERIOD      AS PREVIOUSLY
                                      MAY 1, 2000       MAY 1, 2000      REPORTED FOR    AS RESTATED FOR
                                           TO               TO          THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2000             2000              2001             2001
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $33,448,658       $34,554,445       $4,035,880       $4,310,302
                                      -----------       -----------       ----------       ----------
NET CHANGE IN NET ASSETS...........    23,854,019        24,959,806        1,740,905        2,015,327
NET ASSETS--BEGINNING OF PERIOD....            --                --        4,495,828        5,082,813
                                      -----------       -----------       ----------       ----------
NET ASSETS--END OF PERIOD..........   $23,854,019       $24,959,806       $6,236,733       $7,098,140
                                      ===========       ===========       ==========       ==========

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                              METROPOLITAN FUND
    ------------------------------------------------------------------------------------------------------
            PUTNAM LARGE CAP
            GROWTH PORTFOLIO                              RUSSELL 2000 INDEX PORTFOLIO
    --------------------------------   -------------------------------------------------------------------
    AS PREVIOUSLY                                                         AS PREVIOUSLY
     REPORTED FOR    AS RESTATED FOR                                       REPORTED FOR    AS RESTATED FOR
      THE PERIOD       THE PERIOD      AS PREVIOUSLY                        THE PERIOD       THE PERIOD
     MAY 1, 2000       MAY 1, 2000      REPORTED FOR    AS RESTATED FOR    MAY 1, 2000       MAY 1, 2000
          TO               TO          THE YEAR ENDED   THE YEAR ENDED          TO               TO
     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
         2000             2000              2001             2001              2000             2000
    --------------   ---------------   --------------   ---------------   --------------   ---------------
      $5,729,760       $6,316,745        $2,754,531       $3,469,648        $2,483,462       $2,489,386
      ----------       ----------        ----------       ----------        ----------       ----------
       4,495,828        5,082,813         3,056,349        3,771,466         2,163,212        2,169,136
              --               --         2,163,212        2,169,136                --               --
      ----------       ----------        ----------       ----------        ----------       ----------
      $4,495,828       $5,082,813        $5,219,561       $5,940,602        $2,163,212       $2,169,136
      ==========       ==========        ==========       ==========        ==========       ==========

                              METROPOLITAN FUND
     -------------------------------------------------------------------

                    PUTNAM INTERNATIONAL STOCK PORTFOLIO
     -------------------------------------------------------------------

     AS PREVIOUSLY                      AS PREVIOUSLY
      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
          2001             2001              2000             2000
     --------------   ---------------   --------------   ---------------
      $ 7,331,696       $ 8,551,340      $ 6,003,538       $ 3,548,224
      -----------       -----------      -----------       -----------
        2,829,985         4,049,629        3,168,969           713,655
       19,387,515        18,874,499       16,218,546        18,160,844
      -----------       -----------      -----------       -----------
      $22,217,500       $22,924,128      $19,387,515       $18,874,499
      ===========       ===========      ===========       ===========

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                              METROPOLITAN FUND
                                     -------------------------------------------------------------------
                                       STATE STREET RESEARCH AURORA
                                                PORTFOLIO                METLIFE STOCK INDEX PORTFOLIO
                                     --------------------------------   --------------------------------
                                     AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR
                                       THE PERIOD       THE PERIOD      AS PREVIOUSLY
                                      MAY 1, 2001       MAY 1, 2001      REPORTED FOR    AS RESTATED FOR
                                           TO               TO          THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2001             2001              2001             2001
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $14,594,576       $16,398,977      $ 27,969,894     $ 30,485,260
                                      -----------       -----------      ------------     ------------
NET CHANGE IN NET ASSETS...........    15,170,042        16,974,443         1,252,885        3,768,251
NET ASSETS--BEGINNING OF PERIOD....            --                --       177,006,534      197,358,545
                                      -----------       -----------      ------------     ------------
NET ASSETS--END OF PERIOD..........   $15,170,042       $16,974,443      $178,259,419     $201,126,796
                                      ===========       ===========      ============     ============

                                                              METROPOLITAN FUND
                                     -------------------------------------------------------------------
                                                                           LEHMAN BROTHERS AGGREGATE
                                      METLIFE STOCK INDEX PORTFOLIO           BOND INDEX PORTFOLIO
                                     --------------------------------   --------------------------------
                                                                        AS PREVIOUSLY
                                                                         REPORTED FOR    AS RESTATED FOR
                                     AS PREVIOUSLY                        THE PERIOD       THE PERIOD
                                      REPORTED FOR    AS RESTATED FOR    MAY 1, 2001       MAY 1, 2001
                                     THE YEAR ENDED   THE YEAR ENDED          TO               TO
                                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                          2000             2000              2001             2001
                                     --------------   ---------------   --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $ 32,741,075     $ 34,866,377       $4,052,821       $4,447,702
                                      ------------     ------------       ----------       ----------
NET CHANGE IN NET ASSETS...........     12,484,465       14,609,767        4,092,309        4,487,190
NET ASSETS--BEGINNING OF PERIOD....    164,522,069      182,748,778               --               --
                                      ------------     ------------       ----------       ----------
NET ASSETS--END OF PERIOD..........   $177,006,534     $197,358,545       $4,092,309       $4,487,190
                                      ============     ============       ==========       ==========

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                              METROPOLITAN FUND
    ------------------------------------------------------------------------------------------------------
          MORGAN STANLEY EAFE               METLIFE MID CAP STOCK
            INDEX PORTFOLIO                    INDEX PORTFOLIO                 JANUS GROWTH PORTFOLIO
    --------------------------------   --------------------------------   --------------------------------
    AS PREVIOUSLY                      AS PREVIOUSLY                      AS PREVIOUSLY
     REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
      THE PERIOD       THE PERIOD        THE PERIOD       THE PERIOD        THE PERIOD       THE PERIOD
     MAY 1, 2001       MAY 1, 2001      MAY 1, 2001       MAY 1, 2001      MAY 1, 2001       MAY 1, 2001
          TO               TO                TO               TO                TO               TO
     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
         2001             2001              2001             2001              2001             2001
    --------------   ---------------   --------------   ---------------   --------------   ---------------
       $442,025         $519,023         $ 917,382        $1,072,701        $ 831,161         $929,646
       --------         --------         ---------        ----------        ---------         --------
        437,268          514,266           960,133         1,115,452          789,087          887,572
             --               --                --                --               --               --
       --------         --------         ---------        ----------        ---------         --------
       $437,268         $514,266         $ 960,133        $1,115,452        $ 789,087         $887,572
       ========         ========         =========        ==========        =========         ========

                                AMERICAN FUND
     -------------------------------------------------------------------
                                                 AMERICAN FUNDS
     AMERICAN FUNDS GROWTH PORTFOLIO        GROWTH-INCOME PORTFOLIO
     --------------------------------   --------------------------------
     AS PREVIOUSLY                      AS PREVIOUSLY
      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
       THE PERIOD       THE PERIOD        THE PERIOD       THE PERIOD
      MAY 1, 2001       MAY 1, 2001      MAY 1, 2001       MAY 1, 2001
           TO               TO                TO               TO
      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
          2001             2001              2001             2001
     --------------   ---------------   --------------   ---------------
      $18,415,248       $20,770,527      $12,844,132       $14,647,974
      -----------       -----------      -----------       -----------
       18,835,977        21,191,256       13,218,060        15,021,902
               --                --               --                --
      -----------       -----------      -----------       -----------
      $18,835,977       $21,191,256      $13,218,060       $15,021,902
      ===========       ===========      ===========       ===========

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                              AMERICAN FUND                                   FIDELITY FUND
                                     -------------------------------  --------------------------------------------------------------
                                       AMERICAN FUNDS GLOBAL SMALL
                                              CAP PORTFOLIO                        FIDELITY VIP EQUITY-INCOME PORTFOLIO
                                     -------------------------------  --------------------------------------------------------------
                                     AS PREVIOUSLY
                                      REPORTED FOR   AS RESTATED FOR
                                       THE PERIOD      THE PERIOD     AS PREVIOUSLY                   AS PREVIOUSLY
                                      MAY 1, 2001      MAY 1, 2001     REPORTED FOR  AS RESTATED FOR   REPORTED FOR  AS RESTATED FOR
                                           TO              TO         THE YEAR ENDED THE YEAR ENDED   THE YEAR ENDED THE YEAR ENDED
                                      DECEMBER 31,    DECEMBER 31,     DECEMBER 31,   DECEMBER 31,     DECEMBER 31,   DECEMBER 31,
                                          2001            2001             2001           2001             2000           2000
                                     --------------  ---------------  -------------- ---------------  -------------- ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................    $1,928,132      $2,171,236      $  5,360,389   $  4,310,191     $ (7,005,291)  $ (4,907,233)
                                       ----------      ----------      ------------   ------------     ------------   ------------
NET CHANGE IN NET ASSETS...........     2,069,538       2,312,642        (4,722,790)    (5,772,988)       4,971,493      7,069,551
NET ASSETS--BEGINNING OF PERIOD....            --              --       157,030,403    174,672,218      152,058,910    167,602,667
                                       ----------      ----------      ------------   ------------     ------------   ------------
NET ASSETS--END OF PERIOD..........    $2,069,538      $2,312,642      $152,307,613   $168,899,230     $157,030,403   $174,672,218
                                       ==========      ==========      ============   ============     ============   ============

                                              FIDELITY FUND
                                     --------------------------------

                                     FIDELITY VIP OVERSEAS PORTFOLIO
                                     --------------------------------

                                     AS PREVIOUSLY
                                      REPORTED FOR    AS RESTATED FOR
                                     THE YEAR ENDED   THE YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,
                                          2001             2001
                                     --------------   ---------------
NET (DECREASE) INCREASE IN NET
 ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS......................   $(49,676,942)    $(54,188,732)
                                      ------------     ------------
NET CHANGE IN NET ASSETS...........    (83,273,734)     (87,785,524)
NET ASSETS--BEGINNING OF PERIOD....    183,248,954      194,389,425
                                      ------------     ------------
NET ASSETS--END OF PERIOD..........   $ 99,975,220     $106,603,901
                                      ============     ============

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS -- (CONCLUDED)

                                                FIDELITY FUND
    ------------------------------------------------------------------------------------------------------
    FIDELITY VIP OVERSEAS PORTFOLIO                    FIDELITY VIP HIGH INCOME PORTFOLIO
    --------------------------------   -------------------------------------------------------------------
    AS PREVIOUSLY                      AS PREVIOUSLY                      AS PREVIOUSLY
     REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
    THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
         2000             2000              2001             2001              2000             2000
    --------------   ---------------   --------------   ---------------   --------------   ---------------
     $ 97,329,641     $ 96,405,934      $ 3,327,381       $ 3,945,231      $ 2,074,967       $ 2,050,824
     ------------     ------------      -----------       -----------      -----------       -----------
       56,910,562       55,986,855        1,677,926         2,295,776       (1,848,365)       (1,872,508)
      126,338,392      138,402,570       11,632,558        12,993,428       13,480,923        14,865,936
     ------------     ------------      -----------       -----------      -----------       -----------
     $183,248,954     $194,389,425      $13,310,484       $15,289,204      $11,632,558       $12,993,428
     ============     ============      ===========       ===========      ===========       ===========

                                FIDELITY FUND
     -------------------------------------------------------------------
                    FIDELITY VIP ASSET MANAGER PORTFOLIO
     -------------------------------------------------------------------
     AS PREVIOUSLY                      AS PREVIOUSLY
      REPORTED FOR    AS RESTATED FOR    REPORTED FOR    AS RESTATED FOR
     THE YEAR ENDED   THE YEAR ENDED    THE YEAR ENDED   THE YEAR ENDED
      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
          2001             2001              2000             2000
     --------------   ---------------   --------------   ---------------
      $ 2,322,255       $ 2,822,546      $ 2,151,661       $ 2,410,458
      -----------       -----------      -----------       -----------
        1,609,072         2,109,363        1,450,086         1,708,883
       13,220,267        14,842,135       11,770,181        13,133,252
      -----------       -----------      -----------       -----------
      $14,829,339       $16,951,498      $13,220,267       $14,842,135
      ===========       ===========      ===========       ===========

                       NEW ENGLAND LIFE INSURANCE COMPANY
                              501 BOYLSTON STREET
                                BOSTON, MA 02116

                                    RECEIPT


This is to acknowledge receipt of a Zenith Flexible Life 2001 Prospectus dated May 1, 2003. This Variable Life Insurance Policy is offered by New England Life Insurance Company.


-----------------------------------------------------       -----------------------------------------------------
                       (Date)                                               (Client's Signature)

                           ZENITH FLEXIBLE LIFE 2001

                          FLEXIBLE PREMIUM ADJUSTABLE
                        VARIABLE LIFE INSURANCE POLICIES
                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                  ISSUED BY NEW ENGLAND LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION
                                    (PART B)

                                  MAY 1, 2003

     This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated May 1, 2003 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to New England Securities Corporation ("New England Securities"), 501 Boylston Street, Boston, Massachusetts 02116.

                                      SAI-1

                               TABLE OF CONTENTS


                                                               PAGE
                                                              -------
GENERAL INFORMATION AND HISTORY.............................    SAI-3
  The Company...............................................    SAI-3
  The Variable Account......................................    SAI-3
DISTRIBUTION OF THE POLICIES................................    SAI-3
ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE
  POLICIES..................................................    SAI-4
  Dollar Cost Averaging.....................................    SAI-4
  Asset Rebalancing.........................................    SAI-5
  Payment of Proceeds.......................................    SAI-5
  Payment Options...........................................    SAI-5
ADDITIONAL INFORMATION ABOUT CHARGES........................    SAI-6
  Group or Sponsored Arrangements...........................    SAI-6
POTENTIAL CONFLICTS OF INTEREST.............................    SAI-6
LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY............    SAI-7
MISSTATEMENT OF AGE OR SEX..................................    SAI-7
REPORTS.....................................................    SAI-7
PERSONALIZED ILLUSTRATIONS..................................    SAI-7
ADVERTISING PRACTICES.......................................    SAI-8
PERFORMANCE DATA............................................    SAI-8
INVESTMENT ADVICE...........................................    SAI-8
LEGAL MATTERS...............................................   SAI-10
REGISTRATION STATEMENT......................................   SAI-10
EXPERTS.....................................................   SAI-10
FINANCIAL STATEMENTS........................................      F-1


                                      SAI-2

                        GENERAL INFORMATION AND HISTORY

THE COMPANY

     NELICO was organized as a stock life insurance company in Delaware on September 9, 1980 and is licensed to sell life insurance in all states and the District of Columbia. Originally, NELICO was a wholly-owned subsidiary of New England Mutual Life Insurance Company ("New England Mutual"). On August 30, 1996, New England Mutual merged into Metropolitan Life Insurance Company ("MetLife"), a life insurance company whose principal office is One Madison Avenue, New York, New York 10010. MetLife then became the parent of NELICO. MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its affiliates and subsidiaries, is a leading provider of insurance and other financial services to a broad spectrum of individual and institutional customers. In connection with the merger, NELICO changed its name from "New England Variable Life Insurance Company" to "New England Life Insurance Company" and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. NELICO's Home Office is located at 501 Boylston Street, Boston, Massachusetts 02116.

THE VARIABLE ACCOUNT

     We established the Variable Account as a separate investment account on January 31, 1983 under Delaware law. It became subject to Massachusetts law when we changed our domicile to Massachusetts on August 30, 1996. The Variable Account is the funding vehicle for the Policies, and other NELICO variable life insurance policies; these other policies impose different costs, and provide different benefits, from the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Variable Account's management or investments. However, the Massachusetts Insurance Commissioner regulates NELICO and the Variable Account, which are also subject to the insurance laws and regulations where the Policies are sold.

                          DISTRIBUTION OF THE POLICIES

     We sell the Policies through licensed insurance agents. These agents are also registered representatives of New England Securities Corporation ("New England Securities"), and are registered with the National Association of Securities Dealers, Inc. and with the states in which they do business. Registered representatives with New England Securities are also licensed as insurance agents in the states in which they do business and are appointed with NELICO. New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly-owned subsidiary of NELICO, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 as well as with any applicable securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. More information about New England Securities and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

     New England Securities, 501 Boylston Street, Boston, Massachusetts 02116, also serves as the principal underwriter for the Policies under a Distribution Agreement with NELICO. Under the Distribution Agreement, we pay sales commissions for sale of the Policies and the following sales expenses: general agent and agency manager's compensation, agents' training allowances, deferred compensation and insurance benefits of agents, general agents and agency managers and advertising expenses and all other expenses of distributing the Policies. New England Securities offers the Policies through its sales representatives. New England Securities also may enter into selling agreements with other broker-dealers and compensate these broker-dealers up to the amounts disclosed in the prospectus for their services. Sales representatives must be licensed as insurance agents and appointed by us.

                                      SAI-3

     New England Securities received sales compensation with respect to the Variable Account in the following amounts during the periods indicated:



                                                                            AGGREGATE AMOUNT OF
                                                                          COMMISSIONS RETAINED BY
                                                                          NEW ENGLAND SECURITIES
                                                  AGGREGATE AMOUNT OF      AFTER PAYMENTS TO ITS
                                                  COMMISSIONS PAID TO     REGISTERED PERSONS AND
                 FISCAL YEAR                    NEW ENGLAND SECURITIES*    OTHER BROKER DEALERS
                 -----------                    -----------------------   -----------------------
2000..........................................        $89,777,973                   $0
2001..........................................        $89,291,926                   $0
2002..........................................        $82,764,079                   $0


---------------
* Includes sales compensation paid to registered persons of New England Securities.

     New England Securities passes through commissions it receives and does not retain any override as distributor for the Policies. However, New England Securities' operating and other expenses are paid for by NELICO.

     Because registered representatives of New England Securities are also agents of NELICO, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that NELICO offers. These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

     We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy owners or the Variable Account.

     We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

     The American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Small Capitalization Fund have adopted a Distribution Plan in connection with their Class 2 shares and pay New England Securities for its costs in distributing these shares. The Distribution Plan has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees to those who sell and distribute fund shares out of fund assets. The 12b-1 fees are in consideration of distribution services provided and expenses incurred in the performance of New England Securities' obligations under an agreement with the American Funds Growth Fund, the American Funds Growth-Income Fund and the American Funds Global Small Capitalization Fund. Under this agreement, these Funds pay New England Securities for its distribution-related services and expenses at an annual rate of 0.25% of assets attributable to the Policies and certain other variable insurance products that we and our affiliates may issue.

           ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

DOLLAR COST AVERAGING

     You may select an automated transfer privilege called dollar cost averaging. The same dollar amount is transferred to selected Sub-Accounts (and/or the Fixed Account) periodically. Over time, more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows you to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.

     Under this feature, you may request that a certain amount of your cash value be transferred on any selected business day of each period (or if not a day when the New York Stock Exchange is open, the next such day), from any one Sub-Account to one or more of the other Sub-Accounts (and/or the Fixed Account). We limit your

                                      SAI-4
allocation of cash value to no more than 10 accounts (including the Fixed Account) at any one time. You must transfer a minimum of $100 to each account that you select under this feature. If we exercise our right to limit the number of transfers to four per Policy year, or to impose a $25 charge for transfers in excess of 12 per Policy year, we reserve the right to count transfers made under the dollar cost averaging program against the total number of transfers allowed in a Policy year. You can select the dollar cost averaging program when you apply for the Policy or at a later date by contacting your registered representative. You may not participate in the dollar cost averaging program while you are participating in the asset rebalancing program. You can cancel your use of the dollar cost averaging program at any time before a transfer date. Transfers will continue until you notify us to stop or there no longer is sufficient cash value in the Sub-Account from which you are transferring. There is no extra charge for this feature. We may offer enhancements in the future. We reserve the right to suspend dollar cost averaging at any time.


ASSET REBALANCING

     We plan to offer an asset rebalancing program for cash value. Cash value allocated to the Sub-Accounts can be expected to increase or decrease at different rates. An asset rebalancing program automatically reallocates your cash value among the Sub-Accounts periodically to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer cash value from those Sub-Accounts that have increased in value to those that have declined, or not increased as much, in value. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.


     When available, you can select the asset rebalancing program when you apply for the Policy or at a later date by contacting your registered representative. You specify the percentage allocations by which your cash value will be reallocated among the Sub-Accounts. You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. On the last day of each period on which the New York Stock Exchange is open, we will transfer cash value among the Sub-Accounts as necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Designated Office. If we exercise our right to limit the number of transfers to four per Policy year, or to impose a $25 charge for transfers in excess of 12 per Policy year, we reserve the right to count transfers made under the asset rebalancing program against the total number of transfers allowed in a Policy year. There is no extra charge for this feature. Ask your registered representative about the availability of this feature.


PAYMENT OF PROCEEDS

     We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a Master Service Account premium transaction, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.


     The beneficiary can elect our Total Control Account program for payment of death proceeds at any time before we pay them. We establish a Total Control Account at a banking institution at the time for payment. The Total Control Account gives convenient access to the proceeds, which are maintained in our general account or that of an affiliate, through checkbook privileges with the bank.


     Normally we promptly make payments of cash value, or of any loan value available, from cash value in the Fixed Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

PAYMENT OPTIONS

     We pay the Policy's death benefit and net cash value in one sum unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make, change or revoke the selection of payee or payment option before the death of the insured. You can contact your registered representative or our Designated Office for the procedure to follow. The payment options available are fixed benefit options only and are not affected by the investment experience of the Variable Account. Once payments under an option begin, withdrawal rights may be restricted.

                                      SAI-5

     The following payment options are available:

     (i) INCOME FOR A SPECIFIED NUMBER OF YEARS. We pay proceeds in equal monthly installments for up to 30 years, with interest at a rate not less than 3.0% a year, compounded yearly. Additional interest that we pay for any year is added to the monthly payments for that year.

     (ii) LIFE INCOME. We pay proceeds in equal monthly installments (i) during the life of the payee, (ii) for the longer of the life of the payee or 10 years, or (iii) for the longer of the life of the payee or 20 years.

     (iii) LIFE INCOME WITH REFUND. We pay proceeds in equal monthly installments during the life of the payee. At the payee's death, we pay any unpaid proceeds remaining either in one sum or in equal monthly installments until we have paid the total proceeds.

     (iv) INTEREST. We hold proceeds for the life of the payee or another agreed upon period. We pay interest of at least 3.5% a year monthly or add it to the principal annually. At the death of the payee, or at the end of the period agreed to, we pay the balance of principal and any interest in one sum.

     (v) SPECIFIED AMOUNT OF INCOME. We pay proceeds plus accrued interest of at least 3.5% a year in an amount and at a frequency elected until we have paid total proceeds. We pay any amounts unpaid at the death of the payee in one sum.

     (vi) LIFE INCOME FOR TWO LIVES. We pay proceeds in equal monthly installments (i) while either of two payees is living, (ii) for the longer of the life of the surviving payee or 10 years, or (iii) while the two payees are living and, after the death of one payee, we pay two-thirds of the monthly amount for the life of the surviving payee.

     You need our consent to use an option if the installment payments would be less than $20.

                      ADDITIONAL INFORMATION ABOUT CHARGES

GROUP OR SPONSORED ARRANGEMENTS

     We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. Examples of such arrangements are non-qualified deferred compensation plans. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

     We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. These variations of charges do not apply to Policies sold in New York other than Policies sold to non-qualified deferred compensation plans of various types. Consult your registered representative for any variations that may be available and appropriate for your case.


     We may allow you to purchase the Policy, in exchange for certain fixed-benefit life insurance policies issued by New England Mutual, NELICO or NELICO's affiliates, without a deduction for any sales charge from the amount of net cash value that you transfer to the Policy. Eligibility conditions apply. Your registered representative can advise you regarding terms and availability of these programs.


                        POTENTIAL CONFLICTS OF INTEREST

     The Eligible Funds' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and qualified plans. Conflicts could result from changes in state insurance law or Federal

                                      SAI-6
income tax law, changes in investment management of an Eligible Fund, or differences in voting instructions given by variable life and variable annuity contract owners and qualified plans, if applicable. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected Sub-Accounts from the Eligible Fund(s), if necessary. If we believe any Eligible Fund action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that we may be unable to remedy.

                LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY

     Generally, we can challenge the validity of your Policy or a rider during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years during the insured's lifetime from receipt of the premium payment. However, if the insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time based on misrepresentations in the application.

                           MISSTATEMENT OF AGE OR SEX

     If the application misstates the insured's age or sex, the Policy's death benefit is the amount that the most recent Monthly Deduction which was made would provide, based on the insured's correct age and, if the Policy is sex-based, correct sex.

                                    REPORTS

     We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, account transfers, lapses, surrenders and other Policy transactions when they occur.

     You will be sent periodic reports containing the financial statements of the Eligible Funds.

                           PERSONALIZED ILLUSTRATIONS

     We may provide personalized illustrations showing how the Policies work based on assumptions about investment returns and the Policy Owner's and/or insured's characteristics. The illustrations are intended to show how the death benefit, net cash value, and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as face amount, premium payments, insured, underwriting class, and death benefit option. Illustrations will disclose the specific assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

     The illustrated death benefit, net cash value, and cash value for a hypothetical Policy would be different, either higher or lower, from the amounts shown in the illustration if the actual gross rates of return averaged the gross rates of return upon which the illustration is based, but varied above and below the average during the period, or if premiums were paid in other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown in particular illustrations even if the average rate of return is realized.

     Illustrations may also show the internal rate of return on the net cash value and the death benefit. The internal rate of return on the net cash value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the net cash value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to

                                      SAI-7
the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. Illustrations may also show values based on the historical performance of the Sub-Accounts of the Variable Account.

                             ADVERTISING PRACTICES

     Professional organizations may endorse the Policies. We may use such endorsements in Policy sales material. We may pay the professional organization for the use of its customer or mailing lists to distribute Policy promotional materials. An endorsement by a third party does not predict the future performance of the Policies.


     Articles discussing the Variable Account's investment performance, rankings and other characteristics may appear in publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. We may use references to, or reprints of such articles or rankings as sales material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience. We may also use "unit values" to provide information about the Variable Account's investment performance in marketing materials and historical illustrations.


     Publications may use articles and releases, developed by NELICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds. We may use references to or reprints of such articles in sales material for the Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style, and include excerpts from media articles.

     We are a member of the Insurance Marketplace Standards Association ("IMSA"), and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

     Policy sales material may refer to historical, current and prospective economic trends. In addition, sales material may discuss topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                PERFORMANCE DATA


     We may provide information concerning the historical investment experience of the Sub-Accounts, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Eligible Funds. These net rates of return represent past performance and are not an indication of future performance. Cost of insurance, sales, premium tax, and administrative charges, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the mortality and expense risk charge and the fees and expenses of the underlying Eligible Funds. The net rates of return show performance from the inception of the Eligible Funds, which in some instances, may precede the inception date the corresponding Sub-Account.



                               INVESTMENT ADVICE



     The Variable Account invests in the Portfolios of the Metropolitan Series Fund, Inc. ("Met Series Fund"), the Met Investors Series Trust, and other unaffiliated open-end management investment companies that serve as investment vehicles for variable life and variable annuity separate accounts. MetLife Advisers, LLC ("MetLife Advisers") and Met Investors Advisory LLC ("Met Investors Advisory"), as the advisers to the Met Series Fund and the Met Investors Series Trust, respectively, may, from time to time, replace the sub-adviser of a Portfolio with a new sub-adviser. A number of sub-adviser changes have been made with respect to the Portfolios in which the Variable Account invests.


                                      SAI-8

     MetLife Advisers (formerly known as New England Investment Management, Inc. which was formerly known as TNE Advisers, Inc.) became the investment adviser to the Portfolios of the Met Series Fund on May 1, 2001. Prior to May 1, 2001, Metropolitan Life Insurance Company was the investment adviser for all Portfolios of the Met Series Fund.



     MetLife Advisers was also the investment adviser to each of the Series of the New England Zenith Fund ("Zenith Fund") until May 1, 2003, the date on which each Series became a Portfolio of the Met Series Fund. MetLife Advisers had been the adviser to all Series of the Zenith Fund since 1994, with the following exceptions: in the case of the Back Bay Advisors Money Market Series (currently, the State Street Research Money Market Portfolio), the Back Bay Advisors Bond Income Series (currently, the State Street Research Bond Income Portfolio), the Westpeak Value Growth Series (currently, the FI Structured Equity Portfolio), the Loomis Sayles Small Cap Series and the Loomis Sayles Avanti Growth Series (currently, the Harris Oakmark Focused Value Portfolio), MetLife Advisers became the adviser on May 1, 1995; and, in the case of the Capital Growth Series (currently, the Zenith Equity Portfolio), MetLife Advisers became the adviser on May 1, 2001.



     Met Investors Advisory (formerly known as Met Investors Advisory Corp. which was formerly known as Security First Investment Management) became the investment adviser for the Portfolios of the Met Investors Series Trust on February 12, 2001.



     The following is the sub-adviser history of the Met Series Fund Portfolios that, prior to May 1, 2003, were Series of the Zenith Fund:



     The sub-adviser to the FI Structured Equity Portfolio (formerly, the Westpeak Growth and Income Series) was Westpeak Investment Advisors, L.P. until May 1, 2002, when Fidelity Management & Research Company became the sub-adviser. The sub-adviser to the State Street Research Money Market Portfolio (formerly, the Back Bay Advisors Money Market Series) and the State Street Research Bond Income Portfolio (formerly, the Back Bay Advisors Bond Income Series) was Back Bay Advisors, L.P. until July 1, 2001, when State Street Research & Management Company became the sub-adviser. The sub-adviser to the MFS Total Return Portfolio (formerly, the Back Bay Advisors Managed Series) was Back Bay Advisors, L.P. until July 1, 2001 when Massachusetts Financial Services Company became the sub-adviser. The sub-adviser to the Harris Oakmark Focused Value Portfolio (formerly, the Harris Oakmark Mid Cap Value Series which was formerly the Goldman Sachs Midcap Value Series which was formerly the Loomis Sayles Avanti Growth Series) was Loomis, Sayles and Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser; Harris Associates L.P. became the sub-adviser on May 1, 2000. The sub-adviser to the Balanced Portfolio (formerly, the Loomis Sayles Balanced Series) was Loomis, Sayles and Company, L.P. until May 1, 2000, when Wellington Management Company, LLP became the sub-adviser. The sub-adviser to the Westpeak Stock Index Series, which was replaced by the MetLife Stock Index Portfolio on April 27, 2001 and was formerly known as the Stock Index Series, was Back Bay Advisors, L.P. until August 1, 1993, when Westpeak Investment Advisors, L.P. became the sub-adviser.



     Prior to May 1, 2002, Capital Growth Management Limited Partnership was the sub-adviser to the Zenith Equity Portfolio. As of May 1, 2002, Capital Growth Management Limited Partnership ceased to be the sub-adviser to the Zenith Equity Portfolio and at that time, Zenith Equity Portfolio became a "fund of funds" that invests equally in three other Portfolios of the Met Series Fund: the FI Structured Equity Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio. The sub-advisers to these Portfolios are Fidelity Management & Research Company, Jennison Associates LLC and Capital Guardian Trust Company, respectively.



     The following is the sub-adviser history of the remaining Met Series Fund
Portfolios:



     Metropolitan Life Insurance Company became the sub-adviser to the Lehman Brothers(R) Aggregate Bond Index Portfolio, the MetLife Stock Index Portfolio, the MetLife Mid Cap Stock Index Portfolio, the Morgan Stanley EAFE(R) Index Portfolio and the Russell 2000(R) Index Portfolio on May 1, 2001. The sub-adviser to the Morgan Stanley International Magnum Equity Series, which was replaced by the Putnam International Stock Portfolio on December 1, 2000 and was formerly known as the Draycott International Equity Series, was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Asset Management Inc. became the sub-adviser. On April 28, 2003, the Janus Growth


                                      SAI-9

Portfolio, formerly a Portfolio of the Met Series Fund, merged with and into the Janus Aggressive Growth Portfolio of the Met Investors Series Trust.



     The following is the sub-adviser history of the Met Investors Series Trust:



     The sub-adviser to the T. Rowe Price Mid-Cap Growth Portfolio (formerly, the MFS Mid Cap Growth Portfolio) was Massachusetts Financial Services Company until T. Rowe Price Associates, Inc. became the sub-adviser effective January 1, 2003. The sub-adviser to the Harris Oakmark International Portfolio (formerly, State Street Research Concentrated International Portfolio) was State Street Research & Management Company until Harris Associates L.P. became the sub-adviser effective January 1, 2003.


                                 LEGAL MATTERS


     Legal matters in connection with the Policies have been passed on by Anne
M. Goggin, General Counsel of NELICO. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided legal advice on certain matters relating to the Federal securities laws.


                             REGISTRATION STATEMENT

     This Statement of Additional Information and the prospectus omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                    EXPERTS


     The consolidated financial statements of NELICO and subsidiaries included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP, 201 E. Kennedy Boulevard, Tampa, Florida 33602, serves as independent public accountants for the Variable Account and NELICO.


                                      SAI-10

NEW ENGLAND LIFE INSURANCE COMPANY
 INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of New England Life Insurance Company

We have audited the accompanying consolidated balance sheets of New England Life Insurance Company and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of New England Life Insurance Company and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 19, 2003

NEW ENGLAND LIFE INSURANCE COMPANY
 CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001
(DOLLARS IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               2002      2001
                                                              ------    ------
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value
    (amortized cost: $658 and $340, respectively)...........  $  685    $  344
  Equity securities, at fair value (cost: $24 and $30,
    respectively)...........................................      23        27
  Policy loans..............................................     270       262
  Other limited partnership interests.......................      15        20
  Short-term investments....................................      34        --
  Other invested assets.....................................      10        12
                                                              ------    ------
      Total investments.....................................   1,037       665
                                                              ------    ------
Cash and cash equivalents...................................     106       210
Accrued investment income...................................      17        19
Premiums and other receivables..............................     180       133
Deferred policy acquisition costs...........................   1,269     1,185
Other assets................................................      89       113
Separate account assets.....................................   5,425     5,725
                                                              ------    ------
      TOTAL ASSETS..........................................  $8,123    $8,050
                                                              ======    ======
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits....................................  $  338    $  245
  Policyholder account balances.............................     748       661
  Other policyholder funds..................................     306       296
  Policyholder dividends payable............................       2         2
  Current income taxes payable..............................      18        --
  Deferred income taxes payable.............................      63        68
  Other liabilities.........................................     254       115
  Separate account liabilities..............................   5,425     5,725
                                                              ------    ------
      TOTAL LIABILITIES.....................................   7,154     7,112
                                                              ------    ------
Commitments and contingencies (Note 6)
STOCKHOLDER'S EQUITY:
Common stock, par value $125.00 per share; 50,000 shares
  authorized; 20,000 shares issued and outstanding..........       3         3
Preferred stock, no par value; 1,000,000 shares authorized;
  200,000 issued and outstanding............................      --        --
Additional paid-in capital..................................     647       647
Retained earnings...........................................     295       284
Accumulated other comprehensive income......................      24         4
                                                              ------    ------
      TOTAL STOCKHOLDER'S EQUITY............................     969       938
                                                              ------    ------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY..................  $8,123    $8,050
                                                              ======    ======

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
 CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(DOLLARS IN MILLIONS)

                                                              2002    2001    2000
                                                              ----    ----    ----
REVENUES
Premiums....................................................  $ 91    $117    $125
Universal life and investment-type product policy fees......   407     351     272
Net investment income.......................................    36      44      63
Other revenues..............................................   190     221     283
Net investment losses.......................................   (11)     (1)    (28)
                                                              ----    ----    ----
        TOTAL REVENUES......................................   713     732     715
                                                              ----    ----    ----
EXPENSES
Policyholder benefits and claims............................   131     104     150
Interest credited to policyholder account balances..........    30      24      20
Policyholder dividends......................................     5       3      18
Other expenses..............................................   477     463     490
                                                              ----    ----    ----
        TOTAL EXPENSES......................................   643     594     678
                                                              ----    ----    ----
Income before provision for income taxes, cumulative effect
  of a change in accounting principle, and minority
  interest..................................................    70     138      37
Provision for income taxes..................................    14      42      25
                                                              ----    ----    ----
Income before cumulative effect of a change in accounting
  principle and minority interest...........................    56      96      12
Cumulative effect of a change in accounting principle.......   (15)     --      --
Minority interest...........................................   (25)    (20)     --
                                                              ----    ----    ----
NET INCOME..................................................  $ 16    $ 76    $ 12
                                                              ====    ====    ====

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(DOLLARS IN MILLIONS)

                                                                                        ACCUMULATED
                                                               ADDITIONAL                  OTHER
                                                      COMMON    PAID-IN     RETAINED   COMPREHENSIVE
                                                      STOCK     CAPITAL     EARNINGS   (LOSS) INCOME   TOTAL
                                                      ------   ----------   --------   -------------   -----
BALANCE AT DECEMBER 31, 1999........................    $3        $647        $215         $(11)       $854
  Dividends on preferred stock......................                           (11)                     (11)
  Comprehensive income:
    Net income......................................                            12                       12
    Other comprehensive income:
      Unrealized investment gains, net of related
        offsets, reclassification adjustments and
        income taxes................................                                          2           2
                                                                                                       ----
  Comprehensive income..............................                                                     14
                                                        --        ----        ----         ----        ----
BALANCE AT DECEMBER 31, 2000........................     3         647         216           (9)        857
  Dividends on preferred stock......................                            (8)                      (8)
  Comprehensive income:
    Net income......................................                            76                       76
    Other comprehensive income:
      Unrealized investment gains net of related
        offsets and income taxes....................                                         13          13
                                                                                                       ----
  Comprehensive income..............................                                                     89
                                                        --        ----        ----         ----        ----
BALANCE AT DECEMBER 31, 2001........................     3         647         284            4         938
  Dividends on preferred stock......................                            (5)                      (5)
  Comprehensive income:
    Net income......................................                            16                       16
    Other comprehensive income:
      Unrealized investment gains net of related
        offsets and income taxes....................                                         20          20
                                                                                                       ----
  Comprehensive income..............................                                                     36
                                                        --        ----        ----         ----        ----
BALANCE AT DECEMBER 31, 2002........................    $3        $647        $295         $ 24        $969
                                                        ==        ====        ====         ====        ====

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(DOLLARS IN MILLIONS)

                                                               2002      2001      2000
                                                              -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $    16   $    76   $    12
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Depreciation and amortization expenses..................        8        10        13
    Losses from sale of investments.........................       11         1        28
    Interest credited to policyholder account balances......       30        24        20
    Universal life and investment-type product policy
     fees...................................................     (407)     (351)     (272)
    Change in accrued investment income.....................        2         1        10
    Change in premiums and other receivables................        6       (12)       (2)
    Change in deferred policy acquisition costs, net........      (79)     (153)     (113)
    Change in insurance-related liabilities.................      103       102      (420)
    Change in income taxes payable..........................        3        40       (11)
    Change in other liabilities.............................      139       (64)       26
  Other, net................................................       42       123       177
                                                              -------   -------   -------
Net cash used in operating activities.......................     (126)     (203)     (532)
                                                              -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
    Fixed maturities........................................      176       135       587
    Equity securities.......................................        1        --        35
  Purchases of:
    Fixed maturities........................................     (550)     (226)      (87)
    Equity securities.......................................       --        (5)       (9)
  Net change in short-term investments......................      (34)       10        53
  Net change in policy loans................................       (8)      (28)      (52)
  Loss from sale of business, net...........................       --        --       (54)
  Other, net................................................       39       (19)       (3)
                                                              -------   -------   -------
Net cash (used in) provided by investing activities.........     (376)     (133)      470
                                                              -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
    Deposits................................................    1,426     2,109     1,712
    Withdrawals.............................................   (1,023)   (1,669)   (1,532)
  Long-term debt repaid.....................................       --        --       (77)
  Dividends on preferred stock..............................       (5)       (8)      (11)
                                                              -------   -------   -------
Net cash provided by financing activities...................      398       432        92
                                                              -------   -------   -------
Change in cash and cash equivalents.........................     (104)       96        30
Cash and cash equivalents, beginning of year................      210       114        84
                                                              -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $   106   $   210   $   114
                                                              =======   =======   =======
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest................................................  $     1   $     2   $     7
                                                              =======   =======   =======
    Income taxes............................................  $     6   $     7   $    22
                                                              =======   =======   =======

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

New England Life Insurance Company (the "Company" or "NELICO") is a wholly owned stock life insurance subsidiary of Metropolitan Life Insurance Company ("Metropolitan Life"). The Company is headquartered in Boston, Massachusetts as a Massachusetts chartered company. The Company principally provides variable life insurance and variable annuity contracts through a network of general agencies and independent brokers located throughout the United States. The Company also provides participating and non-participating traditional life insurance, pension products, as well as, group life, medical, and disability coverage.

The principal subsidiaries of which NELICO owns 100% of the outstanding common stock are: New England Pension and Annuity Company ("NEPA") and Newbury Insurance Company, Limited ("Newbury") for insurance operations and, through New England Life Holdings, Inc. (a holding company for non-insurance operations), New England Securities Corporation ("NES"), and NL Holding Corporation ("NL Holding") and its wholly owned subsidiaries Nathan and Lewis Securities, Inc., Nathan and Lewis Associates, Inc. NELICO owns a majority interest in MetLife Advisers LLC ("Advisers") and New England Financial Distributors LLC ("NEFD"). On October 31, 2000 Exeter Reassurance Co., Ltd, a Bermuda Corporation was sold to MetLife, Inc. the ultimate parent company of NELICO. The principal business activities of the subsidiaries are disclosed below.

NEPA was incorporated under the laws of the State of Delaware on September 12, 1980. NEPA holds licenses to sell annuity contracts in 22 states, but is currently not actively engaged in the sale or distribution of insurance products.

Newbury was incorporated in Bermuda on May 1, 1987, and is registered as a Class 2 insurer under The Insurance Act of 1978 (Bermuda). Newbury provides professional liability and personal injury coverage to the agents of NELICO through a facultative reinsurance agreement with Lexington Insurance Company. Effective September 1, 2000, Newbury began providing errors and omissions coverage to certain of the life insurance agents of MetLife through a facultative reinsurance agreement with Fireman's Fund Insurance Company.

NES, a National Association of Securities Dealers ("NASD") registered broker/dealer, conducts business as a wholesale distributor of investment products through the sales force of NELICO. Established in 1968, NES offers a range of investment products including mutual funds, investment partnerships, and individual securities. In 1994, NES became a Registered Investment Advisor with the Securities and Exchange Commission ("SEC"), and now offers individually managed portfolios. NES is the national distributor for variable annuity and variable life products issued by NELICO.

Advisers, which changed its name from New England Investment Management LLC in May 2001, was incorporated on August 26, 1994, and is registered as an investment adviser with the SEC, under the Investment Advisers Act of 1940. Advisers was organized to serve as an investment adviser to certain series of the New England Zenith Fund and certain other Metropolitan Life funds. Prior to January 1, 2001, Advisers was owned 100% by the Company. On January 1, 2001 the Company entered into an agreement with certain affiliated entities whereby those entities received a non-voting equity interest in Advisers. The Company retained 100% of the voting interests.

NL Holding engages in securities brokerage, dealer trading in fixed income securities, over the counter stock, unit investment trusts, and the sale of insurance related products and annuities, sold through licensed brokers and independent agents. Nathan and Lewis Securities, Inc., a wholly owned subsidiary of NL Holding, is a NASD registered broker/dealer. Nathan & Lewis Associates, a wholly owned subsidiary of NL Holding, is a general insurance agent which sells insurance policies and other insurance related products through its licensed brokers and independent agents.

NEFD was incorporated in Delaware on November 5, 1999. NEFD is licensed as an insurance agency to facilitate the distribution of insurance and other financial products, including securities.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The significant accounting policies, estimates, and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

The accompanying consolidated financial statements include the accounts of NELICO and its subsidiaries, and other limited partnerships in which the Company has a majority voting interest or general partner interest with limited removal rights by limited partners. Intercompany accounts and transactions have been eliminated. In addition, the Company has established a minority interest for the portion of the net income of Advisers not attributable to the Company's ownership of $25 million and $20 million for the years ended December 31, 2002 and 2001, respectively. Minority interest in the stockholder's equity of the Company was less than $1 million as of December 31, 2002 and 2001, respectively.

The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor interest, has influence over the partnership's operating and financial policies and does not have a controlling interest.

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2002 presentation.

INVESTMENTS

The Company's principal investments are in fixed maturities, which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of income, impairments and the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the fixed maturities impairment evaluation process include, but are not limited to: (i) The length of time and the extent to which the market value has been below amortized cost; (ii) The potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) The potential for impairments in an entire industry sector or sub-sector; (iv) The potential for impairments in certain economically depressed geographic locations; (v) The potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and (vi) Other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets.

The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of accumulated other comprehensive income, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Policy loans are stated at unpaid principal balances, which are not in excess of net cash surrender values of related insurance policies. Short-term investments are stated at amortized cost, which approximates fair value.

Other invested assets are reported at their estimated fair value.

VARIABLE INTEREST ENTITIES

Effective in 2003, Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of APB No. 51 ("FIN 46") established new accounting guidance relating to the consolidation of variable interest entities ("VIEs"). Certain investments in real estate joint ventures and other limited partnership interests meet the VIE definition. The Company will be required to consolidate any VIE for which it is determined that the Company is the primary beneficiary. The Company is still in the process of evaluating its investments with regard to the implementation of FIN 46.

The following table presents the total assets and the maximum exposure to loss relating to the VIEs that the Company believes it is reasonably possible it will need to consolidate in accordance with the provisions of FIN 46 at:

                                                                DECEMBER 31, 2002
                                                              ----------------------
                                                                           MAXIMUM
                                                               TOTAL       EXPOSURE
                                                               ASSETS      TO LOSS
                                                              --------    ----------
                                                              (DOLLARS IN MILLIONS)
Other structured investment transactions....................     $18         $  --(1)
Other limited partnership interests.........................       1             1(2)
                                                                 ---         -----
    Total...................................................     $19         $   1
                                                                 ===         =====

---------------
(1) The maximum exposure to loss is based on the carrying value of beneficial interests.

(2) The maximum exposure to loss is based on the carrying value plus unfunded commitments reduced by amounts guaranteed by other partners.

The other structured investment is an equity interest in a life insurance entity that the Company holds. This entity, which reinsures certain risks from the Company and Metropolitan Life, was established to facilitate the retention of top producing agents and to increase the quality of insurance written by such agents through the use of agent-owned participating equity.

CASH AND CASH EQUIVALENTS

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

PROPERTY, EQUIPMENT, LEASEHOLD IMPROVEMENTS AND COMPUTER SOFTWARE

Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. Estimated lives range from four to seven years for leasehold improvements and three to 15 years for all other property and equipment. Accumulated depreciation and amortization of property, equipment, and leasehold improvements was $4 million and $54 million at December 31, 2002 and 2001, respectively. Related depreciation and amortization expense was $168,000, $1 million and $9 million for the years ended December 31, 2002, 2001 and 2000, respectively. During 2002, the Company received $27 million from Metlife for the purchase of the Company's computers, furniture and other fixed assets at net book value.

Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as, internal and external costs incurred to develop internal-use computer software during the

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

application development stage are capitalized. Such costs are amortized generally over a three-year period using the straight-line method. Accumulated amortization of capitalized software was $15 million and $10 million at December 31, 2002 and 2001, respectively. Related amortization expense was $5 million, $8 million and $2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, variable life, universal life, investment-type products, and variable annuities. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investments, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts.

Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

Deferred policy acquisition costs for non-participating traditional life, non-medical health policies and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

Information regarding deferred policy acquisition costs is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
                                                                (DOLLARS IN MILLIONS)
Balance at January 1........................................  $1,185    $1,021    $  931
Capitalization of policy acquisition costs..................     189       216       223
                                                              ------    ------    ------
    Total...................................................   1,374     1,237     1,154
                                                              ------    ------    ------
Amortization allocated to:
  Net realized investment losses............................      --        --         1
  Unrealized investment (losses) gains......................      (4)      (11)       23
  Other expenses............................................     109        63       109
                                                              ------    ------    ------
    Total amortization......................................     105        52       133
                                                              ------    ------    ------
Balance at December 31......................................  $1,269    $1,185    $1,021
                                                              ======    ======    ======

Amortization of deferred policy acquisition costs is allocated to: (i) investment gains and losses to provide consolidated statement of income information regarding the impact of such gains on the amount of the amortization, (ii) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized to earnings, if such gains and losses had been recognized and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

Investment gains and losses that relate to certain products have a direct impact on the amortization of deferred policy acquisition costs. Presenting investment gains and losses net of related amortization of deferred policy

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

GOODWILL

The excess of cost over the fair value of net assets acquired ("goodwill") is included in other assets. On January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, ("SFAS 142"). In accordance with SFAS 142, goodwill is not amortized but tested for impairment at least annually to determine if a write down of the cost of the asset is required. Impairments are recognized in operating results when the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over a period of 10 years and impairments were recognized in operating results when permanent diminution in value was deemed to have occurred.

During the fourth quarter of 2002, the Company completed the goodwill impairment tests, which indicated the Company's goodwill was impaired. The Company wrote off all of the goodwill and recorded a cumulative effect of a change in accounting principle of $15 million. The goodwill impairment was due to reductions in anticipated future performance of its subsidiary, Nathan and Lewis Securities, Inc.

Net income for the years ended December 31, 2001 and 2000, adjusted to exclude amortization of goodwill, would have been $78 million and $14 million, respectively.

Changes in goodwill were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
                                                                (DOLLARS IN MILLIONS)
Net balance at January 1....................................   $ 15       $17       $19
Impairment losses...........................................    (15)       --        --
Amortization................................................     --        (2)       (2)
                                                               ----       ---       ---
Net balance at December 31..................................   $ --       $15       $17
                                                               ====       ===       ===

                                                              DECEMBER 31,
                                                              -------------
                                                              2002     2001
                                                              -----    ----
                                                               (DOLLARS IN
                                                                MILLIONS)
Accumulated amortization....................................  $ --      $8
                                                              =====     ==

FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disabled lives. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation. Differences between the actual experience and assumptions used in pricing the policies and in the establishment of liabilities result in variances in profit and could result in losses.

Future policy benefit liabilities for traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 4% to 5%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (ii) the liability for terminal dividends and (iii) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liability range from 6% to 7%.

Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rate used in establishing such liabilities is 3%.

Policyholder account balances for variable life, universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest ranging from 1% to 9%, less expenses, mortality charges, and withdrawals.

The liability for unpaid claims represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. Revisions of these estimates are included in operations in the year such refinements are made.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

Premiums related to non-medical health contracts are recognized on a pro rata basis over the applicable contract term.

Deposits related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges. Separate account investment management and advisory fees are also included in universal life and investment-type product income. Such fees are recognized in the period in which services are performed. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

OTHER REVENUES

Other revenues include broker/dealer commissions and fees, and administrative fees. Such commissions and fees are recognized in the period in which services are performed.

POLICYHOLDER DIVIDENDS

Policyholder dividends are approved annually by the Company's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the Company.

PARTICIPATING BUSINESS

Participating business represented approximately 3% of the Company's life insurance in force and 9% of the number of life insurance policies in force at December 31, 2002 and 2001. Participating policies represented approximately 52% and 70%, 52% and 67% and 55% and 65% of gross and net life insurance premiums for the years ended December 31, 2002, 2001 and 2000, respectively.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

INCOME TAXES

Beginning in taxable year 2002, NELICO joins with MetLife and its includable affiliates in filing a consolidated federal income tax return. Prior to taxable year 2002, NELICO and its includable life insurance and non-life insurance subsidiaries filed a separate consolidated federal income tax return. Non-includable subsidiaries of NELICO file either separate or separate consolidated tax returns. Income tax expense has been calculated in accordance with the provisions of the Internal Revenue Code, as amended. The Company uses the liability method of accounting for income taxes. Income tax provisions are based on income reported for financial statement purposes. The future tax consequences of temporary differences between financial reporting and tax basis of assets and liabilities are measured as of the balance sheet dates and are recorded as deferred income tax assets or liabilities.

REINSURANCE

The Company has reinsured certain of its life insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits.

SEPARATE ACCOUNTS

Separate Accounts are established in conformity with the state insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair market value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income, and realized and unrealized gains and losses on the investments of the separate account accrue directly to contract holders and, accordingly, are not reflected in the Company's consolidated financial statements. Mortality, policy administration and surrender charges to all separate accounts are included in revenues.

APPLICATION OF ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FIN 46 which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is in the process of assessing the impact of FIN 46 on its consolidated financial statements. Certain disclosure provisions of FIN 46 were required for December 31, 2002 financial statements. See "Variable Interest Entities."

Effective July 1, 2001, the Company adopted SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 requires the purchase method of accounting for all business combinations and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. Adoption of SFAS 141 did not have an impact on the Company's consolidated financial statements for 2002.

Effective January 1, 2002, the Company adopted SFAS No. 142 Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 eliminates the systematic amortization and establishes criteria for measuring the impairment of goodwill and certain other intangible assets by reporting unit. The Company did not amortize goodwill during 2002. Amortization of goodwill was $2 million for both years ended December 31, 2001 and 2000. The Company has completed the required impairment tests of goodwill and indefinite-lived intangible assets. As a result of these tests, the Company recorded a $15 million charge to earnings relating to the impairment of all goodwill assets in the fourth quarter of 2002 as a cumulative effect of a change in accounting principle.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 provides a single model for accounting for long-lived assets to be disposed of by superseding SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"). Under SFAS 144, discontinued operations are measured at the lower of carrying value or fair value less costs to sell, rather than on a net realizable value basis. Future operating losses relating to discontinued operations also are no longer recognized before they occur. SFAS 144 (i) broadens the definition of a discontinued operation to include a component of an entity (rather than a segment of a business); (ii) requires long-lived assets to be disposed of other than by sale to be considered held and used until disposed; and (iii) retains the basic provisions of (a) APB 30 regarding the presentation of discontinued operations in the statements of income, (b) SFAS 121 relating to recognition and measurement of impaired long-lived assets (other than goodwill), and (c) SFAS 121 relating to the measurement of long-lived assets classified as held-for-sale. Adoption of SFAS 144 did not have an impact on the Company's consolidated financial statements for 2002.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. SFAS 145 is effective for fiscal years beginning after May 15, 2002, and will not have a significant impact on the Company's consolidated results of operations, financial position or cash flows.

Effective April 1, 2001, the Company adopted certain additional accounting and reporting requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a Replacement FASB Statement No. 125, relating to the derecognition of transferred assets and extinguished liabilities and the reporting of servicing assets and liabilities. The adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

Effective April 1, 2001, the Company adopted EITF 99-20, Recognition of Interest Income and Impairment on Certain Investments. This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific evaluation methods to these securities for an other-than-temporary decline in value. The adoption of EITF 99-20 did not have a material impact on the Company's consolidated financial statements.

In July 2001, the SEC released Staff Accounting Bulletin No. 102, Selected Loan Loss Allowance and Documentation Issues ("SAB 102"). SAB 102 summarizes certain of the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. The application of SAB 102 by the Company did not have a material impact on the Company's consolidated financial statements.

Effective October 1, 2000, the Company adopted SAB No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying GAAP to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 2000, the Company adopted Statement of Position ("SOP") No. 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company's consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

Fixed maturities and equity securities at December 31, 2002 were as follows:

                                                                              GROSS
                                                               COST OR      UNREALIZED
                                                              AMORTIZED    ------------    ESTIMATED
                                                                COST       GAIN    LOSS    FAIR VALUE
                                                              ---------    ----    ----    ----------
                                                                       (DOLLARS IN MILLIONS)
Fixed maturities:
  U.S. corporate securities.................................     371        19       2         388
  Mortgage-backed securities................................     147         3      --         150
  Foreign corporate securities..............................      60         4       1          63
  U.S. treasuries/agencies..................................      22         2      --          24
  Asset-backed securities...................................      40         2      --          42
  Foreign government securities.............................       1        --      --           1
  Other fixed income assets.................................      17        --      --          17
                                                                ----       ---      --        ----
    Total fixed maturities..................................    $658       $30      $3        $685
                                                                ====       ===      ==        ====
Equity securities:
  Common stocks.............................................    $ 24       $--      $1        $ 23
                                                                ====       ===      ==        ====

Fixed maturities and equity securities at December 31, 2001 were as follows:

                                                                              GROSS
                                                               COST OR      UNREALIZED
                                                              AMORTIZED    ------------    ESTIMATED
                                                                COST       GAIN    LOSS    FAIR VALUE
                                                              ---------    ----    ----    ----------
                                                                       (DOLLARS IN MILLIONS)
Fixed maturities:
  U.S. corporate securities.................................     179         6       3         182
  Mortgage-backed securities................................      83        --      --          83
  Foreign corporate securities..............................      21         1       1          21
  U.S. treasuries/agencies..................................      27         1      --          28
  Asset-backed securities...................................      11        --      --          11
  Foreign government securities.............................       4        --      --           4
  Other fixed income assets.................................      15        --      --          15
                                                                ----       ---      --        ----
    Total fixed maturities..................................    $340       $ 8      $4        $344
                                                                ====       ===      ==        ====
Equity securities:
  Common stocks.............................................    $ 30       $--      $3        $ 27
                                                                ====       ===      ==        ====

The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $28 million for the years ended December 31, 2002 and 2001, respectively. Non-income producing fixed maturities were $1 million and $657 thousand at December 31, 2002 and 2001, respectively.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

The cost or amortized cost and estimated fair value of bonds at December 31, 2002, by contractual maturity date are shown below:

                                                               COST OR
                                                              AMORTIZED    ESTIMATED
                                                                COST       FAIR VALUE
                                                              ---------    ----------
                                                               (DOLLARS IN MILLIONS)
Due in one year or less.....................................    $ 11          $ 12
Due after one year through five years.......................     200           207
Due after five years through ten years......................     179           189
Due after ten years.........................................      81            84
                                                                ----          ----
    Subtotal................................................     471           492
Mortgage-backed and asset-backed securities.................     187           193
                                                                ----          ----
  Total fixed maturities....................................    $658          $685
                                                                ====          ====

Fixed maturities not due at a single maturity date have been included in the above tables in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

Sales of securities classified as available-for-sale were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              2002      2001      2000
                                                              -----     -----     -----
                                                                (DOLLARS IN MILLIONS)
Proceeds....................................................   $62      $127      $119
Gross investment gains......................................     1         2         1
Gross investment losses.....................................     3         2         1

Gross investment losses above exclude writedowns recorded during 2002 and 2001 for other than temporarily impaired available-for-sale securities of $9 million and $1 million, respectively. There were no writedowns for the year ended December 31, 2000.

Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

ASSETS ON DEPOSIT

The Company had investment assets on deposit with regulatory agencies with a fair market value of $6 million at December 31, 2002 and 2001.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NET INVESTMENT INCOME

The components of net investment income were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2002      2001      2000
                                                              ----      ----      ----
                                                               (DOLLARS IN MILLIONS)
Fixed maturities............................................  $24       $23       $48
Equity securities...........................................   --         1         2
Policy loans................................................   15        14        12
Other limited partnership interests.........................   (6)        5         2
Cash, cash equivalents and short-term investments...........    4        --        --
Other.......................................................    2         2         4
                                                              ---       ---       ---
    Total...................................................   39        45        68
Less: Investment expenses...................................    3         1         5
                                                              ---       ---       ---
    Net investment income...................................  $36       $44       $63
                                                              ===       ===       ===

NET INVESTMENT LOSSES

Net investment losses were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2002      2001      2000
                                                              ----      ----      ----
                                                               (DOLLARS IN MILLIONS)
Fixed maturities............................................  $(5)      $--       $ --
Equity securities...........................................   (6)       --        (28)
Other.......................................................   --        (1)        (1)
                                                              ----      ---       ----
    Total...................................................  (11)       (1)       (29)
Amounts allocable to deferred policy acquisition costs......   --        --          1
                                                              ----      ---       ----
    Net investment losses...................................  $(11)     $(1)      $(28)
                                                              ====      ===       ====

Investment losses have been reduced by deferred policy acquisition costs to the extent that such amortization results from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NET UNREALIZED INVESTMENT GAINS (LOSSES)

The components of net unrealized investment gains (losses), included in accumulated other comprehensive income, were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2002      2001      2000
                                                              ----      ----      ----
                                                               (DOLLARS IN MILLIONS)
Fixed maturities............................................  $27       $ 4       $(5)
Equity securities...........................................   (1)       (3)       (2)
Other invested assets.......................................   (1)       (2)       --
                                                              ----      ---       ---
    Total...................................................   25        (1)       (7)
                                                              ----      ---       ---
Amounts allocable to:
  Deferred policy acquisition costs.........................    9         5        (6)
Deferred income taxes.......................................  (10)       --         4
                                                              ----      ---       ---
    Total...................................................   (1)        5        (2)
                                                              ----      ---       ---
    Net unrealized investment gains (losses)................  $24       $ 4       $(9)
                                                              ====      ===       ===

The changes in net unrealized investment gains (losses) were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2002      2001      2000
                                                              ----      ----      ----
                                                               (DOLLARS IN MILLIONS)
Balance at January 1........................................  $ 4       $(9)      $(11)
Unrealized gains during the year............................   26         6         25
Unrealized gains (losses) relating to
    Deferred policy acquisition costs.......................    4        11        (23)
Deferred income taxes.......................................  (10)       (4)        --
                                                              ----      ---       ----
Balance at December 31......................................  $24       $ 4       $ (9)
                                                              ====      ===       ====
Net change in unrealized investment gains...................  $20       $13       $  2
                                                              ====      ===       ====

3. FAIR VALUE INFORMATION

The estimated fair value amounts of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Amounts related to the Company's financial instruments were as follows:

                                                              CARRYING    ESTIMATED
                                                               VALUE      FAIR VALUE
                                                              --------    ----------
                                                              (DOLLARS IN MILLIONS)
DECEMBER 31, 2002
Assets:
  Fixed maturities..........................................    $685         $685
  Equity securities.........................................      23           23
  Policy loans..............................................     270          270
  Short-term investments....................................      34           34
  Cash and cash equivalents.................................     106          106
Liabilities:
  Policyholder account balances.............................     282          264

                                                              CARRYING    ESTIMATED
                                                               VALUE      FAIR VALUE
                                                              --------    ----------
                                                              (DOLLARS IN MILLIONS)
DECEMBER 31, 2001
Assets:
  Fixed maturities..........................................    $344         $344
  Equity securities.........................................      27           27
  Policy loans..............................................     262          262
  Cash and cash equivalents.................................     210          210
Liabilities:
  Policyholder account balances.............................     228          222

The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

FIXED MATURITIES AND EQUITY SECURITIES

The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

POLICY LOANS

The carrying value of policy loans approximate fair value.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The carrying values for cash and cash equivalents and short-term investments approximated fair market values due to the short-term maturities of these instruments.

POLICYHOLDER ACCOUNT BALANCES

The fair value of policyholder account balances are estimated by discounting expected future cash flows, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. EMPLOYEE BENEFIT PLANS

PENSION BENEFIT AND OTHER BENEFIT PLANS

Effective January 1, 2001, the Company's employees became employees of Metropolitan Life and in connection with this transition the New England Life Insurance Company Retirement Plan and Trust ("NEF Retirement Plan") merged into the Metropolitan Life Retirement Plan for United States Employees ("Retirement Plan") and the New England 401K Plan and Trust ("NEF 401k Plan") merged into the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates ("SIP"). Retirement benefits are based primarily on years of service and the employee's average salary.

                                                                         DECEMBER 31,
                                                              ----------------------------------
                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              ----------------    --------------
                                                              2002       2001     2002     2001
                                                              -----      -----    -----    -----
                                                                    (DOLLARS IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year...........  $  --      $ 286    $ 13     $ 45
  Interest cost.............................................     --         --       1        1
  Actuarial losses (gains)..................................     --         --       3       (1)
  Transfers in (out of controlled group)....................     --       (286)     --      (31)
  Benefits paid.............................................     --         --      (1)      (1)
                                                              -----      -----    ----     ----
Projected benefit obligation at end of year.................     --         --      16       13
                                                              -----      -----    ----     ----
Change in plan assets:
Contract value of plan assets at beginning of year..........     --        213      --       --
  Transfers in (out of controlled group)....................     --       (213)     --       --
                                                              -----      -----    ----     ----
Contract value of plan assets at end of year................     --         --      --       --
Under funded................................................     --         --     (16)     (13)
                                                              -----      -----    ----     ----
Unrecognized net actuarial (gains)..........................     --         --     (14)     (18)
                                                              -----      -----    ----     ----
Prepaid accrued benefit cost................................  $  --      $  --    $(30)    $(31)
                                                              =====      =====    ====     ====

There were no aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans.

The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

                                                              PENSION BENEFITS     OTHER BENEFITS
                                                              -----------------    --------------
                                                               2002       2001     2002     2001
                                                              -------    ------    -----    -----
                                                                     (DOLLARS IN MILLIONS)
Weighted average assumptions at December 31,
Discount rate...............................................     N/A       N/A     6.75%    7.40%
Expected rate of return on plan assets......................     N/A       N/A      N/A      N/A
Rate of compensation increase...............................     N/A       N/A      N/A      N/A

The assumed health care cost trend rate used in measuring the accumulated non-pension post-retirement benefit obligation was generally 9% in 2002, gradually decreasing to 5% in 2010 and generally 9.5% in 2001, gradually decreasing to 5% over five years.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have no material effect on the health care plans.

The components of periodic benefit costs were as follows:

                                                    PENSION BENEFITS           OTHER BENEFITS
                                                 ----------------------    ----------------------
                                                 2002     2001     2000    2002     2001     2000
                                                 -----    -----    ----    -----    -----    ----
                                                              (DOLLARS IN MILLIONS)
Service cost...................................    --       --       7       --       --       1
Interest cost..................................    --       --      20        1        1       3
Expected return on plan assets.................    --       --     (19)      --       --      --
Amortization of prior actuarial gains..........    --       --       1       (1)      (1)     (1)
                                                 -----    -----    ----    -----    -----    ---
Net periodic benefit cost......................  $ --     $ --     $ 9     $ --     $ --     $ 3
                                                 =====    =====    ====    =====    =====    ===

SAVINGS AND INVESTMENT PLANS

The Company sponsored savings and investment plans for substantially all employees under which the Company matched a portion of employee contributions. The Company contributed $2 million, for the year ended December 31, 2000. As previously stated, the NEF 401K Plan was merged into Metropolitan Life's SIP plan effective January 1, 2001. All contributions to the SIP plan are made by Metropolitan Life.

5. SEPARATE ACCOUNTS

The Company has non-guaranteed separate accounts totaling $5,425 million and $5,725 million at December 31, 2002 and 2001, respectively, for which the policyholder assumes the investment risk.

Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $54 million, $48 million and $46 million for the years ended December 31, 2002, 2001 and 2000, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, these investment products carry a graded surrender charge as well as a market value adjustment.

6. COMMITMENTS AND CONTINGENCIES

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's premium taxes. The Company paid guaranty fund assessments of less than one million in 2002, 2001, and 2000.

Various litigation, claims and assessments against the Company, in addition to those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

In some of the matters referred to above, large and/or indeterminate amounts, including punitive damages and treble damages, are sought. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes, after consideration of available insurance and reinsurance and the provisions made in the Company's consolidated financial statements, are not likely to have a material adverse effect on the Company's consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular annual periods.

7. INCOME TAXES

The provision for income tax expense was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
                                                                (DOLLARS IN MILLIONS)
Current:
  Federal...................................................   $ 29       $(2)     $ 36
                                                               ----       ---      ----
                                                                 29        (2)       36
                                                               ----       ---      ----
Deferred:
  Federal...................................................    (15)       44       (12)
  State and local...........................................     --        --         1
                                                               ----       ---      ----
                                                                (15)       44       (11)
                                                               ----       ---      ----
Provision for income taxes..................................   $ 14       $42      $ 25
                                                               ====       ===      ====

Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2002      2001      2000
                                                              ----      ----      ----
                                                               (DOLLARS IN MILLIONS)
Tax provision at U.S. statutory rate........................  $25       $48       $13
Tax effect of:
  Tax exempt investment income..............................   (3)       (2)       --
  Sale of Subsidiaries......................................   --        --        10
  Other, net................................................   (8)       (4)        2
                                                              ---       ---       ---
Provision for income taxes..................................  $14       $42       $25
                                                              ===       ===       ===

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax liabilities consisted of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                               2002          2001
                                                              -------       -------
                                                              (DOLLARS IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables..................   $300          $284
  Tax loss carry-forwards...................................     10            10
  Other.....................................................     22            20
                                                               ----          ----
                                                                332           314
                                                               ----          ----
  Less: valuation allowance.................................     10            10
                                                               ----          ----
                                                                322           304
                                                               ----          ----
Deferred income tax liabilities:
  Investments...............................................     (5)            6
  Deferred policy acquisition costs.........................    365           344
  Net unrealized investment gains...........................     10             4
  Other.....................................................     15            18
                                                               ----          ----
                                                                385           372
                                                               ----          ----
Net deferred income tax liability...........................   $(63)         $(68)
                                                               ====          ====

8. REINSURANCE

The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. The Company currently reinsures up to 90% of the mortality risk for all new individual life insurance policies that it writes through its various franchises. Risks in excess of $5 million are 100% reinsured. The Company reinsures its business through a diversified group of reinsurers. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks of specific characteristics. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

In addition to reinsuring mortality risk, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks.

The effect of reinsurance on premiums earned is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                              2002       2001       2000
                                                              -----      -----      -----
                                                                 (DOLLARS IN MILLIONS)
Direct premiums.............................................  $ 228      $ 305      $ 221
Reinsurance assumed.........................................     --        (10)        11
Reinsurance ceded...........................................   (137)      (178)      (107)
                                                              -----      -----      -----
Net premiums................................................  $  91      $ 117      $ 125
                                                              =====      =====      =====
Reinsurance recoveries netted against policyholder
  benefits..................................................  $ 127      $ 102      $  73
                                                              =====      =====      =====

Reinsurance recoverables, included in premiums and other receivables, were $116 million and $94 million at December 31, 2002 and 2001, respectively.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

The following provides an analysis of the activity in the liability for benefits relating to group accident and non-medical health policies and contracts:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2002      2001      2000
                                                              ----      ----      ----
                                                               (DOLLARS IN MILLIONS)
BALANCE AT JANUARY 1........................................  $ 7       $ 4       $ 4
  Reinsurance recoverables..................................   (5)       (3)       (3)
                                                              ---       ---       ---
NET BALANCE AT JANUARY 1....................................    2         1         1
                                                              ---       ---       ---
Incurred related to:
  Current year..............................................    1         1        --
                                                              ---       ---       ---
NET BALANCE AT DECEMBER 31..................................    3         2         1
  Add: Reinsurance recoverables.............................   10         5         3
                                                              ---       ---       ---
BALANCE AT DECEMBER 31......................................  $13       $ 7       $ 4
                                                              ===       ===       ===

9. OTHER EXPENSES

Other expenses were comprised of the following:

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                              2002       2001       2000
                                                              -----      -----      -----
                                                                 (DOLLARS IN MILLIONS)
Compensation................................................  $  99      $ 106      $  92
Commissions.................................................    250        224        234
Amortization of policy acquisition costs....................    109         63        109
Capitalization of policy acquisition costs..................   (189)      (216)      (223)
Advisory fees...............................................     84         95         85
Insurance taxes, licenses, and fees.........................      8         23         27
Agency allowances...........................................     69         90         86
Other.......................................................     47         78         80
                                                              -----      -----      -----
  Total other expenses......................................  $ 477      $ 463      $ 490
                                                              =====      =====      =====

10. STOCKHOLDER'S EQUITY

DIVIDEND RESTRICTIONS

Stockholder dividends or other distributions proposed to be paid by NELICO must be approved by the Massachusetts Commissioner of Insurance (the "Commissioner") if such dividends or distributions, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) 10% of NELICO's statutory surplus as regards policyholders as of the previous December 31, or (2) NELICO's statutory net gain from operations for the 12 month period ending the previous December 31. In addition, Dividends cannot be paid from a source other than statutory surplus without prior approval of the Commissioner. Since NELICO's statutory surplus is less than zero, NELICO cannot pay any dividends without prior approval of the Commissioner.

The Company paid no common stockholder dividends for the years ended December 31, 2002, 2001 and 2000. The Company paid preferred dividends of $5 million, $8 million, and $11 million during the years ended December 31, 2002, 2001, and 2000, respectively, with prior approval of the Commissioner.

STATUTORY EQUITY AND INCOME

Applicable insurance department regulations require that the insurance subsidiaries prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, and valuing securities on a different basis. Statutory net (loss) income of the Company, as filed with the Commonwealth of Massachusetts Division of Insurance (the "Division"), was ($35) million, $2 million and ($11) million for the years ended 2002, 2001 and 2000, respectively; statutory capital and surplus, as filed, was $360 million and $364 million at December 31, 2002 and 2001, respectively.

The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments, and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices.

The Division required adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. The adoption of the Codification, as modified by the Division increased the Company's statutory capital and surplus by approximately $32 million, as of January 1, 2001. Further modifications by state insurance departments may impact the effect of the Codification on the Company's statutory capital and surplus.

11. OTHER COMPREHENSIVE INCOME

The following table sets forth the reclassification adjustments required for the years ended December 31, 2002, 2001 and 2000 to avoid double-counting in other comprehensive income items that are included as part of net income for the current year that have been reported as a part of other comprehensive income in the current or prior year:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2002      2001      2000
                                                              ----      ----      ----
                                                               (DOLLARS IN MILLIONS)
Holding gains on investments arising during the year........  $10       $20       $ 23
Income tax effect of holding (gains) or losses..............   (3)       (5)        16
Reclassification adjustments:
  Recognized holding losses (gains) included in current year
    income..................................................   16       (12)        --
  Amortization of premiums and accretion of discounts on
    investments.............................................    1        (1)        --
  Income tax effect.........................................   (6)        3         --
Allocation of holding gains (losses) on investments relating
  to other policyholder amounts.............................    4        11        (23)
Income tax effect of allocation of holding gains or losses
  to other policyholder amounts.............................   (2)       (3)       (14)
                                                              ---       ----      ----
Other comprehensive income..................................  $20       $13       $  2
                                                              ===       ====      ====

12. RELATED PARTY TRANSACTIONS

Effective 2001, Metropolitan Life and the Company entered into a Master Service Agreement for Metropolitan Life to provide all administrative, accounting, legal and similar services to the Company. This Agreement replaced the former Administrative Services Agreement ("ASA") under which the Company provided such services for certain Metropolitan Life life insurance and annuity contracts defined in the ASA. Metropolitan Life charged the Company $154 million and $73 million for administrative services in 2002 and 2001 respectively. The Company charged Metropolitan Life $164 million for administrative services for 2000. In addition, $61 million was charged to Metropolitan Life by the Company for other miscellaneous services for 2000. These services were charged based upon direct costs incurred. Service fees charged to Metropolitan Life were recorded by NELICO as a reduction in operating expenses.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

During 2002, the Company received $27 million from MetLife for the purchase of the Company's computers, furniture and other fixed assets at net book value.

The Company has preferred stock outstanding of $200 million owned by MetLife Credit Corporation. The Company paid $5 million, $8 million and $11 million of dividends on the preferred stock in 2002, 2001 and 2000, respectively.

During 1998 the Company acquired NL Holding and entered into employment agreements with key individuals of NL Holding. Under these agreements, which expired in 2001, the Company paid $0, $5 million, $0 in 2002, 2001 and 2000, respectively.

Commissions earned by NES from sales of shares in funds sponsored by New England Funds ("NEF"), a subsidiary of MetLife through October 2000, were $12 million in 2000. NES earned asset-based income of $10 million on assets under management with NEF of approximately $3,500 million in 2000.

Management believes intercompany expenses have been calculated on a reasonable basis, however these costs may not necessarily be indicative of the costs that would be incurred if the Company operated on a standalone basis.

The Company has various reinsurance agreements with affiliated entities. The Company had ceded premium of $34 million, $32 million, and $28 million in 2002, 2001 and 2000, respectively.

13. BUSINESS SEGMENT INFORMATION

The Company provides insurance and financial services to customers primarily in the United States. The Company's core businesses are divided into five segments:
Individual Life, Individual Annuity, Group Pension, Group Life and Health, and Corporate. These segments are managed separately because either they provide different products and services, require different strategies, or have different technology requirements.

Individual Life sells primarily variable life as well as traditional life policies. Individual Annuity sells variable annuity contracts. Group Pension sells a variety of group annuity and pension contracts to corporations and other institutions. Group Life and Health provides group life, medical, and disability contracts to corporations and small businesses and provides disability income coverage to individuals. Through its Corporate segment, the Company reports the operating results of subsidiaries as well as items that are not allocated to any of the business segments.

Set forth in the following tables is certain financial information with respect to the Company's operating segments for the years ended December 31, 2002, 2001 and 2000. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations after income taxes. The Company does not allocate non-recurring items to the segments.

Allocation of net investment income and net investment gains (losses) were based on the amount of assets allocated to each segment. Other costs and operating costs were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing.

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                                                                             CORPORATE
AT OR FOR THE YEAR ENDED                    INDIVIDUAL   INDIVIDUAL    GROUP      GROUP         AND
DECEMBER 31, 2002                              LIFE       ANNUITY     PENSION   LIFE, A&H   SUBSIDIARIES   TOTAL
------------------------                    ----------   ----------   -------   ---------   ------------   ------
                                                                    (DOLLARS IN MILLIONS)
Premiums..................................    $   75       $    3     $   --       $11         $    2      $   91
Universal life and investment-type product
  policy fees.............................       281           41         10        --             75         407
Net investment income.....................         6            8          2         1             19          36
Other revenues............................        13           (3)         4         7            169         190
Net investment losses.....................        (1)          (1)        --        --             (9)        (11)
Policyholder benefits and claims..........       110            7         --         8              6         131
Interest credited to policyholder.........        21            6          3        --             --          30
Policyholders' Dividends..................         5           --         --        --             --           5
Other Expenses............................       195           36         12         8            226         477
Income (loss) before provision for income
  taxes, cumulative effect of a change in
  accounting principle, and minority
  interest................................        43           (1)         1         3             24          70
Provision (benefit) for income taxes......        15           --         --         1             (2)         14
Income (loss) before cumulative effect of
  a change in accounting principle, and
  minority interest.......................        28           (1)         1         2             26          56
Cumulative effect of a change in
  accounting principle....................        --           --         --        --            (15)        (15)
Minority interest.........................        --           --         --        --            (25)        (25)
Net income (loss).........................        28           (1)         1         2            (14)         16
Total assets..............................     3,634        2,270      1,160        16          1,043       8,123
Deferred policy acquisition costs.........     1,132          118         10         2              7       1,269
Separate account assets...................     2,317        1,996      1,112        --             --       5,425
Policyholder liabilities..................     1,031          255         38        22             48       1,394
Separate account liabilities..............     2,317        1,996      1,112        --             --       5,425

NEW ENGLAND LIFE INSURANCE COMPANY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                                                                             CORPORATE
AT OR FOR THE YEAR ENDED                    INDIVIDUAL   INDIVIDUAL    GROUP      GROUP         AND
DECEMBER 31, 2001                              LIFE       ANNUITY     PENSION   LIFE, A&H   SUBSIDIARIES   TOTAL
------------------------                    ----------   ----------   -------   ---------   ------------   ------
                                                                    (DOLLARS IN MILLIONS)
Premiums..................................    $   73       $    1     $   --       $42          $  1       $  117
Universal life and investment-type product
  policy fees.............................       247           30         10        --            64          351
  Net investment (loss) income............        (6)           3          3         1            43           44
Other revenues............................         6            3          4        10           198          221
Net investment gains (losses).............         2           --         --        --            (3)          (1)
Policyholder benefits and claims..........        69            2         (2)       32             3          104
Interest credited to policyholder.........        18            3          3        --            --           24
Policyholders' Dividends..................         3           --         --        --            --            3
Other Expenses............................       160           32          7        13           251          463
Income before provision for income taxes
  and minority interest...................        72           --          9         8            49          138
Provision for income taxes................        24           --          3         3            12           42
Income before minority interest...........        48           --          6         5            37           96
Minority interest.........................        --           --         --        --           (20)         (20)
Net income................................        48           --          6         5            17           76
Total assets..............................     3,704        2,047      1,252        48           999        8,050
Deferred policy acquisition costs.........     1,062          101         11         5             6        1,185
Separate account assets...................     2,709        1,834      1,182        --            --        5,725
Policyholder liabilities..................       894          182         47        42            39        1,204
Separate account liabilities..............     2,709        1,834      1,182        --            --        5,725

                                                                                       CORPORATE
FOR THE YEAR ENDED                  INDIVIDUAL   INDIVIDUAL    GROUP    GROUP LIFE,       AND
DECEMBER 31, 2000                      LIFE       ANNUITY     PENSION       A&H       SUBSIDIARIES   TOTAL
------------------                  ----------   ----------   -------   -----------   ------------   ------
                                                             (DOLLARS IN MILLIONS)
Premiums..........................    $  70         $ --       $ --        $ 36          $   19      $  125
Universal life and investment-type
  product policy fees.............      210           25          7          --              30         272
Net investment (loss) income......      (13)          (1)         1          --              76          63
Other revenues....................       11           10          7           8             247         283
Net investment gains (losses).....       35            2         (2)         --             (63)        (28)
Policyholder benefits and
  claims..........................       83            6         --          31              30         150
Interest credited to
  policyholder....................       13            2          3          --               2          20
Policyholders' Dividends..........        3           --         --          --              15          18
Other Expenses....................      153           33          8          13             283         490
Income (loss) before provision for
  income taxes....................       61           (5)         2          --             (21)         37
Provision (benefit) for income
  taxes...........................        9           (3)         2          --              17          25
Net income (loss).................       52           (2)        --          --             (38)         12

Revenues derived from any single customer do not exceed 10% of the total consolidated revenues for the years presented. Revenues were predominantly generated from United States activity. Activity from other geographic locations did not exceed 10% for any geographic location.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT

                            PART C OTHER INFORMATION

ITEM 27.      EXHIBITS

         (a)               January 31, 1983 Resolution of the Board of
                           Directors of NEVLICO 4

         (b)               None

         (c)      (i)      Distribution Agreement between NEVLICO and NELESCO 5

                  (ii)     Form of Contract between NELICO and its General
                           Agents 4

                  (iii)    Form of contract between NELICO and its Agents 5

                  (iv)     Commission Schedule for Policies 13

                  (v) Form of contract among NES, NELICO and other broker dealers 3

         (d)      (i)      Specimen of Policy 6

                  (ii)     Additional Specimen of Policy 13

                  (iii)    Riders and Endorsements 6

                  (iv)     Rider: Waiver of Monthly Deduction 7

                  (v)      Temporary Term Rider 8

                  (vi)     Exclusion from Benefits Riders 11

                  (vii)    Endorsement - Unisex rates 4

                  (viii)   Extended Maturity Rider 12

                  (ix) Additional Extended Maturity Endorsement, Level Term Rider and Change Endorsement 13

         (e)      (i)      Specimens of Application for Policy 6

                  (ii)     Additional Application for Policy 8

         (f)      (i)      Amended and restated Articles of Organization of
                           NELICO 2

                  (ii)     Amended and restated By-Laws of NELICO 3

                  (iii) Amendments to Amended and restated Articles of Organization 9

                  (iv)     Amended and restated By-Laws of NELICO 16

         (g)               Reinsurance Agreements

         (h)      (i)      Participation Agreement among Variable Insurance
                           Products Fund, Fidelity Distributors Corporation and
                           New England Variable Life Insurance Company 5

                  (ii) Amendment No. 1 to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and New England Variable Life Insurance Company 1

                  (iii) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and New England Variable Life Insurance Company 1

                  (iv) Participation Agreement among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company and New England Life Insurance Company 14

                  (v) Participation Agreement among New England Zenith Fund, New England Investment Management, Inc., New England Securities Corporation and New England Life Insurance Company 14

                  (vi)     Amendment No. 2 to Participation Agreement among
                           Variable

                           Insurance Products Fund, Fidelity Distributors Corporation and New England Life Insurance Company 15

                  (vii) Amendment No. 1 to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and New England Life Insurance Company 15

                  (viii) Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., Met Investors Distribution Company and New England Life Insurance Company 18

                  (ix) Participation Agreement among American Funds Insurance Series, Capital Research and Management Company and New England Life Insurance Company 17

         (i)               None

         (j)               None


         (k)               Opinion and Consent of Anne M. Goggin, Esq.

         (l)               None

         (m)               None

         (n)      (i)      Consent of Sutherland Asbill & Brennan LLP

                  (ii)     Consent of Independent Auditors

         (o)               None

         (p)               None

         (q)      (i)      Notice of Withdrawal Right for Policies 1

                  (ii) Consolidated memorandum describing certain procedures, filed pursuant to Rule 6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii) 5

                  (iii)    Second Addendum to Consolidated Memorandum 10

         (r)               Powers of Attorney 19

---------------------------

         1 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 033-88082, filed June 22, 1995.

         2 Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed February 13, 1997.

         3 Incorporated herein by reference to Pre-effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed July 16, 1997.

         4 Incorporated herein by reference to Post-Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 033-66864, filed February 25, 1998.

         5 Incorporated herein by reference to Post-Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 033-52050, filed April 24, 1998.

         6 Incorporated herein by reference to Post-Effective Amendment No. 3 to the Variable Account's Form S-6 Registration Statement, File No. 033-88082, filed April 24, 1998.

         7 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-46401, filed

                  July 9, 1998.

         8 Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 033-88082, filed January 20, 1999.

         9 Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 033-65263, filed February 24, 1999.

         10 Incorporated herein by reference to Post-Effective Amendment No. 10 to the Variable Account's Form S-6 Registration Statement, File No. 033-52050, filed April 26, 1999.

         11 Incorporated herein by reference to Post-Effective Amendment No. 6 to the Variable Account's Form S-6 Registration Statement, File No. 033-88082, filed April 27, 1999.

         12 Incorporated herein by reference to Post-Effective Amendment No. 7 to the Variable Account's Form S-6 Registration Statement, File No. 033-88082, filed February 29, 2000.

         13 Incorporated herein by reference to Post-Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 033-88082, filed August 18, 2000.

         14 Incorporated herein by reference to Post-Effective Amendment No. 11 to the Variable Account's Form S-6 Registration Statement, File No. 033-88082, filed November 9, 2000.

         15 Incorporated herein by reference to Post-Effective Amendment No. 2 to the Variable Account's Form S-6 Registration Statement, File No.333-89409, filed February 26, 2001.

         16 Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed April 25, 2001.

         17 Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 333-89409, filed July 20, 2001.

         18 Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-73676, filed November 19, 2001.

         19 Incorporated herein by reference to Post-Effective Amendment No. 1 to the Variable Account's Form N-6 Registration Statement, File No. 333-73676, filed December 13, 2002.

ITEM 28       DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address                     Positions and Offices with Depositor
C. Robert Henrikson **                                  Chairman, President and Chief Executive Officer

Thom A. Faria *                                         Director and President, New England Financial
                                                        Distribution

Stewart G. Nagler **                                    Director

Catherine A. Rein ***                                   Director

Stanley J. Talbi **                                     Director

Lisa M. Weber **                                        Director

William J. Wheeler **                                   Director

David W. Allen *                                        Senior Vice President

Mary Ann Brown **                                       Senior Vice President and Chief Actuary

James D. Gaughan **                                     Secretary and Clerk

Anne M. Goggin *                                        Senior Vice President and General Counsel

Alan C. Leland, Jr. *                                   Senior Vice President

George J. Maloof *                                      Executive Vice President

Hugh C. McHaffie *                                      Senior Vice President

Scott D. McInturff *                                    Senior Vice President and Actuary

Stephen J. McLaughlin *                                 Senior Vice President

Thomas W. Moore *                                       Senior Vice President

Anthony J. Williamson ****                              Senior Vice President, Treasurer and
                                                        (Principal Financial Officer)

Virginia M. Wilson ****                                 Senior Vice President, Controller and
                                                        (Principal Accounting Officer)

* The principal office address is 501 Boylston Street, Boston, MA 02117

** The principal office address is One Madison Avenue, New York, NY 10010

*** The principal office address is Metropolitan Property and Casualty Insurance
    Company, 700 Quaker Lane, Warwick, RI 02887

**** The principal office address is 1 MetLife Plaza, 27-01 Queens Plaza North,
     Long Island City NY 11101

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE INSURANCE COMPANY OR REGISTRANT

The following list provides information regarding the entities under common control with the Depositor. The Depositor is a wholly-owned, indirect subsidiary of Metropolitan Life Insurance Company, which is organized under the laws of New York. The Depositor is organized under the laws of Massachusetts. No person is controlled by the Registrant.

          ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                             AS OF DECEMBER 31, 2002

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2002. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. Organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association  (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Capital Trust I (DE)

E.    Aseguradora Hidalgo, S.A. (Mexico)

F.    Metropolitan Insurance and Annuity Company (DE)

G. MetLife Pensiones S.A. (Mexico)- Ownership of MetLife Pensiones S.A. and Seguros Genesis, S.A. (Mexico) is as follows: MetLife, Inc. owns 97.4738%, and Metropolitan Asset Management Corporation owns 2.5262%.

H. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by Met-Life, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Reaseguros de Vida S.A. (Chile)- 99.999735% is owned by MetLife Chile Inversiones Limitada and 0.000265% is owned by MetLife International Holdings, Inc.

      2. MetLife Chile Seguros de Vida S.A. (Chile)- 95.7302007% is owned by MetLife Chile Inversiones Limitada, 4.2696274% by MetLife Chile Reaseguros de Vida S.A. and 0.0001719% by MetLife International Holdings, Inc.

I. Seguros Genesis S.A. (Mexico)- Ownership of MetLife Pensiones S.A. and Seguros Genesis, S.A. (Mexico) is as follows: MetLife, Inc. owns 97.4738%, and Metropolitan Asset Management Corporation owns 2.5262%.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

      1.    Jefferson Pilot Omega Seguros de Vida S.A. (Uruguay)

K.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

            a)    Texas Life Agency Services, Inc. (TX)

            b)    Texas Life Agency Services of Kansas, Inc. (KS)

      2.    Cova Life Management Company (DE)

      3.    MetLife Investors Insurance Company (MO)

            a)    MetLife Investors Insurance Company of California (CA)

            b)    First MetLife Investors Insurance Company (NY)

L.    Walnut Street Securities, Inc. (MO)

      1.    WSS Insurance Agency of Massachusetts, Inc. (MA)

      2.    Walnut Street Advisers, Inc. (MO)

      3.    WSS Insurance Agency of Nevada, Inc. (NV)

M.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Group of Ohio (OH)

      3.    Security First Insurance Agency (MA)

      4.    MetLife Investors Distribution Company (DE)

      5.    MetLife Investors Insurance Agency, Inc. (Nevada)

      6.    Met Investors Advisory, LLC (DE)

      7.    MetLife Investors Financial Agency, Inc. (TX)

N.    MetLife International Holdings, Inc. (DE)

      1. MetLife Iberia, S.A.(Spain)- Shares of MetLife Iberia, S.A. are held by MetLife International Holdings at 80%.

            a)    Seguros Genesis S.A. (Spain)

            b) Genesis Seguros Gnerales, Sociedad Anonima de Seguros y Reaseguros (Spain)

      2.    Natiloportem Holdings, Inc.(DE)

            a) Metropolitan Life Insurance Services Limited (United Kingdom)- 50% of the shares of Metropolitan Life Insurance Services Limited are held by Metropolitan Life Insurance Company.

            b)    Metropolitan Company Limited (Isle of Man)

            c)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

            d) European Marketing Services S.r.l. (Italy)- 95% of the shares of European Marketing Services S.r.l are held by Natiloportem Holdings, Inc. and 5% are held by MetLife International Holdings, Inc.

      3. MetLife India Insurance Company Private Limited (India)-26% of the shares of MetLife India Insurance Company Private Limited are held by MetLife International Holdings, Inc. and 74% by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

      5.    Metropolitan Life Seguros de Retiro S.A. (Argentina)

      6.    Metropolitan Life Seguros de Vida S.A. (Argentina)

            a) Met AFJP S.A. (Argentina)- 95% of the shares of Met AFJP S.A. are held by Metropolitan Life Seguros de Vida S.A. (Argentina) and 5% of the shares are held by Metropolitan Seguros de Retiro S.A.

      7. MetLife Services Company Czechia, s.r.o. (Czech Republic)- 10% of the shares of MetLife Services Company Czechia are held by Natiloportem Holdings, Inc. and 90% of the shares are held by MetLife International Holdings, Inc.

      8. Metropolitan Life Ubezpieczen na Zycie S.A. (Poland)- 48% of the shares of Metropolitan Life Ubezpieczen na Zycie S.A. are held directly by MetLife, Inc.

      9.    MetLife Insurance Company of Korea Limited (South Korea)

      10.   Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)

            a) Seguradora Seasul S.A. (Brazil) - 99.89% of the shares of Seguradora Seasul S.A. are held by Metropolitan Life Seguros e Previdencia Privada S.A.

O.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Avenue Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 99% of the voting control of Park Twenty Three Investments Four Company is held by 334 Madison Euro Investments, Inc. and 1% is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 99% of the voting control of Convent Station Euro Investments Four Company is held by Park Twenty Three Investments Company and 1% by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 89.9% of the voting control of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company and 10.1% is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc.(MA)- AEW Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    CRH Co., Inc. (MA)

      9.    L/C Development Corporation (CA)

      10.   New England Portfolio Advisors, Inc. (MA)

      11.   Benefit Services Corporation (GA)

      12.   One Madison Merchandising L.L.C. (CT)

      13.   Transmountain Land & Livestock Company (MT)

      14.   MetPark Funding, Inc. (DE)

      15.   HPZ Assets LLC (DE)

      16.   MetDent, Inc. (DE)

      17.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      18.   Metropolitan Tower Realty Company, Inc. (DE)

      19.   Metropolitan Tower Life Insurance Company (DE)

      20.   Security Equity Life Insurance Company (NY)

      21.   MetLife Security Insurance Company of Louisiana (LA)

      22. P.T. MetLife Sejahtera (Indonesia)-94.3% of P.T. MetLife Sejahtera is held by Metropolitan Life Insurance Company.

      23.   Met Life Holdings Luxembourg S.A. (Luxembourg)

      24.   Metropolitan Life Holdings Netherlands BV (Netherlands)

      25.   MetLife (India) Private Ltd. (India)

      26.   Metropolitan Marine Way Investments Limited (Canada)

      27. MetLife Central European Services Spolka z Organiczona Odpowiedzialmoscia (Poland)

      28.   MetLife Investments Ireland Limited (Ireland)

      29.   MetLife Private Equity Holdings, LLC (DE)

      30.   MetLife Securities, Inc. (DE)

      31.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR. 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

                  (1)   Coating Technologies International, Inc. (DE)

      32.   Metropolitan Realty Management, Inc. (DE)

            a)    Edison Supply and Distribution (DE)

            b)    Cross & Brown Company (NY)

                  (1)   CBNJ, Inc.(NJ)

      33.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      34.   MetLife Holdings, Inc.

            a)    MetLife Credit Corp.

            b)    MetLife Funding, Inc.

      35.   Metropolitan Property & Casualty Insurance Company

            a)    Metropolitan General Insurance Company (RI)

            b)    Metropolitan Casualty Insurance Company (RI)

            c)    Metropolitan Direct Property and Casualty Insurance Company
                  (RI)

            d)    Met P&C Managing General Agency, Inc.(TX)

            e)    MetLife Auto & Home Insurance Agency, Inc. (RI)

            f)    Metropolitan Group Property and Casualty Insurance Company
                  (RI)

                  (1) Metropolitan Reinsurance Company (U.K.) Limited (United Kingdom)

            g)    Metropolitan Lloyds, Inc. (TX)

                  (1) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

            h)    Economy Fire & Casualty Company (IL)

                  (1)   Economy Preferred Insurance Company (IL)

                  (2)   Economy Premier Assurance Company (IL)

      36.   SSRM Holdings, Inc. (DE)

            a)    State Street Research & Management Company (DE)

                  (1)   State Street Research Investment Services, Inc. (MA)

            b)    SSR Realty Advisors, Inc. (DE)

                  (1)   Metric Management, Inc.(DE)

                  (2)   Metric Assignor, Inc. (CA)

                  (3)   SSR AV, Inc. (DE)

                  (4)   Metric Capital Corporation (CA)

                  (5)   SSR Development Partners LLC (DE)

                  (6) Metric Property Management, Inc. (DE)- 50% of Metric Property Management is held by Metric Realty and SSR Realty Advisors, Inc.

                  (7) Metric Realty (IL)- 50% of Metric Realty is held by SSR Realty Advisors, Inc.

      37.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE) - 73.78% Limited Partnership interest of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company and 10% General Partnership interest of MetLife Capital Credit L.P. is held by Metropolitan Asset Management Corporation.

                  (1)   MetLife Capital CFLI Holdings, LLC (DE)

                        (a)   MetLife Capital CFLI Leasing, LLC (DE)

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company and 9.58% Limited Partnership and 16.64% General Partnership interests are held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) MetLife Investments, S.A.(Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

      38.   MetLife General Insurance Agency, Inc. (DE)




            a)    MetLife General Insurance Agency of Alabama, Inc. (DE)

            b)    MetLife General Insurance Agency of Kentucky, Inc. (DE)

            c)    MetLife General Insurance Agency of Mississippi, Inc. (DE)

            d)    MetLife General Insurance Agency of North Carolina, Inc. (DE)

            e)    MetLife General Insurance Agency of Texas, Inc.(DE)

            f)    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

      39.   MetLife New England Holdings, Inc. (DE)

            a)    New England Life Insurance Company (MA)

                  (1)   New England Life Holdings, Inc. (DE)

                         (a)   New England Securities Corporation (MA)

                        (b)   Hereford Insurance Agency, Inc. (MA)

                        (c)   Hereford Insurance Agency of Hawaii, Inc. (HI)

                        (d)   Fairfield Insurance Agency of Texas, Inc. (TX)

                        (e)   MetLife Advisers, LLC (MA)

                        (f)   N.L. Holding Corp. (DEL) (NY)

                              (i) Nathan & Lewis Securities, Inc. (NY)

                              (ii) Nathan & Lewis Associates-Arizona, Inc. (AZ)

                              (iii) Nathan & Lewis of Nevada, Inc. (NV)

                              (iv) Nathan & Lewis Associates, Inc. (NY)

                                    (A)   Nathan and Lewis Insurance Agency of
                                          Massachusetts, Inc. (MA)

                                    (B)   Nathan and Lewis Associates of Texas,
                                          Inc. (TX)

                  (2)   Newbury Insurance Company, Limited (Bermuda)

                  (3)   New England Pension and Annuity Company (DE)

                  (4)   Omega Reinsurance Corporation (AZ)

      40.   GenAmerica Financial Corporation (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Distributors, Inc. (MO)

            c)    General American Life Insurance Company (MO)

                  (1)   Paragon Life Insurance Company (MO)

                  (2)   John S. McSwaney & Associates, Inc. (ND)

                  (3) GenAmerica Management Corporation (MO)- 90% of the voting shares of GenAmerica Management Corporation are owned by General American Life Insurance Company.

                  (4)   Krisman, Inc. (MO)

                  (5)   White Oak Royalty Company (OK)

                  (6)   Equity Intermediary Company (MO)

                        (a) Reinsurance Group of America, Incorporated (MO)- 48.9% of Reinsurance Group of America, Incorporated is held by Equity Intermediary Company and 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company.

                              (i)   Reinsurance Company of Missouri,
                                    Incorporated (MO)


                                    (A)   RGA Reinsurance Company (MO)

                                          (aa)  Fairfield Management Group,
                                                Inc.(MO)

                                                (a.1) Reinsurance Partners, Inc.
                                                      (MO)

                                                (a.2) Great Rivers Reinsurance
                                                      Management, Inc. (MO)

                                                (a.3) RGA (U.K.) Underwriting
                                                      Agency Limited (United
                                                      Kingdom)

                              (ii) Triad Re, Ltd. (Barbados)-67% of Triad Re, Ltd. is held by Reinsurance Group of America, Incorporated and 100% of the preferred stock of Triad Re, Ltd. is also held by Reinsurance Group of America Incorporated.

                              (iii) RGA Sigma Reinsurance SPC (Cayman Islands)

                              (iv)  RGA Americas Reinsurance Company, Ltd.
                                    (Barbados)

                              (v) RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                                    (A)   RGA Financial Group, L.L.C. (DE)- 80%
                                          of RGA Financial Group, L.L.C. is held
                                          by RGA Reinsurance Company (Barbados)
                                          Ltd. and 20% of RGA Financial Group,
                                          LLC is held by RGA Reinsurance Company

                              (vi)  RGA Life Reinsurance Company of Canada
                                    (Canada)

                              (vii) RGA International Corporation (Nova Scotia)

                                    (A)   RGA Financial Products Limited
                                          (Canada)

                              (viii) RGA Holdings Limited (U.K) (United Kingdom)

                              (ix)  RGA UK Services Limited (United Kingdom)

                              (x)   RGA Capital Limited U.K. (United Kingdom)

                              (xi)  RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (xii) RGA South African Holdings (Pty) Ltd. (South
                                    Africa)

                                    (A)   RGA Reinsurance Company of South
                                          Africa Limited (South Africa)

                              (xiii)RGA Australian Holdings PTY Limited
                                    (Australia)

                                    (A)   RGA Reinsurance Company of Australia
                                          Limited (Australia)

                                    (B)   RGA Asia Pacific PTY, Limited
                                          (Australia)

                              (xiv) General American Argentina Seguros de Vida,
                                    S.A. (Argentina)

                              (xv)  RGA Argentina S.A. (Argentina)

                              (xvi) Regal Atlantic Company (Bermuda)
                                    Ltd.(Bermuda)

                              (xvii)Malaysia Life Reinsurance Group Berhad
                                    (Malaysia)- 30% interest of Malaysia Life
                                    Reinsurance Group Berhad is held by
                                    Reinsurance Group of America, Incorporated.

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Structures is a general partnership in which Metropolitan Life Insurance Company owns a 50% interest.

2) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

3) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), an indirect wholly owned subsidiary of Metropolitan.

4) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly-owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following: Coating Technologies International, Inc.

5) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 30.      INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife maintains a directors' and officers' liability policy with a maximum coverage of $300 million under which the Depositor and New England Securities Corporation, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered.

Section 9 of NELICO's By-Laws provides that NELICO shall, to the extent legally permissible, indemnify its directors and officers against liabilities and expenses relating to lawsuits and proceedings based on such persons' roles as directors or officers. However, Section 9 further provides that no such indemnification shall be made with respect to any matter as to which a director or officer is adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Section 9 also provides that in the event a matter is disposed of by a settlement payment by a director or officer, indemnification will be provided only if the settlement is approved as in the best interest of the corporation by (a) a disinterested majority of the directors then in office, (b) a majority of the disinterested directors then in office, or (c) the holders of a majority of outstanding voting stock (exclusive of any stock owned by any interested director or officer).

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NELICO pursuant to the foregoing provisions, or otherwise, NELICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by NELICO of expenses incurred or paid by a director, officer, or controlling person of NELICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, NELICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.      PRINCIPAL UNDERWRITERS

         (a) New England Securities Corporation also serves as principal underwriter for:



         New England Variable Annuity Fund I
         New England Variable Annuity Separate Account
         New England Life Retirement Investment Account
         The New England Variable Account

         (b) The directors and officers of the Registrant's principal underwriter, New England Securities Corporation, and their addresses are as follows:

                                           Positions and Offices with Principal
       Name                                         Underwriter
Vacant                                Chairman of the Board, Director, President and CEO
David Decker**                        Vice President
Mary M. Diggins*                      Vice President, General Counsel, Secretary and Clerk
Johannes Etwaroo***                   Vice President of Operations
Thom A. Faria*                        Director
Anne M. Goggin*                       Director
Paul D. Hipworth***                   Treasurer and Chief Financial Officer

Principal Business Address:

*New England Financial - 501 Boylston Street, Boston, MA 02117

**MetLife - 27-01 Queens Plaza North, Long Island City, NY 11101

***MetLife - 485 E US Highway South, Iselin, NY 08830

        (c)
        (1)                        (2)                     (3)                     (4)                     (5)
                                   Net               Compensation on
     Name of                   Underwriting         Events Occasioning
    Principal                 Discounts And         The Deduction of a          Brokerage                 Other
   Underwriter                 Commissions          Deferred Sales Load        Commissions             Compensation
New England
Securities                     $82,764,079                  --                      --                      --
Corporation

Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into selling agreements with the principal underwriter with respect to sales of the Contracts.

ITEM 32.      LOCATION OF ACCOUNTS AND RECORDS

         The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

         (a) Registrant

         (b) Metropolitan Life Insurance Company
             One Madison Avenue
             New York, NY 10010

         (c) New England Securities Corporation
             501 Boylston Street
             Boston, Massachusetts 02116

ITEM 33.      MANAGEMENT SERVICES

         Not applicable

ITEM 34.      FEE REPRESENTATION

         New England Life Insurance Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by New England Life Insurance Company.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, New England Variable Life Separate Account, has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and the Commonwealth of Massachusetts, on the 28th day of April, 2003.


                                      New England Variable Life Separate Account
                                                    (Registrant)

                                      By: New England Life Insurance Company
                                                    (Depositor)

                                      By: /s/ Anne M. Goggin
                                          -------------------------
                                          Anne M. Goggin, Esq.
                                          Senior Vice President
                                          and General Counsel
Attest:

 /s/  John E. Connolly, Jr.
 --------------------------
      John E. Connolly, Jr.
      Counsel

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, New England Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and the Commonwealth of Massachusetts, on the 28th day of April, 2003.

                                             New England Life Insurance Company
(Seal)
                                             By: /s/ Anne M. Goggin
                                                 ---------------------------
                                                     Anne M. Goggin, Esq.
                                                     Senior Vice President
                                                     and General Counsel
Attest:

/s/ John E. Connolly, Jr.
-------------------------
    John E. Connolly, Jr.
    Counsel

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities indicated, on April 28, 2003.



                           *                        Chairman, President and Chief Executive Officer
--------------------------------------------
C. Robert Henrikson
                           *                        Director
--------------------------------------------
Thom A. Faria
                           *                        Director
--------------------------------------------
Stewart G. Nagler
                           *                        Director
--------------------------------------------
Catherine A. Rein
                           *                        Director
--------------------------------------------
Stanley J. Talbi
                           *                        Director
--------------------------------------------
Lisa M. Weber
                           *                        Director
--------------------------------------------
William J. Wheeler
                           *                        Senior Vice President and Treasurer
--------------------------------------------        (Principal Financial Officer)
Anthony J. Williamson

                           *                        Senior Vice President, Controller and
--------------------------------------------        (Principal Accounting Officer)
Virginia M. Wilson


                                                    By: /s/ Marie C. Swift, Esq.
                                                        ------------------------
                                                            Marie C. Swift, Esq.
                                                            Attorney-in-fact

* Executed by Marie C. Swift, Esquire on behalf of those indicated pursuant to powers of attorney filed with Post-Effective Amendment No. 1 to the Variable Account's Form N-6 Registration Statement, File No. 333-73676, on December 13, 2002.

                                  EXHIBIT INDEX


(g)      Reinsurance Agreements

(k)      Opinion and Consent of Anne M. Goggin, Esq.

(n)(i)   Consent of Sutherland Asbill & Brennan LLP

(n)(ii)  Consent of Independent Auditors